2022

MANAGEMENT INFORMATION CIRCULAR
Annual General and Special Meeting of Shareholders
May 26, 2022

INVITATION TO OUR VIRTUAL AGSM
April 7, 2022
Fellow shareholders:
On behalf of the Board of Directors and management of Alamos Gold Inc. (the “Company”), I would like to invite you to attend the annual general and special meeting of shareholders that will be held on Thursday, May 26, 2022, at 4:00 p.m. (Toronto time). Due to the ongoing COVID-19 pandemic and to permit a greater number of shareholders to participate, we have once again made the decision to hold a virtual annual meeting, as set out in further detail in the accompanying notice and management information circular.
The enclosed management information circular contains important information about the meeting, voting, the nominated directors, our governance practices and how we compensate our executives and directors, among other things. It also describes the Board of Directors role and responsibilities. In addition to these items, we will discuss, at the meeting, highlights of our 2021 performance and our plans for the future.
Your participation in the affairs of the Company is important to us. You should exercise your vote, either online at the meeting, by completing and returning your proxy form, by telephone or online in advance of the meeting.
Best regards,

John A. McCluskey
President and Chief Executive Officer

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
The annual general and special meeting of shareholders (the “Meeting”) of Alamos Gold Inc. (the “Company” or “Alamos”) will be held on Thursday, May 26, 2022, at 4:00 p.m., Toronto time, where you will be asked to:
1.receive and consider the consolidated financial statements of the Company for its financial year ended December 31, 2021, and the auditors’ report thereon;
2.elect nine (9) directors who will serve until the next annual meeting of shareholders;
3.re-appoint auditors that will serve until the next annual meeting of shareholders and authorize the directors to set their remuneration;
4.approve the unallocated awards under the Company’s Long-Term Incentive Plan, as well as revisions to the plan’s amendment provision;
5.approve the unallocated shares under the Company’s Employee Share Purchase Plan, as well as revisions to the plan’s amendment provision;
6.approve the Company's Amended and Restated Shareholder Rights Plan; and
7.consider and, if deemed appropriate, to pass, with or without variation, a non-binding advisory resolution on the Company’s approach to executive compensation.
Shareholders will also transact such other business as may properly be brought before the Meeting (or adjournment thereof).
The Meeting will be held as a completely virtual meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate at the Meeting and engage with directors of the Company (the “Directors”) and management. Shareholders will not be able to attend the Meeting in person. Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/417466599.
The accompanying Management Information Circular provides information relating to the matters to be dealt with at the Meeting and forms part of this notice. The Board of Directors of the Company has fixed the close of business on April 7, 2022 as the record date for determining the shareholders who are entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment thereof. Alamos has prepared a list, as of the close of business on the record date, of the holders of Alamos common shares. A holder of record of common shares of Alamos whose name appears on such list is entitled to vote the shares shown opposite such holder’s name on such list at the Meeting.
This year Alamos is using “notice-and-access” to deliver meeting materials to shareholders. Our Meeting Materials can be viewed online on our website at www.alamosgold.com, under our profile on SEDAR at www.sedar.com, our profile on EDGAR at www.sec.gov/edgar, or at http://www.envisionreports.com/ALAMOSGOLD2022. The notice-and-access notification will also provide instructions on how to vote at the Meeting and on how to receive paper copies of the meeting materials.

DATED at Toronto, Ontario, this 7th day of April, 2022.
By Order of the Board of Directors,
/s/ Nils F. Engelstad
Nils F. Engelstad
Senior Vice President, General Counsel

Management Information Circular                                    PAGE - vii -

MEETING AND VOTING INFORMATION
This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Alamos Gold Inc. (the “Company” or “Alamos”) for use at the annual general and special meeting of the shareholders of the Company (the “Meeting”) (and at any adjournment thereof) to be held as a virtual meeting, which will be conducted via live webcast on Thursday, May 26, 2022, at 4:00 p.m., Toronto time. The information set out in this Circular is given as at April 7, 2022, unless otherwise indicated. All dollar amounts referenced in this Circular are in United States Dollars, unless otherwise specified. The exchange rate as at December 31, 2021 was CAD$1.00 = US$0.7874 and the average exchange rate for 2021 was CAD$1.00 = US$0.7978.
Record Date for Voting at the Meeting
The Board of Directors (the “Board”) has set the close of business on April 7, 2022 as the record date (the “Record Date”) for determining which shareholders shall be entitled to receive notice of and to vote at the Meeting. Only shareholders of record as of the Record Date shall be entitled to receive notice of and to vote at the Meeting, unless after the Record Date a shareholder transfers his or her common shares of the Company (the “Common Shares”) and the transferee (the “Transferee”), upon establishing that the Transferee owns such Common Shares, requests in writing, at least 10 days prior to the Meeting or any adjournments thereof, that the Transferee may have his or her name included on the list of shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be sent to the Company’s Senior Vice President, General Counsel at the following email: notice@alamosgold.com.
Notice and Access
This year the Company is using the “notice-and-access” system for the delivery of the Circular and 2021 annual report to both beneficial and registered shareholders, which includes the Company’s management’s discussion and analysis and annual audited consolidated financial statements for the fiscal year ended December 31, 2021 (collectively, the “Meeting Materials”).
Under notice-and-access, you will still receive a proxy or voting instruction form enabling you to vote at the Meeting. However, instead of a paper copy of the Circular, you receive a notice document which contains information about how to access the Meeting Materials electronically. One benefit of the notice-and-access system is that it reduces the environmental impact of producing and distributing paper copies of documents in large quantities.
The Circular and form of proxy (or voting instruction form, as applicable) provide additional information concerning the matters to be dealt with at the Meeting. You should access and review all information contained in the Circular before voting.
Our Meeting Materials can be viewed online on our website at www.alamosgold.com, under our profile on SEDAR at www.sedar.com, our profile on EDGAR at www.sec.gov/edgar, or at http://www.envisionreports.com/ALAMOSGOLD2022.
How We Will Solicit Proxies
The Company will bear the expense of this solicitation. It is expected the solicitation will be made primarily by mail, but regular employees or representatives of the Company (none of whom shall receive any extra compensation for these activities) may also solicit by telephone, electronically and in person and arrange for intermediaries to send this Circular and the form of proxy to their principals at the expense of the Company.
The contents and the sending of this Circular have been approved by the Board.
Management Information Circular                                    PAGE -6-

How to Vote in Advance of the Meeting
Advance voting must be received by 4:00pm (Toronto time) on May 24, 2022. Telephone voting can be completed by calling toll-free at 1-866-732-VOTE (1-866-732-8683) or direct at 1-312-588-4290, internet voting can be completed at www.investorvote.com, or by scanning the QR code with a smartphone on the proxy form or voting information form (as applicable). Mail voting can be completed by returning the form of proxy or voting instruction form in the envelope provided.

How to Attend the Meeting
Shareholders will not be able to attend the Meeting in person. Shareholders and duly appointed proxyholders can attend the Meeting online by going to https://web.lumiagm.com/417466599, which will open fifteen (15) minutes prior to the meeting on May 26, 2022 at 4:00 p.m. Registered shareholders and duly appointed proxyholders can participate in the meeting by clicking “I have a login”, entering a Username and Password, and accepting the terms and conditions before the start of the meeting.

Registered shareholders must use the 15-digit control number located on the form of proxy or in the email notification received as the Username and the Password is “alamos2022”. Computershare Trust Company of Canada (“Computershare”) will provide duly appointed proxyholders with a Username after the voting deadline has passed. Beneficial shareholders who have not appointed themselves may attend the meeting by clicking “I am a guest” and completing the online form.

Voting at the meeting will only be available for registered shareholders and duly appointed proxyholders.
It is important that shareholders accessing the Meeting online, using a smartphone, tablet or computer have the latest version of Chrome, Safari, Edge or Firefox, and remain connected to the internet at all times during the Meeting in order to vote when balloting commences. In order to participate online, shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a Username.
How to Participate at the Meeting
The Meeting will be hosted online by way of a live webcast. A summary of the information shareholders will need to attend the online Meeting is provided below. The Meeting will begin at 4:00pm (Toronto time) on Thursday, May 26, 2022. Registered shareholders that have a 15-digit control number, along with duly appointed proxyholders who were assigned a Username (see details under the heading “Appointment and Revocation of Proxies”), will be able to vote and submit questions during the meeting. To do so, please go to https://web.lumiagm.com/417466599 prior to the start of the meeting to login. Click on “I have a login” and enter your 15-digit control number or Username along with the password “alamos2022”, and accept the terms and conditions. Beneficial Shareholders who do not have a 15-digit control number or Username will only be able to attend as a guest by clicking “I am a guest” which allows them listen to the meeting however will not be able to vote or submit questions.
United States beneficial shareholders must first obtain a valid legal proxy from their broker, bank or other agent and then register in advance to attend and vote the Meeting. Such beneficial shareholders should follow the instructions from their broker or bank included with these proxy materials, or contact their broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from their broker, bank or other agent, the beneficial shareholder may register to attend the Meeting by submitting a copy of their legal proxy to Computershare. Requests for registration should be directed to: Computershare, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 or email at uslegalproxy@computershare.com. Requests for registration must be labeled as “Legal Proxy” and be received no later than 4:00pm (Toronto time) on May 24, 2022. Please note that you MUST also register your appointment at http://www.computershare.com/alamosgold.
If you are using a 15-digit control number to login to the online meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the meeting as a guest.
Management Information Circular                                    PAGE -7-

Appointment and Revocation of Proxies
The persons named in the accompanying form of proxy are designated as proxyholders by management of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO by submitting your proxy to Computershare by 4:00 pm (Toronto Time) on May 24, 2022. You MUST also go to http://www.computershare.com/alamosgold and provide Computershare with the name and email address of such appointed person, by 4:00pm (Toronto time) on May 24, 2022 so that Computershare may provide the proxyholder with a Username via email.
Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.
The instrument revoking the proxy must be emailed to the Company at notice@alamosgold.com at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof duly authorized. Only registered shareholders have the right to revoke a proxy. Beneficial shareholders who wish to change their vote must, at least seven (7) days before the Meeting, arrange for their respective intermediaries to revoke the proxy on their behalf.
Provisions Relating to Voting of Proxies
The Common Shares represented by proxy will be voted or withheld from voting by the designated proxyholder in accordance with the instructions of the shareholder appointing him or her on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. If there are no instructions provided by the shareholder, those Common Shares will be voted in favour of all proposals set out in this Circular. The proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.
Advice to Beneficial Shareholders of Common Shares
The information set forth in this section is significant to many shareholders as a substantial number of shareholders do not hold Common Shares in their own names. Beneficial shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, most of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for, withhold or against resolutions) upon the instructions of the beneficial shareholders. Therefore, beneficial shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person well in advance of the Meeting.
Applicable regulatory policies require intermediaries/brokers to seek voting instructions from beneficial shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by beneficial shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of voting supplied to a beneficial shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the beneficial shareholder. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada. Broadridge typically mails a voting instruction form to the beneficial shareholders, and asks beneficial shareholders to return the voting instruction forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions to the Company’s tabulation agent respecting the voting of shares to be presented at the Meeting. A beneficial shareholder receiving a voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to Broadridge well in advance of the Meeting to have the Common Shares voted.
Management Information Circular                                    PAGE -8-

Beneficial and Registered Shareholders
•If you would like paper copies of the Meeting Materials, you should first determine whether you are (i) a beneficial holder of the Common Shares, as are most of our shareholders, or (ii) a registered shareholder.
•You are a beneficial shareholder (also known as a non-registered shareholder) if you beneficially own Common Shares that are held in the name of an intermediary such as a depository, bank, trust company, securities broker, trustee, clearing agency (such as CDS Clearing and Depository Services Inc. or “CDS”) or another intermediary. For example, you are a non-registered shareholder if your Common Shares are held in a brokerage account of any type.
You are a registered shareholder if you hold a paper share certificate and your name appears directly on your share certificate.
How to obtain paper copies of the Meeting Materials
Beneficial shareholders may request that paper copies of the Meeting Materials be mailed to them at no cost. Requests may be made up to one year from the date that the Circular was filed on SEDAR. To request materials before the meeting go to www.proxyvote.com and entering the 16-digit control number located on your voting instruction form and following the instructions provided. Alternatively, you may submit a request by calling 1-877-907-7643. If you are a Non-Objecting Beneficial Owner you may also request that paper copies of the Meeting Materials be mailed to you at no cost by calling 1-877-907-7643. Requests should be received by May 16, 2022. (i.e., at least 10 calendar days in advance of the date and time set out in your voting instruction form as a voting deadline) if you would like to receive the Meeting Materials in advance of the voting deadline and Meeting date.
If you hold a paper share certificate or DRS Advice or Statement (“DRS”) and your name appears directly on your share certificate or DRS, you are a registered shareholder and you may request that paper copies of the Meeting Materials be mailed to you at no cost by calling 1-866-962-0498. Requests should be received by May 16, 2022. (i.e., at least ten calendar days in advance of the date and time set out in your proxy form as a voting deadline). Requests by registered shareholders may be made up to one year from the date that the Circular was filed on SEDAR by calling the Assistant Corporate Secretary of the Company at 1-866-788-8801.
How many shareholders are needed to reach a quorum at the Meeting?
We need to have at least two people present at the meeting in person (or by proxy) representing not less than 25% of the total number of votes entitled to vote at the meeting. On April 7, 2022, 392,142,349 Common Shares were issued and outstanding, each share carrying the right to one vote. The Company is authorized to issue an unlimited number of Common Shares without par value. Only shareholders of record on the close of business on April 7, 2022 who either personally attend the Meeting or who complete and deliver a proxy in the manner and subject to the provisions set out under the headings “Record Date for Voting at the Meeting” and “Appointment and Revocation of Proxies” will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

Management Information Circular                                    PAGE -9-

Does any shareholder own 10% or more of Alamos’ Common Shares?
To the knowledge of the Directors and senior officers of the Company, as at the date of this Circular, there are no persons or companies beneficially owning or controlling or directing, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company, except as follows:

Name and Address	Number of Shares	Percentage of Outstanding Common Shares
BlackRock Inc. - 55 East 52nd Street, New York, NY 10055 USA	46,072,535(1)	11.8%
(1)According to a report filed under Schedule 13G on EDGAR on March 11, 2022 this company owned or exercised control or direction over the number of Common Shares of the Company indicated as at December 31, 2021.

Management Information Circular                                    PAGE -10-

BUSINESS OF THE MEETING
1.    Receiving the Consolidated Financial Statements of Alamos Gold Inc.
The consolidated financial statements of the Company for the fiscal year ended December 31, 2021, together with the auditors’ report thereon are mailed to the Company’s registered and beneficial shareholders who requested them. The 2021 consolidated financial statements of the Company are available on the Alamos website at www.alamosgold.com and on both the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, our profile on Electronic Data Gathering, Analysis, and Retrieval (EDGAR) at www.sec.gov/edgar, or http://www.envisionreports.com/ALAMOSGOLD2022.
2.    Election of Directors
At the Meeting, shareholders will be asked to re-elect nine (9) directors. Each director elected will hold office until the conclusion of the next annual meeting of shareholders of the Company at which a director is elected, unless the director’s office is earlier vacated in accordance with the articles of the Company or the provisions of the Business Corporations Act (Ontario).
All the nominated directors are independent, except for John McCluskey, the Company’s President and Chief Executive Officer (“CEO”) (see “Director Independence”, on page 68, below). As such, the majority (89%) of director nominees are independent.
You can vote “for” all of these directors, vote “for” some of them and “against” others, or “against” all of them.
The following pages sets out information about the nominees for election as directors. There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees have been nominated for election as a director of the Company.
Each of the nominated directors is eligible to serve as a director and has expressed his/her willingness to do so.
To learn more about how our Board operates, see our “Statement of Corporate Governance Practices” on page 67.
Unless otherwise instructed, the named proxyholders will vote for all the nominated directors listed below. If any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.

Management Information Circular                                    PAGE -11-

Elaine Ellingham, MBA, M.Sc., P.Geo. Toronto, Ontario, Canada
Age: 63 Independent: Yes Securities Held Shares: 35,000 DSUs: 81,229 2021 Vote Results: 87.89% in favour
Elaine Ellingham is a geologist with over 30 years experience in mineral exploration, corporate development, investor relations and senior management for mining companies. She also spent eight years with the Toronto Stock Exchange, from 1997 to 2005, in a number of capacities including National Leader of Mining. She has held senior management roles at IAMGOLD Inc., Richmont Mines Inc. and currently serves as CEO of Omai Gold Mines Corp. For fifteen years she consulted to international mining companies and private equity funds, evaluating and executing corporate transactions and assisting in going-public transactions. Her former Directorships include Wallbridge Mining Company Ltd, Aurania Resources Ltd and Richmont Mines Inc, acquired by Alamos in 2017. She is currently a director of Almaden Minerals Ltd. and Omai Gold Mines Corp. Ms. Ellingham holds a Master of Science degree and a Master of Business Administration from the University of Toronto, and is a Professional Geoscientist. Ms. Ellingham has been a Director of Alamos since May 7, 2018.
Committees and Attendance
Board - 7 of 7
Audit Committee - 2 of 2(1)
Human Resources Committee - 2 of 2(1)
Technical and Sustainability Committee - 4 of 5
Overall Attendance: 94%
Other Public Boards
Almaden Minerals Ltd.
Omai Gold Mines Corp.
Areas of Expertise
Strategy and Leadership, Operations, Exploration, Metals and Mining, Finance, Environmental, Social and Governance ("ESG") and Legal.
Equity Ownership
Ms. Ellingham meets the Company’s Minimum Equity Ownership Requirements (see page 58). As at the date of this Circular, the total value of Ms. Ellingham’s securities is CAD$1,247,137. The value of Ms. Ellingham’s Common Shares is CAD$375,550.
(1)Ms. Ellingham attended all Audit and Human Resource Committee meetings that took place while she was a member of said Committee.

David Fleck, B.A., MBA, ICD.D Toronto, Ontario, Canada
Age: 62 Independent: Yes Securities Held Shares: 20,000 DSUs: 148,342 2021 Vote Results: 86.46% in favour
Mr. Fleck has more than 30 years of capital markets experience. Beginning his career in corporate finance, Mr. Fleck ultimately rose to the positions of Co-Head Equity Products and Executive Managing Director of the BMO Financial Group. Mr. Fleck was subsequently appointed President of Mapleridge Capital Corp., and then President and Chief Executive Officer of Macquarie Capital Markets Ltd. He is a former Partner and Senior Vice President of Delaney Capital Management and is currently Co-President of Fourthlane Partners. Mr. Fleck holds a B.A. in Economics from the University of Western Ontario, an MBA from INSEAD School of Business and has completed the Directors Education Program at Rotman School of Business, University of Toronto and has received the ICD.D certification from the Institute of Corporate Directors. Mr. Fleck has been a Director of Alamos since July 2, 2015, before which he was a director of a predecessor to the company since March 10, 2014.
Committees and Attendance
Board - 7 of 7
Audit Committee - 4 of 4
Corporate Governance and Nominating Committee (Chair) - 5 of 5
Overall Attendance: 100%
Other Public Boards
N/A
Areas of Expertise
Strategy and Leadership, Metals and Mining, Finance, Human Resources, Accounting, International Business, ESG and Legal.
Equity Ownership
Mr. Fleck meets the Company’s Minimum Equity Ownership Requirements (see page 58). As at the date of this Circular, the total value of Mr. Fleck’s securities is CAD$1,806,310. The value of Mr. Fleck’s Common Shares is CAD$214,600.

Management Information Circular                                    PAGE -12-

David Gower, M.Sc., P.Geo. Oakville, Ontario, Canada
Age: 63 Independent: Yes Securities Held Shares: 16,500 DSUs: 141,492 2021 Vote Results: 99.44% in favour
Mr. Gower has been involved in the mineral industry for over 30 years, including positions with Falconbridge Limited and Noranda Inc. (now Glencore Canada Corporation). While at Falconbridge he was General Manager of Global Nickel and PGM Exploration and a member of the senior operating team that approved capital budgets for new mining projects. Mr. Gower has been involved in numerous discoveries and mine development projects, including brown field discoveries at Raglan, Matagami, and Sudbury, Canada and green field discoveries in Brazil and at Kabanga in Tanzania. Since 2006, Mr. Gower has also been an executive of a number of junior mineral exploration companies focused in South America and Europe with advanced projects in Spain, Brazil, Bolivia and Chile. Mr. Gower serves as an Executive and Director of Emerita Resources Corp. and Nobel Resources Corp. He was formerly a Director of Apogee Opportunities Inc. and Aguia Resources Ltd. and of a private company, Brazil Potash Corp. Mr. Gower has a Bachelor of Science degree in Geology from Saint Francis Xavier University and a Master of Science degree in Earth Sciences from Memorial University. Mr. Gower has been a Director of Alamos since July 2, 2015, before which he was a director of a predecessor to the company since May 19, 2009.
Committees and Attendance
Board - 7 of 7
Human Resources Committee (Chair) - 4 of 4
Technical and Sustainability Committee - 5 of 5
Overall Attendance: 100%
Other Public Boards
Emerita Resources Corp.
Nobel Resources Corp.
Areas of Expertise
Strategy and Leadership, Operations, Exploration, Metals and Mining, Human Resources, International Business.
Equity Ownership
Mr. Gower meets the Company’s Minimum Equity Ownership Requirements (see page 58). As at the date of this Circular, the total value of Mr. Gower’s securities is CAD$1,695,254. The value of Mr. Gower’s Common Shares is CAD$177,045.

Claire Kennedy, B.A.Sc., LL.B., ICD.D, P.Eng Toronto, Ontario, Canada
Age: 55 Independent: Yes Securities Held Shares: 9,500 DSUs: 136,474 2021 Vote Results: 98.59% in favour
Ms. Kennedy is a lawyer and Senior Advisor, Clients and Industries in the Toronto office of Bennett Jones LLP. In addition, Ms. Kennedy is Lead Director of the Bank of Canada and Chair of Neo Performance Materials Inc. (and director since November, 2017). She is also a Governor of The Royal Canadian Geographical Society, and member of the Dean's Advisory Committee at Rotman School of Management. Ms. Kennedy is a past member of the Dean's Council at Queen’s University School of Law and past Chair of the Governing Council of the University of Toronto and formerly a Director of Neo Material Technologies Inc. Ms. Kennedy holds a Bachelor of Applied Science degree in chemical engineering from the University of Toronto, a law degree from Queen’s University, and has completed the University of Chicago’s Booth School of Business Advanced Management Program. She was a partner of Bennett Jones LLP until July 2019 when she became Senior Advisor. She also holds the ICD.D designation from the Institute of Corporate Directors and is a licensed Professional Engineer in Ontario. Ms. Kennedy has been a Director of Alamos since November 10, 2015.
Committees and Attendance
Board - 7 of 7
Audit Committee (Chair) - 2 of 2(1)
Human Resources Committee - 2 of 2(1)
Corporate Governance and Nominating Committee - 5 of 5
Public Affairs Committee - 4 of 4
Overall Attendance: 100%
Other Public Boards
Neo Performance Materials Inc.
Areas of Expertise
Strategy and Leadership, Finance, Government Affairs/Public Policy/Indigenous Relations, Human Resources, Accounting, ESG and Legal.
Equity Ownership
Ms. Kennedy meets the Company’s Minimum Equity Ownership Requirements (see page 58). As at the date of this Circular, the total value of Ms. Kennedy’s securities is CAD$1,566,301. The value of Ms. Kennedy’s Common Shares is CAD$101,935.
(1) Ms. Kennedy attended all Audit and Human Resource Committee meetings that took place while she was a member of said Committee.

Management Information Circular                                    PAGE -13-

John A. McCluskey Toronto, Ontario, Canada
Age: 62 Independent: No Securities Held Shares: 994,174(1) Options: 1,715,805 PSUs: 360,847 RSUs: 57,684 2021 Vote Results: 99.84% in favour
Mr. McCluskey began his career with Glamis Gold Ltd. in 1983. He went on to hold senior executive positions in a number of public companies in the resource sector. In 1996 he founded Grayd Resource Corporation, where he was CEO. In 1996 he also co-founded Alamos Minerals with mining hall of famer Chester Millar. Mr. McCluskey has been the President and Chief Executive Officer of Alamos since 2003, when the company merged with National Gold Corp. Mr. McCluskey was named Ontario’s 2012 Ernst & Young Entrepreneur of The Year, based on a judging panel’s assessment of financial performance, vision, leadership, innovation, personal integrity and influence, social responsibility and entrepreneurial spirit. In addition, he is the recipient of the 2018 Murray Pezim Award for perseverance and success in financing mineral exploration. Mr. McCluskey was formerly a Director of the World Gold Council and is currently an Alternative Director. Mr. McCluskey is a former Director of AuRico Metals Inc. and New Pacific Metals Corp. Mr. McCluskey has been a Director of Alamos since July 2, 2015, before which he was a director of a predecessor to the Company since July 1996. Mr. McCluskey is the President and CEO of Alamos Gold Inc.
Committees and Attendance
Board - 7 of 7
Overall Attendance: 100%
Other Public Boards
N/A
Areas of Expertise
Strategy and Leadership, Operations, Exploration, Metals and Mining, Finance, Government Affairs/Public Policy/Indigenous Relations, Human Resources, International Business and ESG and Legal.
Equity Ownership
Mr. McCluskey meets the Company’s Minimum Equity Ownership Requirements (see page 58). As at the date of this Circular, the total value of Mr. McCluskey’s securities (excluding stock options) is CAD$15,158,325. The value of Mr. McCluskey’s Common Shares is CAD$10,667,487.
(1)Of this amount, 219,941 Common Shares are held by Mr. McCluskey's spouse, 86,568 Common Shares are held by No. 369 Sail View Ventures Ltd., a corporation wholly-owned by Mr. McCluskey and his spouse, and a total of 685,316 Common Shares are held directly by Mr. McCluskey.

Monique Mercier, LL.B., M.Phil. (Oxon), Ad. E. Montreal, Québec, Canada
Age: 65 Independent: Yes Securities Held Shares: 16,845 DSUs: 60,867 2021 Vote Results: 98.60% in favour
Monique Mercier is a Corporate Director. She retired in December 2018 from TELUS Corporation, where she was Executive Vice-President, Corporate Affairs, Chief Legal and Governance Officer since 2014. Ms. Mercier has been a senior executive in the telecom, health and information industry for most of her career, including two decades at TELUS and Emergis where she led a number of corporate functions, including human resources, government and media relations, regulatory and sustainability. She is a graduate from the University of Montreal and Oxford University, where she was awarded the Commonwealth Scholarship. She is currently a Director of Innergex Renewable Energy Inc., iA Financial Corporation Inc., Bank of Canada and Thoracic Surgery Research Foundation of Montreal. Ms. Mercier was formerly a Director of Stornoway Diamond Corporation and the Canadian Cancer Research Society. She has received numerous awards including the 2018 Lifetime Achievement Award at the annual Canadian General Counsel Awards ceremony. Ms. Mercier has been Director of Alamos since May 2, 2019.
Committees and Attendance
Board - 7 of 7
Human Resources Committee - 4 of 4
Corporate Governance and Nominating Committee - 5 of 5
Public Affairs Committee - 4 of 4
Overall Attendance: 100%
Other Public Boards
Innergex Renewable Energy Inc.
iA Financial Corporation Inc.
Areas of Expertise
Strategy and Leadership, Government Affairs/Public Policy/Indigenous Relations, Human Resources, International Business, ESG and Legal.
Equity Ownership
Ms. Mercier meets the Company’s Minimum Equity Ownership Requirements (see page 58). As at the date of this Circular, the total value of Ms. Mercier's securities is CAD$898,230. The value of Ms. Mercier’s Common Shares is CAD$180,747.

Management Information Circular                                    PAGE -14-

Paul J. Murphy, B.Comm., FCPA, FCA Toronto, Ontario, Canada
Age: 71 Independent: Yes Securities Held Shares: 25,000 DSUs: 229,209 2021 Vote Results: 92.22% in favour
Mr. Murphy was a Partner and National Mining Leader of PricewaterhouseCoopers LLP from 2004 to April 2010 and Partner of PricewaterhouseCoopers LLP since 1981. Throughout his career, Mr. Murphy has worked primarily in the resource sector, with a client list that included major international oil and gas and mining companies. His professional experience includes financial reporting controls, operational effectiveness, International Financial Reporting Standards, SEC reporting issues, financing, valuation, and taxation as they pertain to the mining sector. Mr. Murphy was the Chief Financial Officer of GPM Metals Inc. from May 2012 to August 2018, Chief Financial Officer and Executive Vice-President, Finance, Guyana Goldfields Inc. from April 2010 until February 2019, Director of Continental Gold Inc. from 2010 until March 2020, and Chief Financial Officer of G2 Goldfields Inc. from March 2020 to June 2021. Mr. Murphy obtained a Bachelor of Commerce degree from Queen’s University and obtained his Chartered Accountant (now known as a Chartered Professional Accountant) designation in 1975 and has been recognized as a Fellow of the Institute of Chartered Professional Accountants. Mr. Murphy is currently a Director of Generation Mining Limited and Collective Mining Ltd. and has been a Director of Alamos since July 2, 2015, before which he was a director of a predecessor to the Company since February 18, 2010.
Committees and Attendance
Board (Chair) - 7 of 7
Audit Committee - 2 of 2(1)
Corporate Governance and Nominating Committee - 2 of 2(1)
Overall Attendance: 100%
Other Public Boards
Generation Mining Limited
Collective Mining Ltd.
Areas of Expertise
Strategy and Leadership, Operations, Metals and Mining, Finance, Government Affairs/Public Policy/Indigenous Relations, Human Resources, Accounting, International Business and ESG and Legal.
Equity Ownership
Mr. Murphy meets the Company’s Minimum Equity Ownership Requirements (see page 58). As at the date of this Circular, the total value of Mr. Murphy’s securities is CAD$2,727,663. The value of Mr. Murphy’s Common Shares is CAD$268,250.
(1)Mr. Murphy attended all Audit and Corporate Governance and Nominating Committee meetings that took place while he was a member of said Committee.

J. Robert S. Prichard, OC, O.Ont Toronto, Ontario, Canada
Age: 73 Independent: Yes Securities Held Shares: 64,600 DSUs: 94,010 2021 Vote Results: 98.62% in favour
J. Robert S. Prichard is a lawyer and Corporate Director. At present, he serves as non-executive Chairman of Torys LLP and a Director of Onex Corporation and George Weston Limited and chair of the Hospital for Sick Children. He is the former chair of the BMO Financial Group. He is also President Emeritus of the University of Toronto. Mr. Prichard taught law at the University of Toronto, Yale University and Harvard University and served as Dean of Law from 1984-1990 and President from 1990-2000 at the University of Toronto. He subsequently served as President and CEO of Torstar Corporation from 2002-2009 and then President and CEO of Metrolinx before serving as Chair of Metrolinx from 2010-2018. He is an Officer of the Order of Canada, a Member of the Order of Ontario, a Fellow of the Royal Society of Canada and a Fellow of the Institute of Corporate Directors. He attended Swarthmore College, the University of Chicago (MBA), the University of Toronto (LLB) and Yale University (LLM). He is a former Director of Barrick Gold. Mr. Prichard has been a Director of Alamos since May 2, 2019.
Committees and Attendance
Board - 7 of 7
Human Resources Committee - 4 of 4
Corporate Governance and Nominating Committee - 5 of 5
Public Affairs Committee - 4 of 4
Overall Attendance: 100%
Other Public Boards
Onex Corporation
George Weston Limited
Areas of Expertise
Strategy and Leadership, Government Affairs/Public Policy/Indigenous Relations, Human Resources, ESG and Legal.
Equity Ownership
Mr. Prichard meets the Company’s Minimum Equity Ownership Requirements (see page 58). As at the date of this Circular, the total value of Mr. Prichard’s securities is CAD$1,701,885. The value of Mr. Prichard’s Common Shares is CAD$693,158.

Management Information Circular                                    PAGE -15-

Kenneth Stowe, B.Sc., M.Sc. Oakville, Ontario, Canada
Age: 70 Independent: Yes Securities Held Shares: 3,000 DSUs: 141,492 2021 Vote Results: 99.80% in favour
Mr. Stowe began his career with Noranda Inc. and spent 21 years in progressive operational, research and development, and corporate roles. In 1999, he was appointed President of Northgate Minerals Corporation and served as Chief Executive Officer from 2001 to 2011. Mr. Stowe received the prestigious Canadian Mineral Processor of the Year Award in 2006, recognizing his superior accomplishments and contributions in the field of mineral processing. Previously, Mr. Stowe was a Director of Klondex Minerals Ltd, Zenyatta Ventures Ltd., Fire River Gold Corp., and Hudbay Minerals Inc. Mr. Stowe obtained a Bachelor of Science and Master of Science degrees in Mining Engineering from Queen’s University. Mr. Stowe has been a Director of Alamos since July 2, 2015, before which he was a director of a predecessor to the Company since September 26, 2011.
Committees and Attendance
Board - 7 of 7
Technical and Sustainability Committee (Chair) - 5 of 5
Audit Committee - 4 of 4
Overall Attendance: 100%
Other Public Boards
N/A
Areas of Expertise
Strategy and Leadership, Operations, Exploration, Metals and Mining, Finance, Government Affairs/Public Policy/Indigenous Relations, Human Resources, Accounting, International Business, ESG and Legal.
Equity Ownership
Mr. Stowe meets the Company’s Minimum Equity Ownership Requirements (see page 58). As at the date of this Circular, the total value of Mr. Stowe’s securities is CAD$1,550,399. The value of Mr. Stowe’s Common Shares is CAD$32,190.

The information as to province of residence and principal occupation has been furnished by the respective directors individually, and the information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually as at April 7, 2022 as reported on the SEDI website at www.sedi.ca.
Our Policy on Majority Voting
The Board believes that each of its members should carry the confidence and support of its shareholders. To this end, the Board has adopted a Majority Voting Policy. If, at any meeting for the election of Directors, a Director receives more “withheld” votes than “for” votes, the Director must promptly tender his resignation to the Board, to take effect on acceptance by the Board. The Board will promptly accept the resignation unless the Corporate Governance and Nominating Committee (“CGNC”) of the Board determines that there are extraordinary circumstances relating to the composition of the Board or the voting results that should delay the acceptance of the resignation or justify rejecting it. Within 90 days of the relevant shareholders’ meeting, the Board will make a final decision and announce such decision, including any reasons for not accepting a resignation, by way of press release. If the Board accepts the resignation, it may appoint a new director to fill the vacancy. Any Director who tenders his or her resignation will not participate in the deliberations of the CGNC or the Board regarding such matter. In the event any Director fails to tender his or her resignation in accordance with this policy, the Board will not re-nominate such Director.
Cease Trade Orders, Bankruptcies and Penalties and Sanctions
Except as described below, no proposed Director is, as at the date of this Circular, or was within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
Management Information Circular                                    PAGE -16-

On January 15, 2020, Kew Media Group Inc. (“Kew”) was subject to a cease trade order issued by the Ontario Securities Commission due to Kew’s auditor’s withdrawal of audit reports as a result of misrepresentations by Kew’s former Chief Financial Officer. David Fleck resigned from the board of directors of Kew Media Group Inc. in late February 2020.
Except as described below, no proposed Director; (i) is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director.
In October 2013, Fire River Gold Inc. entered into a compromise with its creditors after defaulting on its lending facility. Kenneth Stowe had ceased to be a director of that company in March 2013.
On February 28, 2020, a receiver was appointed over the assets, undertakings and properties of Kew Media Group Inc. David Fleck resigned from the board of directors of Kew Media Group Inc. in late February 2020.
No proposed Director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed Director.
Management Information Circular                                    PAGE -17-

3.    Appointment of Auditor
The persons named in the enclosed form of proxy will vote for the appointment of KPMG LLP, Chartered Accountants and Licensed Public Accountants, of 333 Bay Street, Suite 4600, Toronto, Ontario, Canada M5H 2S5, as auditor of the Company for the ensuing year, until the close of the next annual meeting of shareholders at remuneration to be fixed by the Directors. For the fiscal year ended December 31, 2021, KPMG LLP were paid the following fees:

Fiscal Year End	Audit Fees(1)	Audit Related Fees(1)	Tax Fees(1)
2021	$983	$21	$78
(1) in '000 of US$.
4.    Approval of Amendments to the Company’s Long-Term Incentive Plan and Unallocated Awards Thereunder

At the Meeting, Shareholders will be asked to vote on a resolution (“Incentive Plan Resolution”) to renew the Company’s Long-Term Incentive Plan (“LTI Plan”), as amended and restated as of March 21, 2019, November 9, 2020 and March 31, 2022, by approving the unallocated awards under the LTI Plan, as well as to approve revisions to the LTI Plan’s amendment provision providing that (i) shareholder approval will only be required for amendments to remove or exceed the insider participation or non-executive director limits (formerly, a reduction to these limits would have been caught by the provision), and (ii) shareholder approval will only be required for amendments to the amendment provisions of the LTI Plan to the extent the range of such amendments are deleted or reduced (formerly, the inclusion of new amendments requiring shareholder approval would have been caught by the provision).
The LTI Plan provides for awards of stock options (“Options”), performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units (“DSUs” and together with PSUs and RSUs, the “Unit Awards”).
Upon obtaining Shareholder approval, the Company’s compensation plans providing for the issuance of Class A common shares of the Company (“Shares”) from treasury will continue to be the LTI Plan and the Company’s Employee Share Purchase Plan. Other than the approval of the unallocated awards under the LTI Plan and the revisions to the amendment provision intended to more closely track the TSX amendment provision requirements, none of the amendments made to the LTI Plan require Shareholder approval.
The amendments made to the LTI Plan that do not require Shareholder approval were reducing the number of Shares reserved for issuance under the LTI Plan, together with all other security-based compensation arrangements of the Company (other than any securities issued pursuant to Section 613(c) of the TSX Company Manual) from 5% to 4% of the issued and outstanding Shares (on a non-diluted basis), implementing a sub-limit share reserve in respect of DSUs, RSUs and PSUs equal to 2% of the issued and outstanding Shares outstanding at the time of the granting of the DSUs, RSUs and PSUs (on a non-diluted basis), updating the cessation of entitlement provisions in light of recent jurisprudence, clarifying the disability and retirement treatment under the plan and including an early retirement benefit, clarifying the settlement procedures relating to RSUs, PSUs and DSUs, qualifying Options and Unit Awards for favourable tax treatment under United States laws, revising the change in control provision to remove the Board’s ability to accelerate awards in connection with a change in control in accordance with corporate governance best practices and other amendments of an administrative or “housekeeping” nature (collectively, the “Approved LTI Plan Amendments”). The Approved LTI Plan Amendments do not require Shareholder approval because of the LTI Plan’s amendment provision that allows these amendments to be made without Shareholder approval.
The following table summarizes the key features of the LTI Plan (inclusive of the Approved LTI Plan Amendments and assuming Shareholders approve the Incentive Plan Resolution). This summary is qualified in its entirety by reference to the full text of the LTI Plan included as Schedule “B” to this Circular. A copy of the LTI Plan can also be requested from the Assistant Corporate Secretary at notice@alamosgold.com or 416-368-9932.

Management Information Circular                                    PAGE -18-

Eligible Participants	For PSUs and RSUs, any officer, or employee of the Company or any subsidiary of the Company. For Options, any officer or employee of the Company or any subsidiary of the Company. For greater certainty, the Company does not grant Options to non-executive directors. For DSUs, any non-executive director of the Company or any eligible subsidiary of the Company.

Annual Burn Rate	The information presented below is provided as required under Section 613 of the TSX Company Manual in respect of the annual burn rate of the Company’s LTI Plan.
	Number of securities granted under the LTI Plan during the applicable fiscal year:
		2021	2020	2019
	Alamos Gold - Restricted Share Units (RSUs)	724,984	851,453	832,366
	Alamos Gold - Deferred Share Units (DSUs)(1)	-	-	-
	Alamos Gold - Stock Options	1,165,147	876,425	965,876
	Alamos Gold - Performance Share Units (PSUs)	490,034	475,623	423,628
	Aggregate of RSUs, DSUs, Stock Options and PSUs	2,380,165	2,203,501	2,221,870
	Weighted average number of securities outstanding for the applicable fiscal year	392,649,000	391,675,000	390,160,000

	Annual burn rate	0.61%	0.56%	0.57%
	(1) The Company granted cash-settled only DSUs for each of 2019 (208,882), 2020 (176,418), and 2021 (165,772).
Types of Awards	Options, PSUs, RSUs and DSUs.
Number of Securities Issued and Issuable
The aggregate number of Shares to be reserved and set aside for issue upon the exercise or redemption and settlement for all awards granted under the LTI Plan, together with all other security-based compensation arrangements of the Company (other than any securities issued pursuant to Section 613(c) of the TSX Company Manual), shall not exceed 4% (formerly, 5%) of the issued and outstanding Shares at the time of granting the award (on a non-diluted basis); provided that, the aggregate number of Shares to be reserved and set aside for redemption and settlement for all DSUs, RSUs and PSUs shall not exceed 2% of the issued and outstanding Shares outstanding at the time of the granting of the DSUs, RSUs and PSUs (on a non-diluted basis), as applicable. In respect of PSUs, the maximum number of Shares issuable under the PSU shall be included in the calculation for such purposes. As of December 31, 2021, 8,099,565 Shares are issuable upon the exercise or settlement of awards outstanding under the LTI Plan, representing approximately 2.07% of the issued and outstanding Shares as of that date. As of December 31, 2021, 11,494,921 Shares remain available for issuance under the LTI Plan, representing approximately 2.93% of the issued and outstanding Shares as of that date.

Management Information Circular                                    PAGE -19-

Plan Limits	When combined with all of the Company’s other previously established security-based compensation arrangements, the LTI Plan shall not result in: (i) a number of Shares issued to insiders within a one-year period exceeding 5% of the issued and outstanding Shares; (ii) a number of Shares issuable to insiders at any time exceeding 5% of the issued and outstanding Shares; and (iii) a number of Shares; (i) issuable to all non-executive directors of the Company exceeding 1% of the issued and outstanding Shares at such time, or (ii) issuable to any one non-executive director within a one-year period exceeding an award value of $150,000 per such non-executive director; provided that DSUs granted in lieu of director fees payable on account of a director’s service as a member of the Board shall be excluded for purposes of the above-noted limits.

Definition of Market Price	“Market Price” means the volume-weighted average trading price of the Shares for the five trading days immediately preceding the applicable date as reported by the TSX.
Assignability	An award may not be assigned, transferred, charged, pledged or otherwise alienated, other than to a participant’s permitted assigns or personal representatives.
Amending Procedures
The Board may, without Shareholder approval, amend, suspend, terminate or discontinue the LTI Plan or may amend the terms and conditions of any awards granted thereunder, provided that no amendment may materially and adversely affect any outstanding award without the consent of the applicable participant. By way of example, amendments that do not require Shareholder approval and that are within the authority of the Board in accordance with the requirements of the TSX, include but are not limited to: (i) amendments of a “housekeeping” nature or administrative in nature, including any amendment for the purpose of curing any ambiguity, error or omission in the LTI Plan or to correct or supplement any provision of the LTI Plan that is inconsistent with any other provision of the LTI Plan; (ii) an amendment which is necessary to comply with applicable law or the rules, regulations and policies of the TSX; (iii) amendments necessary for awards to qualify for favourable treatment under applicable tax laws; (iv) any amendment to the vesting provisions of the LTI Plan or any award thereunder; and (v) amendments necessary to suspend or terminate the plan.

Notwithstanding the foregoing, Shareholder approval shall be required for the following amendments: (i) with respect to Options, reduce the exercise price, or cancel and reissue any Options so as to in effect reduce the exercise price; (ii) extend (a) the term of an Option beyond its original expiry date, or (b) the date on which a Unit Award will be forfeited or terminated in accordance with its terms, other than in accordance with LTI Plan’s blackout period provisions; (iii) increase the fixed maximum percentage of Shares reserved for issuance under the plan (including a change from a fixed maximum percentage of Shares to a fixed maximum number of Shares); (iv) remove or to exceed the insider participation limits set out in the LTI Plan’s insider participation limits provision or the non-executive director limit set out in the LTI Plan’s outside director limit provision (formerly, “revise the insider participation limits set out in the LTI Plan’s insider participation limits provision or the non-executive director limit set out in the LTI Plan’s outside director limit provision”); (v) revise the LTI Plan’s assignment and transfer provision to permit awards granted under the LTI Plan to be transferable or assignable other than for estate settlement purposes; (vi) amendments to the definition of “Eligible Person” that may permit the introduction or reintroduction of non-executive directors on a discretionary basis; or (vii) delete or reduce the range of amendments which require approval by the shareholders of the Company under the LTI Plan’s amendment provision (formerly, “revise the amending provisions set forth in the LTI Plan’s amendment provision”).

Financial Assistance	The Company will not provide financial assistance to participants under the LTI Plan.
Management Information Circular                                    PAGE -20-

Other	The LTI Plan further provides that if the expiry date or vesting date of Options is (i) during a blackout period, or (ii) within ten trading days following the end of a blackout period, the expiry date or vesting date, as applicable, will be automatically extended for a period of ten trading days following the end of the blackout period. In the case of Unit Awards, any settlement that is effected during a blackout period shall be in the form of a cash payment.

Description of Awards
A. Stock Options
Stock Option Terms and Exercise Price	The number of Shares subject to each Option grant, exercise price, vesting, expiry date and other terms and conditions are determined by the Board. The exercise price shall in no event be lower than the Market Price of the Shares on the grant date.

Term	No Option shall have a term exceeding seven years.
Vesting	Unless otherwise specified, each Option shall vest as to one third on each of the first three anniversaries of the grant date.
Exercise of Option	A participant may exercise vested Options by (i) payment of the exercise price per Share subject to each Option, or if permitted by the Board, (ii) without payment either (A) by receiving an amount in cash per Option equal to the cash proceeds realized upon the sale of the Shares by a securities dealer in the capital markets, less the applicable exercise price and any applicable withholding taxes, or (B) by receiving the net number of Shares remaining after the sale of such number of Shares by a securities dealer in the capital markets as required to realize cash proceeds equal to the applicable exercise price and any applicable withholding taxes.

Termination Date	The participant’s last day of active employment by the Company or any subsidiary for any reason whatsoever (the “Termination Date”).
Circumstances Causing Cessation of Entitlement	Death
Unvested
Unvested Options granted prior to March 22, 2016 automatically vest as of the date of death.
Unvested Options granted on or after March 22, 2016 but prior to March 21, 2019, automatically terminate and are forfeited.
Unvested Options granted on or after March 21, 2019 automatically vest as of the date of death.

Vested Vested Options expire on the earlier of the scheduled expiry date of the Option and one year following the date of death.
Disability
Unvested Options granted prior to March 22, 2016 continue to vest in accordance with their terms.
Unvested Options granted on or after March 22, 2016 but prior to March 21, 2019, are forfeited.
Unvested Options granted on or after March 21, 2019 continue to vest in accordance with their terms.

Vested Options expire on the scheduled expiry date of the Option.
Management Information Circular                                    PAGE -21-

Circumstances Causing Cessation of Entitlement (continued)
Retirement and Early Retirement

For purposes of the Plan, “Early Retirement” means a participant’s resignation from employment on or after the date that the participant reaches age 60 and the participant has at least 5 years of service in the aggregate as at his or her Termination Date, other than a Retirement.

Unvested Options continue to vest in accordance with their terms, subject to compliance with any applicable non-compete and/or non-solicit provisions.

Early Retirement
If a participant retires early and subsequently commences alternative employment without having received prior written consent from the Company, unvested Options automatically terminate on the applicable commencement date.

Vested Options expire on the scheduled expiry date of the Option.

Early Retirement
If a participant retires early and subsequently commences employment without having received prior written consent from the Company, all vested Options expire on the earlier of the scheduled expiry date of the Option and three months following the applicable commencement date.

	Resignation	Unvested Options are forfeited.	Vested Options expire on the earlier of the scheduled expiry date of the Option and three months following the Termination Date.
	Termination without Cause (No Change in Control)	Unvested Options granted prior to March 22, 2016 continue to vest in accordance with their terms. Unvested Options granted on or after March 22, 2016 are forfeited on the Termination Date.	Vested Options expire on the earlier of the scheduled expiry date of the Option and three months following the Termination Date.
Management Information Circular                                    PAGE -22-

Circumstances Causing Cessation of Entitlement (Continued)	Change in Control
Unless otherwise provided in the participant’s service agreement or award agreement, unvested Options do not vest and become immediately exercisable upon a change in control, unless: (i) the successor fails to continue or assume the obligations under the LTI Plan or fails to provide for a substitute award, or (ii) if the Option is continued, assumed or substituted, the participant is terminated without cause or resigns for good reason in accordance with the terms of the participant’s service agreement within two years following the change in control.

The Board shall have the right, but not the obligation, to permit each participant to exercise all of the participant’s outstanding Options (to the extent vested), subject to completion of the change in control.

Vested Options expire on the scheduled expiry date of the Option.
	Termination for Cause	Options, whether vested or unvested as of the Termination Date, automatically terminate.
B. RSUs and PSUs
RSU and PSU Terms	RSUs and PSUs are notional securities that entitle the recipient to receive cash or Shares at the end of a vesting period. Vesting of PSUs is contingent upon achieving certain performance criteria, thus ensuring greater alignment with the long-term interests of Shareholders. The terms applicable to RSUs and PSUs under the LTI Plan (including the vesting schedule, performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant’s account) are determined by the Board at the time of the grant.

Vesting	Unless otherwise provided, RSUs typically vest on November 30th of the third calendar year following the year in which the RSU was granted. Unless otherwise noted, PSUs shall vest as at the date that is the end of the performance cycle, subject to any performance criteria having been satisfied.

Settlement	On settlement, the Company shall, for each vested RSU or PSU being settled, deliver to a participant a cash payment equal to the Market Price of one Share as of the vesting date, one Share, or any combination of cash and Shares equal to the Market Price of one Share as of the vesting date, at the discretion of the Board.

C. Deferred Share Units
DSU Terms	A DSU is a notional security that entitles the recipient to receive cash or Shares upon resignation from the Board. The terms applicable to DSUs under the LTI Plan (including whether dividend equivalents will be credited to a participant’s DSU account) are determined by the Board at the time of the grant.

Under the LTI Plan, the Board may grant discretionary DSUs and mandatory or elective DSUs that are granted as a component of a non-executive director’s annual retainer.

Vesting	Unless otherwise provided, mandatory or elective DSUs vest immediately and the Board determines the vesting schedule for discretionary DSUs at the time of grant. The Company has not in the past and does not currently expect to grant discretionary DSUs in the future subject to vesting.

Management Information Circular                                    PAGE -23-

Settlement	DSUs may only be settled after the date on which the participant ceases to hold all positions with the Company or a related corporation. At the grant date, the Board shall stipulate whether the DSUs are paid in cash, Shares, or a combination of both, in an amount equal to the Market Price of the notional Shares represented by the DSUs in the participant’s DSU account.

D. PSUs, RSUs and DSUs
Credit to Account	As dividends are declared, additional PSUs, RSUs and/or DSUs may be credited to a participant in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date therefore by (ii) the Market Price of one Share on such date.

Circumstances Causing Cessation of Entitlement	Death	Vested Unit Awards will be settled as of the date of death. Unvested Unit Awards (other than DSUs) will vest and be settled as of the date of death, prorated to reflect (i) for RSUs, the actual period between the grant date and date of death, and (ii) for PSUs, the actual period between the commencement of the performance cycle and the date of death, based on the achievement of the performance criteria for the applicable performance period(s) up to the date of death. Subject to the foregoing, any remaining Units Awards will terminate as of the date of death. Unvested DSUs automatically terminate on the date of death.

Disability	Vested Unit Awards will be settled as of the date of disability.

Unvested Unit Awards (other than DSUs) granted on or after March 22, 2016 will vest and be settled in accordance with their terms as of the date of disability, and (i) PSUs will be prorated to reflect the actual period between the commencement of the performance cycle and the date of disability, based on the achievement of the performance criteria for the applicable performance period up to the date of disability, and (ii) RSUs will be prorated to reflect the actual period between the grant date and the date of disability.

Subject to the foregoing, any remaining Unit Awards (including unvested DSUs) will automatically terminate as of the date of disability.

Retirement/Early Retirement
Vested Unit Awards will be settled as of the Termination Date.

Unvested PSUs granted on or after March 22, 2016 will continue to vest and be settled in accordance their terms, based on the achievement of the performance criteria for the applicable performance period(s) and subject to compliance with any applicable non-compete and/or non-solicit provisions. Subject to the foregoing, any remaining PSUs will terminate as of the expiry date of the applicable performance period.

Unvested RSUs will continue to vest and be settled in accordance with their terms, subject to compliance with any applicable non-compete and/or non-solicit provisions.

Unvested DSUs automatically terminate on the Termination Date.

Early Retirement
If a participant retires early and subsequently commences alternative employment without having received prior written consent from the Company, all unvested PSUs and RSUs will automatically terminate on the applicable commencement date.

Management Information Circular                                    PAGE -24-

Circumstances Causing Cessation of Entitlement (continued)	Resignation	Vested Unit Awards will be settled in accordance with their terms as of the Termination Date. Unvested Unit Awards automatically terminate on the Termination Date.
Termination without Cause (No Change in Control)
Vested Unit Awards will be settled in accordance their terms as of the Termination Date.

The following summary is in respect of the unvested Unit Awards as at the Termination Date:

Outstanding PSUs that would have vested on the next vesting date following the Termination Date are prorated to reflect the actual period between the commencement of the performance cycle and the Termination Date, based on the achievement of the performance criteria for the applicable performance period(s) up to the Termination Date, and will be settled in accordance with their terms as of such vesting date. Subject to the foregoing, any remaining PSUs will terminate as of the Termination Date.

Outstanding RSUs with a grant date prior to March 21, 2019, and any remaining unvested RSUs, will terminate as of the Termination Date.

Outstanding RSUs with a grant date on or after March 21, 2019 that would have vested on the next vesting date following the Termination Date, will vest and be settled in accordance with their terms as of such vesting date, prorated to reflect the actual period between the grant date and Termination Date.

Unvested DSUs automatically terminate on the date of termination.

Change in Control
Unless otherwise provided in the participant’s service agreement or award agreement, Unit Awards do not vest and become immediately settleable upon a change in control, unless: (i) the successor fails to continue or assume the obligations under the LTI Plan or fails to provide for a substitute award, or (ii) if the Unit Awards are continued, assumed or substituted, the participant is terminated without cause or resigns for good reason in accordance with the terms of the participant’s service agreement within two years following the change in control, and in each case, any outstanding PSUs will vest based on the achievement of the performance criteria for the applicable performance period(s) up to the effective date of the change in control.

The Board shall have the right, but not the obligation, to settle all of the participant’s outstanding Unit Awards (to the extent vested), subject to completion of the change in control.

	Termination with Cause	Unit Awards, whether vested or unvested as of the Termination Date, automatically terminate.

Shareholder and Regulatory Approval

The LTI Plan is considered an “evergreen” plan pursuant to the rules of the TSX and consequently, the Company must obtain Shareholder approval of the unallocated awards under the LTI Plan every three years. If Shareholders fail to approve the Incentive Plan Resolution, the Company must forthwith stop granting awards settled in treasury issued Shares under LTI Plan, unless such awards are granted subject to Shareholder ratification. Notwithstanding, all allocated awards under the LTI Plan will continue unaffected.
Management Information Circular                                    PAGE -25-

In accordance with the rules of the TSX, all unallocated awards under the LTI Plan and the revisions to the LTI Plan’s amendment provision intended to more closely track the TSX amendment provision requirements (as further detailed in the table above – see subsections (iv) and (vii) under “Amending Procedures”) must be approved by an ordinary resolution of the Shareholders.
Incentive Plan Resolution

Shareholders will be asked to consider, and if deemed advisable, approve the Incentive Plan Resolution.
The Incentive Plan Resolution must be passed by a majority of the votes cast thereon by Shareholders present in person or represented by proxy at the Meeting. The full text of the Incentive Plan Resolution is as follows:
“BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:
1.The unallocated Options and Unit Awards under the LTI Plan be and are hereby approved and authorized and such approval and authorization shall be effective until May 26, 2025, which is the date that is three years from the date of the shareholder meeting at which this approval is being sought;
2.The Company has the ability to continue granting Options and Unit Awards under the LTI Plan until May 25, 2025;
3.The revisions to the amendment provision of the LTI Plan (Section 13.2) intended to more closely track the TSX amendment provision requirements be and are hereby approved and authorized;
4.The form of the LTI Plan may be amended in order to satisfy the requirements or requests of any regulatory authority or stock exchange without requiring further approval of the Shareholders; and
5.That any one of the officers or directors of the Company be and is hereby authorized to perform all such acts and execute and deliver on behalf of the Company all such other documents and agreements which, in his or her opinion, is deemed to be necessary and in the best interest of the Company, in order to give effect to the foregoing resolution.”
If the unallocated awards under the LTI Plan are not approved by Shareholders, the Company will not be permitted to grant Options or Unit Awards under the LTI Plan until Shareholder approval for such Shares is obtained. However, all allocated awards under the LTI Plan will continue unaffected.
The Board has determined that the LTI Plan is in the best interests of the Company and unanimously recommends that Shareholders vote FOR the approval of the LTI Plan Resolution.
Unless instructed otherwise, the persons named in the accompanying proxy intend to vote FOR the approval of the LTI Plan Resolution.

5.    Approval of Amendments to the Company’s Employee Share Purchase Plan and Unallocated Shares Thereunder

At the Meeting, Shareholders will be asked to vote on a resolution (“ESPP Resolution”) to renew the Company’s Employee Share Purchase Plan (“ESPP”), as amended and restated as of April 9, 2014, May 7, 2015, July 30, 2015, March 21, 2019 and March 31, 2022, by approving the unallocated Shares under the ESPP, as well as to approve revisions to the ESPP’s amendment provision providing that (i) shareholder approval will only be required for amendments to remove or exceed the insider participation limits (formerly, a reduction to these limits would have been caught by the provision), and (ii) shareholder approval will only be required for amendments to the amendment provisions of the ESPP to the extent the range of such amendments are deleted or reduced (formerly, the inclusion of new amendments requiring shareholder approval would have been caught by the provision).
Management Information Circular                                    PAGE -26-

The amendments made to the ESPP that do not require Shareholder approval were reducing the number of Shares reserved for issuance under the ESPP, together with all other security-based compensation arrangements of the Company (other than any securities issued pursuant to Section 613(c) of the TSX Company Manual) from 5% to 4% of the issued and outstanding Shares (on a non-diluted basis), updating the cessation of entitlement provisions in light of recent jurisprudence, qualifying the plan for favourable tax treatment under United States laws, limiting the number of Shares that any one participant in any calendar year can acquire under the ESPP to 30,000 Shares (from 40,000) and other amendments of an administrative or “housekeeping” nature (collectively, the “Approved ESPP Amendments”). The Approved ESPP Amendments do not require Shareholder approval because of the ESPP’s amendment provision that allows these amendments to be made without Shareholder approval.
The purpose of the ESPP is to advance the long-term interests of the Company by providing all employees of the Company and its subsidiaries with the opportunity and incentive, through the ability to purchase Shares, to acquire an ownership interest in the Company, and to promote a greater alignment of interests between such persons and our Shareholders. Of the eligible employees, the 2021 participation rate was 80%.
The following table summarizes the key features of the ESPP (inclusive of the Approved ESPP Amendments and assuming Shareholders approve the ESPP Resolution). This summary is qualified in its entirety by reference to the full text of the ESPP included as Schedule “C” to this Circular.

Eligible Participants	Any officer or regular full-time or part-time employee of the Company or any subsidiary of the Company provided that the officer or employee has been actively employed by the Company or any eligible subsidiary for at least three months and such officer or employee has not experienced a Termination Date (as defined below).

Administration
The ESPP will be administered by the board of directors of the Company (the “Board”). The Board can delegate to any director, officer or employee of the Company, including to a committee of the Board, such of the Board’s duties and powers relating to the ESPP as the Board may see fit, subject to applicable law.

Contributions	Participant Contributions
Participants may elect to contribute between one (1) and ten (10) percent of their base salary towards the purchase of Shares. The Company shall have no obligation to pay interest on participant contributions or to hold such amounts in a trust or in any segregated account.
A participant may not make any separate cash payment other than the participant’s contributions into the participant’s ESPP account.

A participant shall be entitled to increase, decrease, suspend, terminate or resume his or her participant contributions no more than two times per calendar year, or three times per calendar year for employees returning from a leave of absence.

	Employer Contributions	The Company will match the contribution of the participant in an amount equal to fifty (50) percent of the participant’s contribution.
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Insider Participation Limits	The ESPP, when combined with all of the Company’s other established security-based compensation arrangements, shall not result at any time in: (i) a number of Shares issued to insiders within a one-year period exceeding 5% of the issued and outstanding Shares; and (ii) the number of Shares issuable to insiders at any time exceeding 5% of the issued and outstanding Shares. Additionally, in no event shall the number of Shares acquired by any one participant in any calendar year exceed thirty thousand (30,000), which represents approximately 0.01% of the Company’s issued and outstanding Shares as of December 31, 2021, or such other maximum number of Shares as determined from time to time by the Company.

Blackout Period	Notwithstanding any other provision of the plan, if a blackout period is in effect, (i) an eligible participant subject to the blackout period may not enroll in the plan until after the end of the blackout period, and (ii) a participant subject to the blackout period may not increase, decrease, suspend, terminate or resume his or her participant’s contributions until after the end of the blackout period.

Shares Subject to the ESPP
The aggregate number of Shares to be reserved and set aside for issue from treasury under the ESPP is 0.8% of the issued and outstanding Shares from time to time on a non-diluted basis, which represented 3,135,118 Shares as of December 31, 2021. The aggregate number of Shares issued pursuant to the ESPP, together with all other established security-based compensation arrangements of the Company (other than any Shares issued pursuant to Section 613(c) of the TSX Company Manual), shall not exceed 4% (formerly, 5%) of the issued and outstanding Shares at the time the Shares are available (on a non-diluted basis). The Company has not issued any Shares under the ESPP since the plan was last approved by Shareholders in 2019 as the Company relied on market purchases (as described below). As of December 31, 2021, 3,135,118 Shares are issuable under the ESPP, representing approximately 0.8% of the issued and outstanding Shares as of that date.

Dividend Equivalents	Dividend equivalents are credited to a participant’s ESPP account as follows: (i) any cash dividends or distributions credited to the participant’s ESPP account are deemed to be invested in additional Shares on the payment date established for the related dividend or distribution in an amount equal to the greatest whole number which may be obtained by dividing (a) the value of such dividend or distribution on the payment date by (b) the Market Price (as defined below) of one Share on the dividend payment date, and such additional Shares are subject to the same terms and conditions as are applicable in respect of the Shares with respect to which such dividends or distributions were payable; and (ii) if any such dividends or distributions are paid in Shares or other securities, such Shares and other securities are subject to the same holding period and the same vesting and other restrictions (if applicable) as apply to the Shares with respect to which they were paid.

Financial Assistance	Other than the employer’s contribution, no financial assistance is provided to plan participants.
Assignability	Shares acquired under the ESPP may not be assigned, transferred, charged, pledged or otherwise alienated, other than to a participant’s permitted assigns or personal representatives.
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Amending Procedures
The Board may amend the ESPP at any time, provided, however, that no such amendment may materially and adversely affect any Shares previously awarded to a participant without the consent of the participant, except to the extent required by applicable law or the rules of the TSX. Without limiting the generality of the foregoing, the Board may make certain amendments to the ESPP or the Shares awarded thereunder without obtaining Shareholder approval, including, but not limited to amendments which are intended to: (i) ensure compliance with applicable laws, regulations or policies, including, but not limited to the rules and policies of any stock exchange on which the Shares are listed for trading; (ii) provide additional protection to shareholders of the Company; (iii) remove any conflicts or other inconsistencies which may exist between any terms of the ESPP and any provisions of any applicable laws, regulations or policies, including, but not limited to the rules or policies of any stock exchange on which the Shares are listed for trading; (iv) cure or correct any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error; (v) facilitate the administration of the ESPP; (vi) amend the definitions of the terms used in the ESPP, the dates on which participants may become eligible to participate in the ESPP, the minimum and maximum permitted payroll deduction rate, the amount of participant’s contributions and the procedures for making, changing, processing, holding and using such contributions, vesting, the rights of holders of Shares, the rights to sell or withdraw Shares, including any holding period, and cash credited to a participant’s ESPP account and the procedures for doing the same, the interest payable on cash credited to a participant’s ESPP account, the transferability of Shares, contributions or rights under the ESPP, the adjustments to be made in the event of certain transactions, ESPP expenses, restrictions on corporate action, or use of funds; or (vii) make any other change that is not expected to materially adversely affect the interests of the Shareholders of the Company.

Notwithstanding the foregoing, none of the following amendments to the ESPP or the Shares issued thereunder may be made without obtaining approval of the Shareholders: (i) extend the date on which Shares will be forfeited or terminated in accordance with their terms; (ii) increase the fixed maximum percentage of Shares reserved for issuance under the ESPP (including a change from a fixed maximum percentage of Shares to a fixed maximum number of Shares), other than pursuant to the plan’s adjustment provision; (iii) revise the definition of Market Price or the method for determining the purchase price of Shares that would result in a decrease in the purchase price of such Shares for the benefit of an insider; (iv) remove or to exceed the insider participation limits set out in the ESPP’s insider participation limits provision (formerly, “revise the insider participation limits set out in the ESPP’s insider participation limits provision”); (v) revise the ESPP’s assignment and transfer provision to permit Shares issued under the ESPP to be transferable or assignable other than for estate settlement purposes; (vi) amend the definition of “Eligible Person” to permit the introduction or reintroduction of non-executive directors on a discretionary basis; (vii) revise the definition of “Employer’s Contribution” that would result in an increase to the employer matching contribution amount; (viii) revise the ESPP to provide a purchase price discount on Shares; or (ix) delete or reduce the range of amendments which require approval by the shareholders of the Company under the ESPP’s amendment provision (formerly, “revise the amending provisions set forth in the ESPP’s amendment provision”).

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Market Price	“Market Price” means the volume-weighted average trading price of the Shares for the five trading days immediately preceding the applicable date as reported by the TSX.
Purchase Price	Market Purchase Shares	For all Shares purchased in the market, the purchase price will be 100% of the average purchase price of the Shares purchased by the administrator on behalf of the participants through the facilities of the TSX or the NYSE, as applicable, on the date that such Market Purchase Shares are acquired.

The Administrator will control the time, amount and manner of the purchases of any Market Purchase Shares.

	Treasury Purchase Shares	For all Shares purchased and issued from treasury, the purchase price will be a price per Share equal to 100% of the Market Price on the date such Shares are issued.
Vesting & Holding Period
Shares acquired pursuant to the ESPP vest immediately. Shares acquired with employer’s contributions are, subject to the cessation of a participant’s employment, subject to a 6 month holding period commencing as of the day such Shares are acquired by the participant (the “Holding Period”).

Withdrawals	Subject to compliance with applicable laws, any restrictions as may be prescribed by the Board and the Holding Period, participants are entitled to sell or withdraw some or all Shares held in their ESPP account twice per calendar year.

Such Shares will be sold on the TSX and/or NYSE as soon as is administratively practical after receipt of the request. The sale price for such Share shall be the prevailing market price of the Shares at the time of such sale.

Termination Date	The participant’s last day of active employment by the Company or any subsidiary for any reason whatsoever (the “Termination Date”).
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Termination of Employment	Death	The participant’s personal representative may elect to withdraw or sell all the Shares credited to the participant’s ESPP account as of the date of death by making an election in the form and in the manner prescribed by the administrator. In the event that no such written notice of election is received by the administrator within 30 days of the participant’s date of death, the participant’s personal representative (or such other designated person) will automatically be deemed to have elected to sell the balance of Shares as of the 31st day following date of death. Thereafter, any accumulated cash and Shares credited to the participant’s ESPP account as of the date of death will be delivered to, or on behalf of, the participant as soon as administratively practicable.

Termination for any reason other than death
The participant may elect to withdraw or sell all the Shares credited to the participant’s ESPP account as of the Termination Date, by making an election in the form and in the manner prescribed by the administrator. In the event that no such written notice of election is received by the administrator within 30 days of the Termination Date, the participant will automatically be deemed to have elected to sell the balance of the Shares as of the 31st day following the Termination Date. Thereafter, any accumulated cash credited to the participant’s ESPP account as of the Termination Date will be delivered to, or on behalf of, the participant as soon as administratively practicable.

Shareholder and Regulatory Approval

The ESPP is considered an “evergreen” plan pursuant to the rules of the TSX and consequently, the Company must obtain Shareholder approval of the unallocated awards under the ESPP every three years. If Shareholders fail to approve the ESPP Resolution, the Company must forthwith stop granting awards settled in treasury issued Shares under ESPP. Notwithstanding, all allocated awards under the ESPP will continue unaffected.
In accordance with the rules of the TSX, all unallocated Shares under the ESPP and the revisions to the ESPP’s amendment provision intended to more closely track the TSX amendment provision requirements (as further detailed in the table above – see subsections (iv) and (xi) under “Amending Procedures”) must be approved by an ordinary resolution of the Shareholders.
ESPP Resolution

Shareholders will be asked to consider, and if deemed advisable, approve the ESPP Resolution.
The ESPP Resolution must be passed by a majority of the votes cast thereon by Shareholders present in person or represented by proxy at the Meeting. The full text of the ESPP Resolution is as follows:
“BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:
1.The unallocated Shares under the ESPP be and are hereby approved and authorized and such approval and authorization shall be effective until May 26, 2025, which is the date that is three years from the date of the shareholder meeting at which this approval is being sought;
Management Information Circular                                    PAGE -31-

2.The Company has the ability to continue Share issuances under the ESPP until May 25, 2025;
3.The revisions to the amendment provision of the ESPP (Section 9) intended to more closely track the TSX amendment provision requirements be and are hereby approved and authorized;
4.The form of the ESPP may be amended in order to satisfy the requirements or requests of any regulatory authority or stock exchange without requiring further approval of the Shareholders; and
5.Any one of the directors or officers of the Company be and is hereby authorized, on behalf of the Company, to perform all such acts, to execute and deliver all such documents and agreements as such director or officer may determine necessary or desirable to give effect to the foregoing resolution, such determination to be conclusively evidenced by the performing of such actions or the execution and delivery of such documents and agreements.”

If the unallocated Shares under the ESPP are not approved by Shareholders, the Company will not be permitted to issue Shares under the ESPP until Shareholder approval for such shares is obtained. However, all allocated Shares under the ESPP will continue unaffected.
The Board has determined that the ESPP is in the best interests of the Company and unanimously recommends that Shareholders vote FOR the approval of the ESPP Resolution.
Unless instructed otherwise, the persons named in the accompanying proxy intend to vote FOR the approval of the ESPP Resolution.

6. Approve the Company’s Amended and Restated Shareholder Rights Plan

At the Meeting, Shareholders will be asked to approve the Fifth Amended and Restated Shareholder Rights Plan (the “Rights Plan”). The Board has determined that it is in the best interests of the Company to continue the Rights Plan and has approved the Rights Plan to be presented to the Shareholders at the Meeting. A summary of the terms and conditions of the Rights Plan is set out in the below table, and the text of the Shareholders’ resolution to approve the Rights Plan follows below the table. The full text of the Rights Plan is attached as Schedule “D”. The Rights Plan, as presented in this Circular, is the same as was adopted and approved by shareholders in 2019.

Term	Upon approval of the Rights Plan resolution, the Rights Plan will be effective from the Record Time. If the Rights Plan is not approved at the Meeting or is not approved at every third annual meeting of the shareholders of the Company thereafter, the Rights Plan will terminate on and from the close of such meeting.

Issuance of Rights	Upon the terms and subject to the conditions set forth in the Rights Plan, one right (a “Right”) is attached to each Common Share issued after the Record Time (but prior to the earlier of the Separation Time and the Termination Time).

Exercise Price	Until the Separation Time, the “Exercise Price” of each Right is three times the market price, from time to time, of the Common Shares. From and after the Separation Time, the Exercise Price is three times the market price, as at the Separation Time, per Common Share.

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Separation Time	The Rights are not exercisable and do not trade separately from their associated Voting Shares until the “Separation Time”. The “Separation Time” is the close of business on the tenth trading day after the earliest of (i) the stock acquisition date, which is the first date of public announcement of facts indicating that a person has become an Acquiring Person; (ii) the date of the commencement of, or first public announcement of the current intent of any person (other than the Company or any Subsidiary of the Company) to commence, a take‐over bid (other than a Permitted Bid or a Competing Permitted Bid (as such terms are defined below)); and (iii) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be one. The Separation Time can also be such later date as may from time to time be determined by the Board of Directors.

Certificates and Transferability	Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for the associated Voting Shares issued after the Record Time. From and after the Separation Time, the Rights will be evidenced by separate Rights certificates and will be transferable separately from Voting Shares.

Flip-In Event	A “Flip‐In Event” occurs when any person becomes an Acquiring Person (generally meaning a person who is the Beneficial Owner of 20% or more of the then outstanding Voting Shares). If a Flip‐In Event occurs prior to the Termination Time that has not been waived by the Board (see “Waiver and Redemption”, below), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or any person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other person, or a transferee of any such person, which Rights will become null and void) shall constitute the right to purchase from the Company, on payment of the Exercise Price, Voting Shares having an aggregate market price equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price, subject to antidilution adjustments.

By way of example, if at the time the Rights Plan is triggered the market price of the Common Shares is $100 and the Exercise Price is $300, an eligible holder of a Right would be entitled to receive, upon payment of $300, a number of Common Shares as have a total market price equal to $600, that is, 6 Common Shares. This represents a 50% discount of the market price.

Permitted Bid Requirements
An Offeror can make a Take‐Over Bid and acquire Voting Shares without triggering a Flip‐In Event under the Rights Plan if the Take‐Over Bid qualifies as a “Permitted Bid”.

A “Permitted Bid” is a Take‐Over Bid that complies with the following requirements:
(a)it is made by means of a Take‐Over Bid circular;
(b)it is made to all holders of Voting Shares as registered on the books of the Company, other than the person making the Take‐Over Bid (the “Offeror”);
(c)it contains, and the take‐up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up or paid for pursuant to the Take‐Over Bid (i) prior to the close of business on the date that is not earlier than 105 days following the date on which the Take‐Over Bid was made or such shorter minimum initial deposit period that a takeover bid (that is not exempt from the general take-over bid requirements contained in Part 2 of National Instrument 62-104 – Take-Over Bids and Issuer Bids (“NI-62-104”)) must remain open for deposits of securities thereunder, in the applicable circumstances at such time and (ii) then only if at such date more than 50% of the aggregate of Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take‐Over Bid and not withdrawn;

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Permitted Bid Requirements (continued)
(d) it contains an irrevocable and unqualified condition that unless the Take‐Over Bid is withdrawn, Voting Shares may be deposited pursuant to the Take‐Over Bid at any time during the period of time between the date of the Take‐Over Bid and the date on which Voting Shares may be taken up and paid for and that any Voting Shares deposited pursuant to the Take-Over Bid may be withdrawn until taken up and paid for;
(e) it contains an irrevocable and unqualified condition that if, on the date on which Voting Shares may be taken up and paid for under the Take‐Over Bid more than 50% of the Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the Take‐Over Bid and not withdrawn, the Offeror will make a public announcement of that fact and the Take‐Over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement; and
For purposes of the foregoing, an “Independent Shareholder” is any holder of Voting Shares, other than:
(a)any Acquiring Person;
(b)any Offeror, subject to certain exceptions contained in the Rights Plan;
(c)certain Affiliates and Associates of such Acquiring Person or Offeror;
(d)any person acting jointly or in concert with such Acquiring Person or Offeror; and
(e)any trustee of any employee benefit plan, deferred profit-sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Company or any of its subsidiaries, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take‐Over Bid.
A Competing Permitted Bid is a take‐over bid that is made while a Permitted Bid or another Competing Permitted Bid is in existence.

Redemption	The Rights may be redeemed in certain circumstances:
Redemption of Rights on Approval of Holders of Voting Shares and Rights
The Board of Directors acting in good faith may, with the prior approval of the holders of Voting Shares or Rights, at any time prior to the occurrence of a Flip‐In Event that has not been waived, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.00001 per Right (the “Redemption Price”), subject to adjustment for anti‐dilution as provided in the Rights Plan.

If such redemption of Rights is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders.

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Redemption (continued)
If such redemption of Rights is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights (other than Rights which are Beneficially Owned by any Person who would not qualify as an Independent Shareholder.)

Deemed Redemption	If a person who has made a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition in respect of which the Board of Directors has waived or has been deemed to have waived the application of the Rights Plan consummates the acquisition of the Voting Shares and/or Convertible Securities, the Board of Directors shall be deemed to have elected to redeem the Rights for the Redemption Price.

Redemption of Rights on Withdrawal or Termination of Bid	Where a take‐over bid that is not a Permitted Bid Acquisition expires, is withdrawn or otherwise terminates after the Separation Time and prior to the occurrence of a Flip‐In Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being so redeemed, all the provisions of the Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights Certificates had not been mailed, and the Separation Time shall be deemed not to have occurred and Rights shall remain attached to the outstanding Voting Shares.

The Company shall not be obligated to make a payment of the Redemption Price to any holder of Rights unless the holder is entitled to receive at least $1.00 in respect of all Rights held by such holder.
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Waiver	The Board of Directors may waive the application of the Rights Plan in certain circumstances:
Discretionary Waiver respecting Acquisition not by Take‐over Bid Circular	The Board of Directors may, with the prior approval of the holders of Voting Shares, at any time prior to the occurrence of a Flip‐In Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a take‐over bid made by means of a take‐over bid circular sent to all holders of Voting Shares, waive the application of the Rights Plan to such Flip‐In Event. If the Board of Directors proposes such a waiver it shall extend the Separation Time to a date after the meeting of shareholders but not more than 10 business days thereafter.

If such waiver of Rights is proposed at any time prior to the Separation Time, such waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if the waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders. If such waiver of Rights is proposed at any time after the Separation Time, such waiver shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the waiver is approved by holders of Rights by a majority of the votes cast by the holders of Rights (other than Rights which are Beneficially Owned by any Person who would not qualify as an Independent Shareholder.).

Discretionary Waiver respecting Acquisition by Take‐over Circular and Mandatory Waiver of Concurrent Bids	The Board may, prior to the occurrence of a Flip‐In Event that would occur by reason of an acquisition of Voting Shares pursuant to a take‐over bid made by means of a take‐over bid circular sent to all holders of Voting Shares, waive the application of the Rights Plan to such a Flip‐In Event, provided that if the Board of Directors waives the application of the Rights Plan to such a Flip‐In Event, the Board of Directors shall be deemed to have waived the application of the Rights Plan in respect of any other Flip‐In Event occurring by reason of any such take‐over bid made by means of a take‐over bid circular sent to all holders of Voting Shares prior to the expiry of the take‐over bid for which a waiver is, or is deemed to have been, granted.

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Waiver of Inadvertent Acquisition	The Board may waive the application of the Rights Plan in respect of the occurrence of any Flip‐In Event if (i) the Board of Directors has determined that a person became an Acquiring Person under the Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that at the time of waiver the person is no longer an Acquiring Person.

Supplements and Amendments	The Company may make changes to the Rights Plan prior to or after the Separation Time to correct any clerical or typographical error or to maintain the validity of the Rights Plan as a result of any change in any applicable legislation, rules or regulation. The Company may also, by resolution of the Board acting in good faith, make changes to the Rights Plan prior to the Meeting.

The Company may, with the approval of the holders of Voting Shares, at any time prior to the Separation Time, make changes to, confirm or rescind the Rights Plan and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such approval shall be deemed to have been given if the change is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders.

The Company may, with the approval of the holders of Rights, at any time on or after the Separation Time, make changes to, confirm or rescind the Rights Plan and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such approval shall be deemed to have been given if the change is approved by holders of Rights by a majority of the votes cast by the holders of Rights (other than Rights which are Beneficially Owned by any Person who would not qualify as an Independent Shareholder).

The Company has reviewed the Rights Plan for conformity with current practices of other Canadian companies. The Company believes that the Rights Plan preserves the fair treatment of Shareholders and is consistent with current best Canadian corporate practice and addresses institutional investor guidelines as of the date of this Circular.
Under the terms of the Plans, the Rights Plan Resolution must be passed by a majority of the votes cast thereon by Shareholders present in person or represented by proxy at the Meeting. The full text of the proposed ordinary resolution approving the Rights Plan is as follows:
“BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:
1.The Company’s Fifth Amended and Restated Shareholder Rights Plan (“Rights Plan”), in the form adopted by the Board of Directors as set out in Schedule “D” to this Circular, be and is hereby authorized, confirmed and approved.
2.Any one of the directors or officers of the Company be and is hereby authorized, on behalf of the Company, to perform all such acts, to execute and deliver all such documents and agreements as such director or officer may determine necessary or desirable to give effect to the foregoing resolution, such determination to be conclusively evidenced by the performing of such actions or the execution and delivery of such documents and agreements."

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The Board has determined that the adoption of the Rights Plan is in the best interest of the Company and unanimously recommends that Shareholders vote to ratify, confirm and approve the Rights Plan.

Unless instructed otherwise, the persons named in the accompanying proxy intend to vote FOR the ratification and confirmation of the Rights Plan.

6.    Advisory Resolution on Approach to Executive Compensation - “Say on Pay”
The Company believes that its compensation objectives and approach to executive compensation align the interests of management with the long-term interests of shareholders and are appropriate. Details of the Company’s approach to executive compensation are disclosed in the “Report on Executive Compensation” set forth immediately below.
As part of our dialogue with shareholders about executive compensation, we are proposing a “say on pay” advisory resolution (the “Say on Pay Resolution”) for this year’s Meeting.
As the Say on Pay Resolution is an advisory vote, the results are not binding upon the Board. However, the Board, the Human Resources Committee (“HRC”) and CGNC of the Board will take the results of the vote into account when considering future compensation policies, procedures and decisions.
We most recently held an advisory vote on executive compensation at our May 27, 2021 Annual Meeting of Shareholders. The Say on Pay Resolution was supported by the majority (98.10%) of the votes cast on the resolution.
Prior to voting on the Say on Pay Resolution, the Board urges shareholders to read the Report on Executive Compensation section of the Circular as it explains the objectives and principles used in designing an executive compensation program for Alamos’ Named Executive Officers (“NEOs”). Shareholders with questions about our executive compensation programs are encouraged to contact Christine Barwell, Vice President, Human Resources, by email at notice@alamosgold.com.
“BE IT RESOLVED THAT:
1.On an advisory basis and not to diminish the role and responsibilities of the Board, that shareholders accept the approach to executive compensation disclosed in this Circular provided in advance of the Meeting.
The Board unanimously recommends that shareholders vote in favour of the Say on Pay Resolution. Unless instructed otherwise, the persons named in the accompanying proxy intend to vote “FOR” the Say on Pay Resolution.”

REPORT ON EXECUTIVE COMPENSATION
As at December 31, 2021, the end of the most recently completed financial year of the Company, the five Named Executive Officers (“NEOs”) of the Company were: Mr. John A. McCluskey, President and Chief Executive Officer, Mr. Jamie Porter, Chief Financial Officer, Mr. Peter MacPhail, Chief Operating Officer, Mr. John Fitzgerald, Vice President, Projects and Dr. Luis Chavez, Senior Vice President, Mexico.
Compensation Discussion and Analysis
The Alamos executive compensation program is designed to achieve the following objectives:
•Attract, retain, and motivate executives of the highest quality;
•Align the interests of the CEO and senior executives with the Company’s shareholders;
•Create incentives to achieve established corporate and individual performance objectives in the short and long-term;
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•Properly reflect the respective duties and responsibilities of the senior executives; and
•Create incentives relating to risk management and regulatory compliance.
These objectives are embedded in the charter of the HRC and reflect the Company’s pay-for-performance philosophy for compensation of its executives. Each of the elements of the Company’s compensation program (base salary, annual non-equity incentive and long-term equity incentive) is designed to achieve one or more of these objectives, both in the near and long-term.
Compensation for the NEOs and the balance of the executive officers consists of a base salary, annual non-equity incentive, and annual long-term incentives in the form of stock options, restricted and/or performance share unit grants. The HRC reviews and recommends base salary levels to the Board, based on several factors, to enable the Company to attract, motivate and retain high quality executives who are critical to the Company’s long-term success. Annual incentive compensation is linked to achievement of annual corporate objectives in the case of the President and CEO and in the case of all other executives, individual and corporate objectives, thereby aligning interests of the executives with the short and long-term objectives of the Company and those of the Company’s shareholders. Long-term equity incentive compensation is intended to align the interests of executive officers with the longer-term interests of shareholders.
Overall, the Company’s compensation strategy is to target a market position. While the majority of the executives are targeted at the median of the Company’s defined peer group on total direct compensation, some, including the NEOs, are targeted above median to reflect the value of the role to the organization, performance experience, and tenure of the executive, and retention and/or succession planning considerations. Generally, when an executive is newly appointed, their total direct compensation is targeted below market median. Compensation is reviewed annually, and actual salary and awards are based on performance and other factors noted previously. The Company continues to place greater weighting on pay at risk, including annual non-equity incentives and long-term incentives.
Base salaries and long-term incentives for the 2021 fiscal year were established in a meeting of the HRC held on February 22, 2021 and approved by the Board on February 23, 2021. The Company’s performance for the 2021 year was reviewed by the HRC on February 15, 2022. At that meeting, 2022 base salaries, annual non-equity incentives with respect to 2021 performance and 2022 long-term incentive grants were established. All of the above was approved by the Board on February 25, 2022. Key components of the Company’s compensation plan are discussed in greater detail below.

The HRC’s executive compensation decisions were informed by information and advice from the Company’s independent compensation advisor WTW (formerly Willis Towers Watson), which provided compensation benchmarking analysis, market intelligence, analysis of company performance, and review and commentary on compensation recommendations.

Base Salary
Base salaries provide executive officers with remuneration based on the position and the required experience, qualifications, and skills to effectively perform the functions contained in the job description. Base salaries are also the determinant for other forms of compensation (annual non-equity incentive, long-term incentive, pension, and benefits) to the extent these are paid or granted as a percentage of base salary. Base salaries are intended to be internally equitable and externally competitive, with the principal objectives being to retain and motivate existing executives and attract high calibre candidates. Salaries are reviewed annually based on performance levels within the Company and compared to base salaries for similar roles in peer group companies and/or the broader mining industry. The Company targets the median of its peer group; however, actual salaries reflect industry economics, Company performance, individual performance, years of experience at the executive level (tenure), and technical, management skills, leadership skills, and succession planning considerations. Annual adjustments to base salaries are assessed and recommended by the CEO to the HRC and in turn, recommended by the HRC to the Board for final approval. The CEO’s base salary adjustment is recommended by the HRC to the Board.
In 2021, the average ratio of NEO base salaries to their comparative peer group median (“compa-ratio”) was 97%, consistent with the Company’s strategy of aligning salaries to the median of its peer group which is represented by a 100% compa-ratio.
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Annual Non-Equity Incentive
The HRC determines annual non-equity incentive awards to be paid to the executive officers of the Company in respect of a financial year based on both individual and corporate performance, as recommended by the CEO. Each executive officer is responsible for presenting specific individual goals and objectives to the CEO for review and approval on an annual basis. Annual non-equity incentive targets are set based on peer group benchmarking, and an internal review for internal equity purposes. An annual non-equity incentive is provided as an element of total compensation to provide an incentive to achieve or exceed annual goals consistent with operating, financial and E.S.G. metrics that can generally be improved on a year over year basis. The Company metrics are outlined in the table under “Corporate Metrics”. All executives other than the CEO, Chief Financial Officer (“CFO”) and Chief Operating Officer (“COO”) have a 50:50 weighting of their individual and corporate metrics. The CFO and COO have a weighting of 75:25 corporate metrics and individual goals, whereas the CEO is measured entirely on performance relative to corporate metrics.
While the calculation of the corporate performance component of the annual non-equity incentive awards is formulaic in nature, the Board retains discretion with respect to the amounts awarded. In 2021, for example, the HRC recommended a 110% performance rating for the Mineral Reserves and Resources metric given the continued exploration success at Island Gold which continued to extend mineralization and exceeded the annual target despite industry-wide challenges with availability of drill crews. Further, a 120% performance rating was assigned for Strategic Matters and M&A activities given success in smaller scale but strategic transactions, including the Victoria Gold Mine acquisition in proximity to Young-Davidson, and the acquisition of a Net Profits Interest (“NPI”) royalty on the Island Gold property. Further, the Company returned over $50 million to shareholders by way of dividends and share repurchases, representing a yield of approximately 1.7%.
Details of the Plan
The annual non-equity incentive plan is structured to recognize individual and Company-wide performance. Goals are set as stretch goals, and achievement equates to a 100% target payout, while exceeding goals is recognized by a payout of up to 150% of target. Board discretion applies when awards are outside the stated award ranges. Individual goal recognition is determined in concert with overall corporate performance. Equally, the Board has the discretion to recognize goals that are not fully achieved but would be paid at a threshold level (below target). Target annual non-equity incentive payout levels are expressed in ranges and as percentages of base salary.
Overall bonus awards (corporate and individual metrics) for the NEOs were as follows:

Name and Principal Position	Target Bonus as a % of Base Salary	Actual Bonus Paid as % of Base Salary
John A. McCluskey, CEO	125%	106%
Jamie Porter, CFO	100%	89%
Peter MacPhail, COO	100%	81%)
John Fitzgerald, VP, Projects	60%	59%
Luis Chavez, Senior VP, Mexico	60%	53%

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Company Performance
2021 Operating and Financial Highlights
•Produced 457,200 ounces of gold, meeting revised production guidance. Young-Davidson and Island Gold performed well with both meeting full year initial guidance, offsetting temporary weaker production at Mulatos;
•Young-Davidson produced 195,000 ounces, driving record mine-site free cash flow1 of $100.3 million;
•Island Gold produced 140,900 ounces, generating $53.1 million of mine-site free cash flow1 net of $23.5 million of exploration expenditures and $101.2 million of capital spending, primarily related to the Phase III expansion;
•Sold 457,517 ounces of gold at an average realized price of $1,800 per ounce for record revenues of $823.6 million;
•Total cash costs1 of $794 per ounce, AISC1 of $1,135 per ounce and Cost of sales of $1,167 per ounce were in line with revised guidance;
•Realized adjusted net earnings1 for the year of $162.1 million, or $0.41 per share1. Adjusted net earnings include adjustments for the non-cash, after tax impairment charge of $213.8 million on the Company's Turkish projects incurred in the second quarter, unrealized foreign exchange losses recorded within both deferred taxes and foreign exchange of $7.8 million, and other losses totaling $7.2 million;
•Reported a net loss of $66.7 million, or $0.17 per share, reflecting the impairment charge on the Turkish projects;
•Cash flow from operating activities of $356.5 million (including a record $410.9 million, or $1.05 per share, before changes in working capital1), a 7% increase from 2020;
•Declared $39.1 million in dividends, a 53% increase compared to 2020. Combined with 1.6 million shares repurchased at a cost of $11.7 million, the Company returned $50.8 million to shareholders in 2021;
•During the year, the Company generated $25.8 million in cash on the liquidation of certain equity securities and realized an after-tax gain of $12.0 million (recorded within equity);
•La Yaqui Grande remains on track for commercial production in the third quarter of 2022, and is expected to significantly reduce the cost profile at Mulatos starting in the second half of 2022; and
•Reported year end 2021 Mineral Reserves of 10.3 million ounces of gold, a 4% increase from the end of 2020 with growth at all three operating mines more than offsetting mining depletion. This included a 5% increase in global Mineral Reserve Grades reflecting higher grade additions at Island Gold and Mulatos. Island Gold continues to grow with combined Mineral Reserves and Resources increasing 8% to 5.1 million ounces of gold, net of mining depletion, marking a key milestone for the operation and highlighting its significant upside potential.

(1) Refer to the "Non-GAAP Measures and Additional GAAP Measures" disclosure at the end of the 2022 MD&A for a description and calculation of these measures.

Environment, Social and Governance Summary Performance
Health and Safety
•Recordable injury frequency rate1 of 2.46 for the year, an increase from 2.25 in 2020;
•Lost time injury frequency rate1 of 0.21 for the year, an increase from 0.14 in 2020; and
•Performed over 100,000 COVID-19 tests in 2021 on employees, contractors and visitors as part of enhanced screening practices.

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Environment

◦Zero significant environmental incidents in the year;
◦Advanced permitting of the Lynn Lake Project and the Phase III expansion of Island Gold – a project that will significantly increase automation and reduce fleet diesel usage resulting in 35% lower life-of-mine greenhouse gas (“GHG”) emissions; and
◦Advanced the power line project at the Mulatos and La Yaqui Grande which will connect the operations to grid power and eliminate the need for site diesel power generation, reducing GHG emissions.

Community

◦Donated time, medical supplies, food supplies and funds across select operations and projects to help combat the effects and spread of COVID-19 in local communities;
◦Young-Davidson employees participated in the Great Cycle Challenge in support of the Sick Kids Foundation, raising money through sponsorship and participation with the Company matching all contributions;
◦Continued partnership with Tech Manitoba and the Northern Manitoba Sector Council to deliver digital literacy classes in Lynn Lake, and continued to support the Mining Matters charitable organization in providing the Lynn Lake high school with educational resources and curriculum related to Earth sciences, the minerals industry and their roles in society;
◦Together with community representatives, completed an annual evaluation of the Mi Matarachi Program to review our progress and shape community development efforts for 2022 and beyond;
◦Continued to support local students in Sahuaripa, Matarachi and Hermosillo, Mexico with 180 students supported through the Company’s Scholarship Program;
◦In addition to ongoing COVID-19 and influenza vaccination clinics, and community nutrition programs, several new health initiatives were introduced during the quarter in collaboration with the Matarachi community. These included a breast cancer awareness campaign, healthy eating campaign, and training to the Matarachi Community Health Committee on using a defibrillator that we donated to the Matarachi Health Clinic; and
◦Made various donations to local communities including medicine, cleaning and hygiene equipment, fans, toys, and school supplies for teachers and students returning to classrooms.

Governance and Disclosure

◦Finalized 22 sustainability standards in 2021 as part of Alamos’ Sustainability Performance Management Framework that addresses governance, health & safety, security, environment and community relations management;
◦Achieved a top 15% ranking within Canadian corporate boards in the 2021 Globe and Mail Board Games in recognition of strong governance practices. This included ranking as the third highest company in the materials sector listed on the Toronto Stock Exchange;
◦Received a B- climate change score from the Carbon Disclosure Project in response to the Company's 2021 CDP Report, ahead of the industry C average;
◦Received a Medium ESG Risk Rating from Sustainalytics, positioning Alamos in the top 20th percentile of its industry; and
◦Received a BBB ESG rating within Alamos’ most recent MSCI ESG Ratings Report.

(1) Frequency rate is calculated as incidents per 200,000 hours worked.

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Corporate Metrics
In 2021, the Company achieved an overall performance rating of 85%. Operational results were below target, primarily driven by lower production and higher costs at the Mulatos mine in Mexico. The shortfall in production also impacted financial results negatively compared to target. The Company performed well on many of its ESG targets, including environmental and climate change. However, an increase in first aid and medical aid incidents at the operations increased the total Recordable Injury Frequency Rate above targeted levels, negatively impacting the safety metric. Finally, the Company performed above target on its growth and creating shareholder value metrics, given the positive Mineral Reserve and Resource update for the year ended December 31, 2021, as well as continued advancement of La Yaqui Grande and Island Phase III.
The table below is a summary of the corporate metrics that were used in determining 2021 awards for executives. The results reported under the “2021 Results” column were those achieved in the 2021 year. Each metric has a range defining a threshold, target and maximum. Target, which is defined as a stretch goal, equates to 100%, threshold equates to 0% and maximum equates to 150%. With respect to the Growth and Creating Shareholder Value metrics, the Board applies discretion in evaluating management’s assessment of performance within the same award range.
The Chair of the Board and the Chair of the HRC meet in advance of the respective year end meetings to review with management the corporate metric results for the performance year. At this meeting, a comprehensive review of annual company performance is undertaken, including discussions of events or impacts - positive or negative - that are outside management’s control or are one-time events. This includes the impairment charge of the development project in Turkey taken in the second quarter of 2021, as well as gold price volatility, foreign exchange movements, and other one-time gains or losses which are normalized out of Financial results.
The following summarizes the Company's performance for each of the major categories for the 2021 year:

Metric	Weighting	2021 Rating
Operational and Financial	55%	41.3%
Safety and ESG	15%	10.8%
Growth and Creating Shareholder Value	30%	33.0%
2021 Total	100%	85.1%
The following table states the 2021 corporate metric targets and the 2021 rating, including the weightings (all amounts in the table below are in United States dollars, unless otherwise indicated).

Corporate Metric	Weighting	Description	Target (1) (100%)	2021 Rating
1. Operational and Financial - 55%
Global Gold Production	15%	Sum of gold production at all sites.	470,000 - 510,000 oz	8.89%
Global Total Cash Costs per Ounce	5%	Consolidated total cash costs per ounce sold, including government and third party royalties.	$710 - $760 per oz	3.92%
Global All-In Sustaining Costs per Ounce (AISC)	5%	Consolidated AISC per ounce sold as defined in Alamos's MD&A; AISC includes sustaining capital, sustaining and capitalized exploration, corporate G&A, share-based compensation, asset retirement obligation and hedge losses / gains.	$1,025 - $1,075 per oz	4.17%
Global Operating Mine-Site Capital Expenditures	5%	Capital spending at the Company's operating sites, including Island Gold, Young-Davidson, and Mulatos (including La Yaqui Grande). This metric excludes capital spending at development projects (Lynn Lake, Turkey, Esperanza, Quartz Mountain) and capitalized exploration.	Total Capital Spend: $310 - $340M Sustaining Capital: $110 - $125 M Growth Capital: $200 - $215M	6%
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Adjusted Earnings per share (after Taxes, excluding FX impact/other gains & losses)(2)	7.5%	These metrics are calculated in accordance with IFRS and the targets each year are based on the Company's Board approved budget. The above metrics are normalized to adjust for differences against budget that are not within management’s direct control or ability to influence, including gold price and foreign exchange movements.	$0.51	5.9%
Operating Cash Flow Per Share(2)	5%		$1.15	2.8~~%~~
Free Cash Flow Per Share(2)	5%		$0.16	3.4%
Return on Equity(2)	7.5%		6.85%	6.2%
2. Safety and ESG - 15%
Safety	5%	Total Recordable Injury Frequency Rate (TRIFR) of 2.20.	2.2	—%
Sustainability	5%	Progress implementation of Sustainability Performance Management framework.	As per Description	4.8%
Community		Conclude the negotiation of formal participation agreements various stakeholders across our operations and development projects.	As per Description
Climate Change		i) Develop site-based energy management plans aimed to reduce GHG emission intensity. ii) Advance TCFD alignment and related disclosures.	As per Description
Environmental	5%	No more than 2 moderate incidents as a target and not to exceed 3. Zero score if there are any major or catastrophic incidents.	2 or less Moderate 0 Major	6%
3. Growth and Shareholder Value - 30%
Reserve/Resource Development and Exploration	10%	Maintain mine life, by adding mineral reserves / resources equivalent to mined out depletion. Overall objective for 2021 to add 1 million ounces Mineral Reserve and Resources ounces globally.	Board Discretion	11%
Internal Growth and Project Advancement	10%	Young Davidson - drive continuous improvement and cost reduction , as well as achieve steady-state mining rate of 8,000 tpd by mid year. Island Gold - advance permitting and construction of Phase III, continue engagement with local stakeholders, advance exploration program. Mexico - Advance construction at La Yaqui Grande and evaluate near mine underground target. Turkey - Pursue BIT claim and / or sale of the projects. Lynn Lake - advance engineering and permitting to support 2022 construction decision. Other - Assess non-core assets and consider divesting.	Board Discretion	10%
Strategic Matters / M&A	10%	Accretive M&A, strategic, financing or other transactions.	Board Discretion	12%
Total	100%			85.10%
(1)Each metric has a range defining a threshold, target and maximum. Target is defined as a stretch goal and equates to 100%, threshold equates to 0% and maximum equates to 150%.
(2)These metrics are calculated in accordance with IFRS and the targets each year are based on the Company's Board approved budget. The existing metrics are good reflections of the Company`s economic performance and ability to generate risk-adjusted, after-tax returns. The focus on `returns` is something that differentiates Alamos from its peers as we`ve historically had double the average ROE of our peers. When computing performance, these metrics are normalized to adjust for items that are not within management’s direct control or ability to influence. Such adjustments should include normalizing for:
(1) Commodity prices (gold and silver).
(2) FX rates – adjusting for unrealized foreign exchange gains and losses.
(3) Gains or losses on portfolio investments.
(4) Unusual or one-time other gains and losses (these should be clearly identified and explained by management why adjusted for), including impairment charges, mark-to-market adjustments and debt settlement costs.
(5) M&A (cash spending or share issuances) or transaction related costs as these should be evaluated as part of the growth or M&A metric.

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Performance Graph
The following graph compares the yearly percentage change in the cumulative performance of the Company’s Common Shares with the S&P/TSX Global Gold Index for the period from January 1, 2017 to December 31, 2021 assuming a $100 investment in its Common Shares.
Over the period January 1, 2017 through December 31, 2021, the Company's share price increased 5% over the five-year period for an annualized return of approximately 1%. While the Company's share price had periods of outperforming the TSX Global Gold Index during 2017, it underperformed for the balance of the period starting in late 2017 following the acquisition of Richmont Mines. However, the Company’s share price has outperformed the TSX Global Gold Index since the end of 2018.

Comparison of Performance since January 1, 2017 between the Company’s Common Shares and the S&P/TSX Global Gold Index.

Relative Performance
Executive compensation decisions at Alamos reflect a comprehensive assessment of the Company’s performance, including its performance across several key financial, operational and E.S.G. metrics in the short and medium-term relative to the Company’s performance peer group. The following graphs depict the analysis of relative performance that the HRC took into consideration to form its pay decisions at year end. Specifically, the HRC reviewed the 1-year, 3-year and 5-year performance of Alamos against the twelve companies that make up the Company’s performance peer group (page 52) on the following categories of measures:
•    Return metrics;
•    Growth metrics; and
•    Per share growth metrics.

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Overall, Alamos has performed at or above the median of its performance peer group in the short, medium, and long-term on both return and growth metrics. On average across all metrics assessed by WTW, the Company ranks at P52, P65 and P62 on a one-year, three-year, and five-year basis respectively. Alamos has generally performed well relative to peers with growth and growth per share measures, and slightly outperforming peers on return measures.

Relative Performance - Return Metrics vs. Peers
On a one-year basis, the Company is above the median on total shareholder return (“TSR”), but below median on three other return metrics (return on assets, return on equity, and return on invested capital), with an average ranking of 40th percentile. All return metrics, other than TSR, were significantly impacted by a non-cash impairment charge of $210 million related to the Company's Turkish assets, following the decision to proceed with a Bilateral Investment Treaty claim against the Republic of Turkey in April 2021. Despite the impairment charge, the Company still performed above the median on a three- and five-year basis, at P65 and P55 respectively, with nearly all metrics positioned above median.

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Relative Performance - Growth Metrics vs. Peers
Alamos is positioned above median on growth metrics, ranking on average at the 56th percentile on a one-year, 58th percentile on a three-year, and 68th percentile on a five-year basis across Change in Operating Cash Flow, EBITDA Growth, Change in Gold Production and Change in Reserves. The strongest performances were in Operating Cash Flow and EBITDA Growth, followed closely by Mineral Reserve Growth.

Growth Metrics
60%
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
Legend
75th percentile
50th percentile
25th percentile
Alamos Gold
Change in Operating Cash Flow (1 Year)
Change in Operating Cash Flow (3 Year)
Change in Operating Cash Flow (5 Year)
EBITDA Growth (1 Year)
EBITDA Growth (3 Year)
EBITDA Growth (5 Year)
Change in Gold Production (1 Year)
Change in Gold Production (3 Year)
Change in Gold Production (5 Year)
Change in Reserves (1 Year)
Change in Reserves (3 Year)
Change in Reserves (5 Year)

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Relative Performance - Per Share Growth Metrics
Alamos’ relative growth performance on a per share basis also ranks above median in all categories and time horizons. The Company’s average ranking is at the 60th percentile based on 1-year performance, 71st percentile on 3-year performance, and 63rd percentile on 5-year performance.

Long-Term Incentive Plans
The Company’s Long-term Incentive Plan (“LTIP”) provides for awards of stock options, performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units (“DSUs”) (the “Unit Awards” or “LTIs”). See “Securities Authorized for Issuance under Equity Compensation Plans” on page 78 for further details of the LTIP.
Executives play a critical role in achievement of the Company’s operational, financial and other corporate objectives, which can result in shareholder value and share price appreciation. Each officer is awarded a long-term incentive package on entering service, and annual grants which are reviewed and approved by the Board.
The CEO’s 2021 long-term incentive target is above median of the peer group, based on market studies, and is allocated between stock options and PSUs. The 2021 LTIP grant for the CFO and COO was a factor of the CEO grant, and for the balance of NEOs and executives at large, was a factor of the CFO/COO grant. The 2021 stock option grant was issued on March 8, 2021 at a value of 50% of the total 2021 LTI grant for the NEOs. The annual PSU grant was issued on March 1, 2021. The benchmarking review performed on LTI identified that the 2020 CEO LTI grant was at market median and given Mr. McCluskey’s experience, relative to his peers and given the Company’s performance in 2020, his 2021 LTI grant was increased to a value between market median and P75. The value of the LTI grant for the CEO increased to $2.1 million in 2021, from $1.8 million in 2020. The PSU grant represents 50% of the 2021 total LTI grant for the NEOs. Award values to all executives are considered in view of total compensation levels relative to market, based on detailed compensation benchmarking studies.
The Company changed the approach to LTIP grants in 2022. The Company now targets LTIP grants based on peer and/or industry market data and internal equity data. The target LTIP is now expressed as a percentage of base salary. The Company also added RSUs to the annual grant mix for executives. The award was weighted 50% PSUs, 25% RSUs and 25% stock options.
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Amendments to the Long-Term Incentive Plan
The Company is seeking shareholder approval of Amendments to the Long-Term Incentive Plan at the Meeting. Details of the LTIP are set out in the section “Approval of Amendments to the Company’s Long-Term Incentive Plan and Unallocated Awards Thereunder” above.

Performance Share Units
The Board approved a PSU grant for executives under the LTIP on February 23, 2021. The PSU parameters are as follows:
1.    Performance Measure
The Company uses relative TSR, consistent with a common market practice in PSU plans.
2.    Performance Periods
As per the terms of the LTIP adopted by Alamos in 2019, the performance cycle is defined as the period of time between the grant date and the date specified by the Company in the performance criteria and is to be no later than December 31st of the calendar year, three years after the calendar year grant date. As such, the performance periods have been defined as:
•Performance Period One = Date of Grant to 1st Year Anniversary
•Performance Period Two = 1st Year Anniversary to 2nd Year Anniversary
•Performance Period Three = 2nd Year Anniversary to 3rd Year Anniversary
•Cumulative Performance Period = Date of Grant to 3rd Year Anniversary
The PSUs vest on the 3rd anniversary from the date of grant (end of Cumulative Performance Period). As per the LTIP, PSUs may be settled in cash (based on the Market Price (five-day volume weighted average price) as of the vesting date), shares, or any combination of cash and shares, at the sole discretion of the Board. PSUs will be settled within 30 days of the vesting date.
3.    Performance Period Weightings
To ensure the performance factor for PSUs are focused on the long-term, the performance period weightings are as follows:
•Performance Period One - 20%
•Performance Period Two - 20%
•Performance Period Three - 20%
•Cumulative Performance Period - 40%

4.    2021 Performance Peer Group
Refer to page 52 for the 2021 performance peer group.
5.    Performance Payout Factor (scale)
The number of PSUs that will vest is subject to:
•Completion of the vesting period; and
•Company performance relative to the performance peer group.

Management Information Circular                                    PAGE -49-

The scale below reflects the level of risk embedded in the LTIP. There is the possibility of a zero payout (performance below P25) and the upper end of the scale has been set at a factor of 150% for performance above the 75th percentile. One hundred percent of payout has been mapped to the median or better for performance relative to peers. That said, in the case of a cumulative negative TSR, the payout factor will be capped at 100% even if TSR is above the 50th percentile of the peer group. Vesting is linear and vesting will be interpolated for any performance ranking that falls between the stated goals below.

Performance - Relative TSR, Years 1, 2, 3, and 1 - 3	Payout Factor (as a %)
Below 25th Percentile	0
25th Percentile	50
40th Percentile	80
50th Percentile	100
60th Percentile	120
70th Percentile	140
75th Percentile and above	150

Stock Options
The LTIP also provides for the grant of non-transferable options to purchase Common Shares of the Company at exercise price not lower than the Market Price of the Shares on the grant date. Stock options granted in 2021 vest in three equal tranches (33%) starting on the first anniversary of the grant date, and expire seven years from the date of grant.
Supplemental Executive Retirement Plan (“SERP”)
The Board approved a Supplemental Executive Retirement Plan (“SERP”) for the Company’s executives which became effective on January 1, 2014. The SERP is an unfunded, non-registered plan. The Company is not required nor obligated to fund for the provision of any benefits under this SERP prior to the date the members’ benefit entitlements fall due. There are no physical assets or funds held in trust in connection with this unfunded SERP. The members are unsecured creditors of the Company with respect to balances in their SERP Vested Accumulated Accounts.
The SERP is administered by a Company-approved Authorized Administrative Agent. Each executive provides their Investment Direction within a pre-approved list of investment options, in writing, which specifies the investment and percentages to be notionally invested in the Company-approved Allowable Investment Options.
SERP benefits are Canadian dollar denominated. Executives are eligible to participate in the SERP on the first (1st) day of the month following the date of hire, subject to Board approval. The SERP has a two (2) year plan participation vesting provision. On February 23, 2022, the Board approved an amendment to the vesting terms of SERP for newly appointed executives who have met similar vesting terms of other Company pension plans such that total vesting is limited two (2) years. The Company credits 12% of each executive’s annual earnings (base salary and annual non-equity incentive) to the members’ SERP Accumulation Sub-account. No other earnings may be included in this calculation and the executive does not contribute a cash or matching amount. Executives are not permitted to make notional contributions to the SERP.
The value of each executive’s SERP Account is calculated by the Authorized Administrative Agent and includes both the notional employer contributions and the notional investment earnings thereon.
Upon retirement, which has been defined in the SERP as the 1st of the month following the 65th birthday of the executive (“Normal Retirement Date”), the executive is entitled to the SERP total accumulation account. Should an executive retire prior to the Normal Retirement Date, the executive is entitled to the SERP vested accumulation account.
Management Information Circular                                    PAGE -50-

Upon total and permanent disability prior to the Normal Retirement Date, the executive’s benefit entitlement is to the SERP total accumulation account. Upon resignation or termination from the Company, the executive’s benefit entitlement is the SERP vested accumulation account.
Other than in the case of termination for cause, the Board has the option to approve vesting of the SERP total accumulation account, in consideration for the departing executive performing their duties in good faith during the notice period and as expected by the Company.
If the vested portion of the SERP total accumulation account is less than $100,000 the benefit shall be provided in a lump-sum payment, less applicable withholding taxes. If the vested portion of the SERP total accumulation account is $100,000 or more, the executive may receive the benefit as a lump-sum payment, less applicable withholding taxes, or a lump-sum contribution to a Retirement Compensation Arrangement (“RCA”) as defined under the Income Tax Act (Canada).
The table below outlines the notional value of each NEO's SERP as at December 31, 2021 in US$ converted at the year-end 2021 exchange rate CAD$1.00=US$0.7874.

Name	Accumulated Value at Start of Year(1) (US$)	Compensatory Change (2021) (US$)	Accumulated Value at Year-end (US$)
John A. McCluskey	$1,505,891	$448,871	$1,954,762
Jamie Porter	$732,828	$171,171	$904,000
Peter MacPhail	$741,655	$298,714	$1,040,368
John Fitzgerald	$—	$47,993	$47,993
Luis Chavez(2)	N/a	N/a	N/a
(1) 2020 ending balances were corrected by the third party administrator in May 2021, after the Record Date of the 2021 Information Circular and have been updated in this table (Accumulated Value at Start of Year).
(2)Dr. Chavez does not participate in the SERP.
Independent Advice
The Company paid the fees outlined below for independent compensation advisory services in conjunction with the annual executive and Director compensation review for the years indicated.

Services	Executive Compensation Related Fees(1)	All Other Fees(1)
2021 Director and Executive Compensation-related Fees
WTW
Management retained WTW in 2021 to provide compensation advice and other related services. WTW provided the following services in respect of 2021:
•Reviewed executive and Director compensation benchmarking and recommendations for the HRC;
•Conducted Pay for Performance analysis;
•Reviewed management information circular; and
•Provided advice on other executive and board-level matters.
	CAD$100,471	Nil
2020 Director and Executive Compensation-related Fees
WTW
Management retained WTW in 2020 to provide compensation advice and other related services. WTW provided the following services in respect of 2020:
•Reviewed executive and Director compensation benchmarking and recommendations for the HRC;
•Conducted Pay for Performance analysis;
•Reviewed management information circular; and
•Provided advice on other executive and board-level matters.
	CAD$73,942	CAD$41,200
(1) Reported associated fees may be estimates given billing occurs after the services have been provided and/or may be those fees billed in the respective year and excludes HST.
Any services performed by an independent compensation advisory firm requires HRC approval and the Chair of the HRC approves all invoices for work performed by such firms. In 2020 and 2021, the HRC reviewed and considered the information and advice provided by WTW, among other factors, when it made its recommendations to the Board for approval. The Board, however, makes the final decisions with respect to executive compensation after considering the HRC’s recommendations. WTW was first retained by the Company in 2017.
Management Information Circular                                    PAGE -51-

Board Outreach - Summary of Meetings with Proxy Advisory Companies
The Board is committed to aligning executive pay with the performance of the Company and in doing so is committed to its outreach program with representatives and advisors to institutional investors. The Chair of the HRC, the Chair of the Board, and the Chair of the CGNC along with the CFO, and the Vice President, Human Resources, met with Institutional Shareholder Services (“ISS”) and Glass Lewis (“GL”) each separately on January 5, 2022. The purpose of these meetings was to provide an overview of Alamos’ compensation philosophy, to give an update on the Company’s strategy and performance, and to understand the priorities of GL/ISS as they review the Company’s performance for the 2022 proxy season. Any potential areas of concern were discussed and addressed at those meetings.
Peer Group - Executive Compensation
The HRC and subsequently, the Board, reviewed and approved the peer group for 2021 executive compensation (consisting of base salaries, and annual non-equity incentive targets and long-term incentives) at the October 27, 2020 Board meeting. The companies that were selected to be a part of the peer group fell within a range of between 0.5 and 2.5-times Alamos’ Last Twelve Months (“LTM”) Total Revenue, Net Asset Value, and Market Capitalization. As a result of the annual review of the Company peer group which was reviewed by WTW, Hudbay Minerals Inc. was removed from the peer group in 2021 and Equinox Gold Corporation was added.
The peer group selected for 2021 was as follows:

B2Gold Corp.	Centerra Gold Inc.	Eldorado Gold Corp.
Equinox Gold Corp.	IAMGOLD Corp.	Kirkland Lake Gold Ltd.
New Gold Inc.	OceanaGold Corp.	Pan American Silver Corp.
Pretium Resources Inc.	SSR Mining Inc.	Torex Gold Resources
Yamana Gold Inc.
Peer Group - Performance
The HRC and subsequently, the Board, reviewed and approved the peer group for the 2021 Performance Share Unit (“PSU”) grant at the October 27, 2020 Board meeting. The performance peer group selected is the same peer group as above for executive compensation except for the addition of Endeavour Mining Corporation and removal of Pan American Silver corporation. In addition, the Performance peer group includes the S&P/TSX Global Gold Index.

B2Gold Corp.	Centerra Gold Inc.	Eldorado Gold Corp.
Endeavour Mining Corp.	Equinox Gold Corp.	IAMGOLD Corp.
Kirkland Lake Gold Ltd.	New Gold Inc.	OceanaGold Corp.
Pretium Resources Inc.	SSR Mining Inc.	Torex Gold Resources
Yamana Gold Inc.	S&P TSX Global Gold Index
Management Information Circular                                    PAGE -52-

Named Executive Officer Compensation

John A. McCluskey, President and Chief Executive Officer
The CEO is to be the leader of an effective and cohesive management team, sets the tone for the Company by exemplifying consistent values of high ethical standards and fairness, leads the Company in defining its vision, is the main spokesperson for the Company, and bears chief responsibility for ensuring the Company achieves its short, mid and long-term operational and strategic objectives. The CEO works with, and is accountable, to the Board in designing and executing the Company’s strategic plan. Mr. McCluskey’s bonus in 2021 was attributable to broad achievement of the corporate objectives, including the operational success at the Canadian operations, continued exploration success at Island Gold, and achieving certain strategic milestones.

2021 Achievements	Compensation in US$(1)	2021 ($)	2020 ($)	2019 ($)
•Led the management team in the successful execution of corporate strategy
•Oversight of extensive health and safety measures in response to the COVID-19 pandemic
•Oversight of operations, including the ramp up to 8,000 tpd at Young-Davidson and significant progress at the La Yaqui Grande project in Mexico
•Oversight of the successful global exploration program, which resulted in significant reserve and resource growth at Island Gold and replacement of reserves at all operations
•Oversight of the Company's ESG initiatives, which resulted in significant improvements in the Company's rankings with rating agencies
•Oversee M&A strategy and execution

Base Salary(2)	$718,020	$612,035	$640,645
Annual Incentive	$762,896	$897,652	$862,469
Stock Options	$815,352	$557,870	$565,275
Performance Share Units	$829,694	$783,407	$565,275
Restricted Share Units	—	—	—
Total Direct Compensation	$3,125,962	$2,850,964	$2,633,664
Year over Year Change	10%	8%	9%
Share Ownership - Mr. McCluskey exceeds the equity ownership requirement
2021 Pay Mix	Level Required(3)	Share/Equity Holdings(4)	Share Price at April 7, 2022(5) (US$)	Total Value (US$)	Multiple

26%
23%
Base Salary
Performance Bonus
PSUs
Options
27%
24%
77% of pay at risk

3 times base salary	1,352,749	$8.52	$11,525,421	16.1x
(1)Reported compensation converted from CAD to US$ at the average annual exchange of CAD$1.00 = US$0.7978 (2021), US$0.7461 (2020), and US$0.7537 (2019).
(2)Effective April 1, 2020 and through June 30, 2020, Mr. McCluskey voluntarily reduced his base salary by 25% in alignment with the temporary suspension of the Island Gold and Mulatos mines. As a result, his 2020 salary was reduced by, CAD$54,688 and this amount was donated to a registered charity.
(3)Effective April 7, 2022, Mr. McCluskey’s equity ownership requirement as an NEO is in excess of 3 times base salary.
(4) Share/equity holdings as at December 31, 2021.
(5)April 7, 2022 closing share price on NYSE.

Management Information Circular                                    PAGE -53-

Jamie Porter, Chief Financial Officer
Mr. Porter has over 20 years of experience in the mining industry. He joined Alamos in 2005 as Controller and was promoted to Vice President of Finance in 2008. He has served as Alamos’ Chief Financial Officer since 2011. As CFO, Mr. Porter reports to the CEO and manages the Company’s financial reporting, internal control, treasury, information technology, investor relations and corporate development functions. He also is responsible for monitoring and maintaining the Company’s financial strength, ensuring adequate liquidity, managing counterparty arrangements, achieving return on investment targets, evaluating and structuring M&A opportunities and overall risk management. Mr. Porter’s 2021 compensation was based on specific objectives and his bonus in 2021 was based on his contribution towards the Company achieving its corporate objectives.
2021 Achievements	Compensation in US$(1)	2021 ($)	2020 ($)	2019 ($)
•Oversight of the Company’s strong financial performance, including record revenues ($823.6 million) and operating cash flow (before changes in working capital of $410.9 million), while maintaining balance sheet strength ($172.5 million cash and no debt as at December 31, 2021)
•Delivered on a successful capital allocation program that resulted in increased returns to shareholders – with a 53% increase in dividends to $39.1 million and a 112% increase in common shares repurchased ($11.7 million) under the Company’s Normal Course Issuer Bid
•Negotiated the repurchase of a net profits interest agreement on certain claims at Island Gold for CAD$20 million, resulting in material life-of-mine cost savings
•Managed the Company’s portfolio of equity securities, monetizing approximately C$30 million at a 100% gain, while increasing select portfolio investments by C$11 million
Base Salary(2)	$443,736	$377,713	$395,693
Annual Incentive	$393,816	$462,321	$443,274
Stock Options	$349,436	$241,742	$244,953
Performance Share Units	$355,583	$317,092	$244,953
Restricted Share Units	—	—	—
Total Direct Compensation	$1,542,572	$1,398,868	$1,328,872
Year over Year Change	10%	5%	10%
Share Ownership - Mr. Porter exceeds the equity ownership requirement
2021 Pay Mix	Level Required(3)	Share/Equity Holdings(4)	Share Price at April 7, 2022(5) (US$)	Total Value (US$)	Multiple
2 times base salary	271,738	$8.52	$2,315,208	5.2x
(1)Reported compensation converted from CAD to US$ at the average annual exchange of CAD$1.00 = US$0.7978 (2021), US$0.7461 (2020), and US$0.7537 (2019).
(2)Effective April 1, 2020 and through June 30, 2020, Mr. Porter voluntarily reduced his base salary by 25% in alignment with the temporary suspension of the Island Gold and Mulatos mines. As a result, his 2020 salary was reduced by, CAD$33,750 and this amount was donated to a registered charity.
(3)Effective April 7, 2022, Mr. Porter’s equity ownership requirement as an NEO is in excess of 2 times base salary.
(4)Share/equity holdings as at December 31, 2021.
(5)April 7, 2022 closing share price on NYSE.
Management Information Circular                                    PAGE -54-

Peter MacPhail, Chief Operating Officer (“COO”)
Peter MacPhail has over 30 years of operational experience in Canada, Mexico and Australia. Mr. MacPhail has been the Chief Operating Officer since having joined Alamos in the merger with AuRico Gold Inc. He was the Chief Operating Officer of AuRico, having joined in 2011 through AuRico’s acquisition of Northgate Minerals. He served in the same capacity for eight years at Northgate. As COO, Mr. MacPhail contributes to the establishment of the Company’s operational, financial, and sustainability objectives. Mr. MacPhail’s bonus in 2021 was based on performance against the corporate metrics and his 2021 achievements.
2021 Achievements	Compensation in US$(1)	2021 ($)	2020 ($)	2019 ($)
•Oversight of the company’s extensive health, safety and environmental programs •Achieved production of 457,200 ounces, meeting revised guidance •Oversight of the advancement of construction of La Yaqui Grande in Mexico which remains on schedule for completion in Q2 2022 •Oversight of the permitting and construction for the Phase lll expansion at Island Gold •Developed and advanced stakeholder relationships in the communities near the company’s operations	Base Salary(2)	$443,736	$377,713	$395,693
Annual Incentive	$360,536	$462,321	$418,544
Stock Options	$349,436	$241,742	$244,953
Performance Share Units	$355,583	$317,092	$244,953
Restricted Share Units	—	—	—
Total Direct Compensation	$1,509,292	$1,398,868	$1,304,141
Year over Year Change	8%	7%	7%
2021 Pay Mix	Share Ownership - Mr. MacPhail exceeds the equity ownership requirement
Level Required(3)	Share/Equity Holdings(4)	Share Price at April 7, 2022(5) (US$)	Total Value (US$)	Multiple
2 times base salary	293,516	$8.52	$2,500,756	5.7x
(1)Reported compensation converted from CAD to US$ at the average annual exchange of CAD$1.00 = US$0.7978 (2021), US$0.7461 (2020), and US$0.7537 (2019).
(2)Effective April 1, 2020 and through June 30, 2020, Mr. MacPhail voluntarily reduced his base salary by 25% in alignment with the temporary suspension of the Island Gold and Mulatos mines. As a result, his 2020 salary was reduced by, CAD$33,750 and this amount was donated to a registered charity.
(3)Effective April 7, 2022, Mr. MacPhail’s equity ownership requirement as an NEO is 2 times base salary.
(4) Share/equity holdings as at December 31, 2021.
(5)April 7, 2022 closing share price on NYSE.

Management Information Circular                                    PAGE -55-

John Fitzgerald, Vice President, Projects
Mr. Fitzgerald has over 30 years of experience in the mining sector and joined Alamos Gold on February 1, 2021. As Vice President of Projects, Mr. Fitzgerald will lead all engineering, procurement and construction activities for the Company’s development projects. Mr. Fitzgerald's 2021 bonus was based on performance against the corporate metrics and his 2021 achievements.

2021 Achievements	Compensation in US$(1)	2021 ($)	2020 ($)	2019 ($)
•Established project teams for both the Island Gold Phase III and Lynn Lake projects, including additions of key owner personnel •Executed key construction contract and supply agreements for Island Gold Phase III •Established EPCM groups for process and paste plants, and initiated engineering and procurement activities •Implemented process for identifying preferred equipment suppliers and construction contractors for Island Gold Phase III •Assisted with progressing Lynn Lake project environmental assessment and stakeholder relationships to support permitting, expected in H2-2022	Base Salary(3)	$248,648	N/A	N/A
Annual Incentive(4)	$271,112	N/A	N/A
Stock Options(5)	$334,279	N/A	N/A
Performance Share Units(5)	$339,689	N/A	N/A
Restricted Share Units	—	—	—
Total Direct Compensation	$1,193,728	N/A	N/A
Year over Year Change	N/A	N/A	N/A
2021 Pay Mix	Share Ownership - Mr. Fitzgerald exceeds the ownership requirement
Level Required(2)	Share/Equity Holdings(6)	Share Price at April 7, 2022(7) (US$)	Total Value (US$)	Multiple
2 times base salary	47,382	$8.52	$403,695	1.5x
(1)Reported compensation converted from CAD to US$ at the average annual exchange of CAD$1.00 = US$0.7978 (2021).
(2)Effective April 7, 2022, Mr. Fitzgerald's equity ownership requirement as an NEO is 2 times base salary however he has five years to achieve this requirement.
(3) Mr. Fitzgerald's 2021 base salary is prorated to reflect is February 1, 2021 start date.
(4) Mr. Fitzgerald's annual incentive includes a signing bonus of USD$125,654.
(5) Mr. Fitzgerald received a hire and annual LTIP grant in 2021.
(6) ) Share/equity holdings as at December 31, 2021.
(7) April 7, 2022 closing share price on NYSE.
Management Information Circular                                    PAGE -56-

Luis Chavez, Senior Vice President, Mexico
Dr. Luis Chavez has over 30 years of experience in the mining sector and joined Alamos Gold in the merger with AuRico Gold Inc. As Senior Vice President of Mexico, Dr. Chavez is responsible for government relations, regulatory affairs at the community, state and federal levels, land management and permitting matters in Mexico. Dr. Chavez’s 2021 bonus was based on performance against the corporate metrics and his 2021 achievements.
2021 Achievements	Compensation in US$ (1)	2021 ($)	2020 ($)	2019 ($)
•Implementation of new model of Community Relations in Mexico focused on community development in social, health, and educational programs •Progression of the power line project •Successful negotiations of land concessions to support exploration activities •Maintaining strong government relations in Mexico	Base Salary	$317,800	$310,000	$303,000
Annual Incentive	$165,863	$195,300	$188,799
Stock Options	$174,718	$120,872	$122,476
Performance Share Units	$177,792	$158,549	$122,476
Restricted Share Units	—	—	—
Total Direct Compensation	$836,173	$784,721	$736,751
Year over Year Change	7%	7%	4%
2021 Pay Mix	Share Ownership - Dr. Chavez exceeds the equity ownership requirement

21%
38%
21%
20%
Base Salary
Performance Bonus
PSUs
Options
62% of pay at risk

Level Required(2)	Share/Equity Holdings(3)	Share Price at April 7, 2022(4) (US$)	Total Value (US$)	Multiple
2 times base salary	156,816	$8.52	$1,336,072	4.2x
(1)Dr. Chavez is compensated in USD as per his employment agreement.
(2)Effective April 7, 2022, Mr. Chavez’s equity ownership requirement as an NEO is in excess of 2 times base salary.
(3) Share/equity holdings as at December 31, 2021.
(4) April 7, 2022 closing share price on NYSE.

Management Information Circular                                    PAGE -57-

Cost of Management Analysis
The table below shows the total compensation paid to our named executive officers as a percentage of revenue and EBITDA in the fiscal year 2021.

NEO Compensation (USD $mm)	Total Compensation as a Percentage of Financial Metrics
	Revenue	EBITDA(1)
$8.8	1.1%	2.2%
(1)EBITDA is a non-GAAP measure. See page 38 of the Company’s Management Discussion and Analysis for the year ended December 31, 2021.
Minimum Equity Ownership Requirements
On March 31, 2016, the Company adopted Minimum Equity Ownership Requirements for Directors and officers. On February 23, 2021, the Board of Directors approved increases to the Minimum Equity Ownership Requirements. The current requirements are stated below. Alamos non-executive Directors are required to own Common Shares or DSUs having an aggregate value equivalent to five (5) times their annual cash retainer, and the independent Chair of the Board of Directors is required to own four (4) times the annual cash retainer. Directors are expected to achieve this threshold by the date that is the three-year anniversary of becoming a Director. The CEO is required to own Common Shares, PSUs or RSUs (vested or unvested) having an aggregate value equivalent to three (3) times his annual base salary. The remaining NEOs are required to own Alamos Common Shares, PSUs or RSUs (vested or unvested) having an aggregate value equivalent to two (2) times his or her annual base salary. Each of the other executive officers is required to own Common Shares, PSUs or RSUs (vested or unvested) having an aggregate value equivalent to his or her annual base salary. Officers are expected to gradually achieve these ownership levels over a period of five years from the date on which they became executive officers.
The Company values shares held by executives and Directors based on the greater between the cost of acquisition and the current fair market value.
Minimum Equity Ownership Requirements

Name	Required ownership as multiple of base salary/ retainer(1)	Required ownership as a value ($)(2)	PSUs Outstanding(3)(4) (US$)	DSUs Outstanding(3) (US$)	Personal Shareholdings(3) (US$)	Total Holdings (US$)	Share ownership as multiple of base salary/ retainer
John McCluskey	3.0x	$2,145,690	$3,085,722	-	$8,439,699	$11,525,421	16.1
Jamie Porter	2.0x	$884,024	$1,300,782	-	$1,014,425	$2,315,208	5.2
Peter MacPhail	2.0x	$884,024	$1,300,782	-	$1,199,974	$2,500,756	5.7
John Fitzgerald(5)	2.0x	$540,396	$377,462	-	$26,233	$403,695	1.5
Luis Chavez	2.0x	$635,600	$649,710	-	$686,363	$1,336,072	4.2
Paul Murphy	4.0x	$508,608	-	$1,802,755	$213,000	$2,015,755	15.9
Kenneth Stowe	5.0x	$278,145	-	$1,081,410	$25,560	$1,106,970	19.9
David Fleck	5.0x	$278,145	-	$1,139,601	$170,400	$1,310,001	23.5
David Gower	5.0x	$278,145	-	$1,081,410	$140,580	$1,221,990	22.0
Claire Kennedy	5.0x	$278,145	-	$1,038,784	$80,940	$1,119,724	20.1
Elaine Ellingham	5.0x	$278,145	-	$569,502	$298,200	$867,702	15.6
Robert Prichard	5.0x	$278,145	-	$652,734	$550,392	$1,203,126	21.6
Monique Mercier	5.0x	$278,145	-	$396,529	$143,519	$540,049	9.7
(1)Based on 2021 Board recommendation as at February 23, 2021.
(2)Required ownership based on 2021 base salary/retainer in USD converted at the closing share price and fx rate on April 7, 2022 of CAD$1.00 = US$0.7947.
(3)Value based on number of outstanding vested or not vested units as at December 31, 2021 multiplied by the closing price of the Common Shares on the NYSE at April 7, 2022 of USD$8.52.
(4) An assumed performance factor of 100% was applied to the PSUs.
(5) Mr. Fitzgerald has five (5) years to achieve the required ownership value.

Management Information Circular                                    PAGE -58-

Managing Compensation-Related Risk
The Board and the HRC have an active role in risk oversight regarding the Company’s compensation policies and practices. They consider all factors related to an executive’s performance and regularly assess, as part of their respective deliberations, the risk implications of the Company’s compensation policies and practices, including the potential for any inappropriate or excessive risk-taking by its executive officers, in determining compensation. The Company uses the following practices to discourage inappropriate or excessive risk-taking by Directors and executive officers:
•The HRC avoids compensation policies which encourage excessive risk taking, such as compensation policies that allow pay out before the risks associated with the performance are likely to materialize, and policies that do not include regulatory compliance and risk management as part of their performance metrics. In the HRC’s view, compensation outcomes must be symmetric with risk outcomes. Variable compensation for senior executives is considered more risk-aligned when it is deferred. Specifically, the payout for the executive should be deferred until the long-term impact of the action that is taken can be assessed and determined.
•Other than in the case of the CEO whose incentive compensation award is based sole on achievement of corporate objectives, incentive compensation awards are based upon achievement of both corporate and individual objectives, and are not inordinately weighted to any single metric, which in the Company’s view could be distortive. Compensation packages consist of an appropriate mix of fixed and performance-based compensation, with short and long-term performance conditions.
Each Director and executive officer of the Company is required to comply with the minimum equity ownership requirements of the Company (see “Minimum Equity Ownership Requirements”).
•The HRC has discretion in assessing the annual incentive awards paid to executive officers of the Company, based on both individual and corporate performance.
•The long-term incentives available to executives are subject to vesting provisions, such that the interests of grantees remain aligned with those of shareholders for a longer period, including with respect to the impact of their decisions on the Company’s share price performance.
•The Board has adopted an Executive Compensation Claw-back Policy concerning awards made under the Company's incentive plans. Under this policy, which applies to all executives, the Board may, in its sole discretion, to the full extent permitted by governing laws and to the extent it determines that it is in the Company’s best interest to do so, require reimbursement of all or a portion of incentive compensation received by an executive in certain circumstances. Specifically, the Board may seek reimbursement of full or partial compensation from an executive or former executive officer in situations where:
◦the amount of incentive compensation received by the executive or former executive officer was calculated based upon, or contingent on, the achievement of certain financial results that were subsequently the subject of, or affected by, a restatement of all or a portion of the Company's financial statements;
◦the executive officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and
◦the incentive compensation payment received would have been lower had the financial results been properly reported.
•The Company’s Insider Trading Policy prohibits Directors, officers, employees or any other or person retained by the Company or any of its subsidiaries to: (a) engage in hedging transactions with respect to securities in the Company; (b) hold securities of the Company in margin accounts; or, (c) pledge securities of the Company as collateral.
Management Information Circular                                    PAGE -59-

Summary of Compensation
The following table is a summary of compensation paid to the NEOs for the financial years ended December 31, 2021, 2020, and 2019. All figures are in United States dollars unless otherwise indicated. 2021 Compensation earned in Canadian dollars has been converted into United States dollars at the average 2021 exchange rate of CAD$1.00 = US$0.7978.

Name	Year	Salary US$	Share-based Awards (1) (US$)	Option-based Awards (2) (US$)	Annual Non-Equity Incentive (US$)	Pension(8) (US$)	All Other Compensation (US$)	Total Compensation (US$)
John McCluskey(3) President and Chief Executive Officer	2021	$718,020	$829,694	$815,352	$762,896	$177,710	$65,998	$3,369,670
	2020	$612,035	$783,407	$557,870	$897,652	$186,059	$60,166	$3,097,189
	2019	$640,645	$565,275	$565,275	$862,469	$180,374	$66,291	$2,880,329
Jamie Porter(4) Chief Financial Officer	2021	$443,736	$355,583	$349,436	$393,816	$100,506	$26,669	$1,669,747
	2020	$377,713	$317,092	$241,742	$462,321	$103,826	$23,920	$1,526,614
	2019	$395,693	$244,953	$244,953	$443,274	$100,676	$27,434	$1,456,983
Peter MacPhail(5) Chief Operating Officer	2021	$443,736	$355,583	$349,436	$360,536	$96,513	$27,609	$1,633,414
	2020	$377,713	$317,092	$241,742	$462,321	$103,826	$24,843	$1,527,537
	2019	$395,693	$244,953	$244,953	$418,544	$97,708	$28,529	$1,430,380
John Fitzgerald(6) Vice President, Projects	2021	$248,648	$339,689	$334,279	$271,112	$47,293	$16,915	$1,257,936
	2020	$0	$0	$0	$0	$0	$0	$0
	2019	$0	$0	$0	$0	$0	$0	$0
Luis Chavez(7) Senior Vice President, Mexico	2021	$317,800	$177,792	$174,718	$165,863	$0	$41,568	$877,741
	2020	$310,000	$158,549	$120,872	$195,300	$0	$40,969	$825,690
	2019	$303,000	$122,476	$122,476	$188,799	$0	$50,791	$787,542
(1)In 2019, 2020, and 2021 NEOs were granted PSUs. These amounts were calculated by multiplying the number of PSUs granted by CAD $9.34 (2021), CAD $8.25 (2020), and $6.58 (2019), being the “Market Price” of the Common Shares on grant date as provided for in the LTIP.
(2)The grant date fair value of option-based awards for 2021 was calculated using a Black-Scholes option pricing model, applying the following key inputs:

	Minimum	Maximum
Risk-free rate	0.24%	1.16%
Expected dividend yield	0.98%	1.31%
Expected stock price volatility	53%	64%
Expected option life, based on terms of the grants (months)	30	84
Option pricing models require the input of highly subjective assumptions, particularly as to the expected volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and, therefore, it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants. The Company uses an option-pricing model because there is no market for which employee stock options may be freely traded. Readers are cautioned not to assume that the value derived from the model is the value that an employee might receive if the stock options were freely traded, nor assume that these amounts are the same as those reported for by the employee as income received for tax purposes.
(3)Mr. McCluskey received a salary increase effective January 1, 2021 from CAD$875,000 to CAD$900,000. "All Other Compensation” in 2021 includes a club dues allowance, executive supplemental medical health coverage, and value of the employer match of his share purchases under the ESPP. His pension is the notional value of his annual SERP credit which is 12% of his base salary and annual bonus plus investment gains.
(4)Mr. Porter received a salary increase effective January 1, 2021 from CAD$540,000 to CAD$556,200 based on his performance and salary relative to market. “All Other Compensation” in 2021 includes executive supplemental medical health coverage and value of the employer match of his share purchases under the ESPP. His pension is the notional value of his annual SERP credit which is 12% of his base salary and annual bonus plus investment gains.
(5)Mr. MacPhail received a salary increase effective January 1, 2021 from CAD$540,000 to CAD$556,200 based on his performance and salary relative to market. “All Other Compensation” in 2021 includes executive supplemental medical health coverage, parking fees, and the value of the employer match of his share purchases under the ESPP. His pension is the notional value of his annual SERP credit which is 12% of his base salary and annual bonus plus investment gains.
(6)Mr. Fitzgerald joined the Company on February 1, 2021 with a salary of CAD$340,000. He received a signing bonus of CAD$157,500 which has been included in his Annual Non-equity Incentive. He also received a hire grant of stock options and PSUs which have been included in the Share-based and Option-based Awards section of the table. “All Other Compensation” in 2021 includes enhanced medical health coverage and the value of the employer match of his share purchases under the ESPP.
(7)Dr. Chavez received a salary increase effective January 1, 2021 from USD$310,000 to USD$317,800. “All Other Compensation” in 2021 includes enhanced medical health coverage and the value of the employer match of his share purchases under the ESPP.
(8)Values reported are the employer contributions. Investment income details are reported in the SERP Summary table.

Management Information Circular                                    PAGE -60-

CEO Compensation
The table below outlines key metrics with respect to CEO total compensation. The differential between the CEO total compensation and the next highest NEO in 2021 was 2.0 times, consistent with 2020 at 2.0 times. This differential reflects the level of responsibility of the CEO.
CEO Disclosed vs. Realizable Pay
As part of our assessment of the effectiveness of our compensation program and its alignment to the principle of pay for performance, the HRC reviews “lookback” analysis to ensure compensation outcomes are reasonable considering performance. Specifically, the HRC compares the relationship between the CEO’s disclosed pay and “realizable” pay to our total shareholder return. Disclosed pay captures the intended value of compensation awarded at grant date value, while realizable pay measures the actual value of compensation earned by taking into consideration the current share price (measured as of December 31, 2021).

Disclosed Pay captures the grant date value of compensation awarded each year between 2017 and 2021, equal to what is reported in the Summary Compensation Table but in CAD to negate any exchange rate impact. This includes salary + bonus paid + grant date fair market value of share and option-based awards for each year.

Realizable Pay includes compensation paid out (salary + bonus paid each year + the realized gains from exercising options granted from each of the years 2017-2021 + the actual payout value of PSUs granted during this period) and the market value of unrealized compensation (the market value of unvested PSUs + in-the-money value of unexercised 2017-2021 options based on Alamos’ share price as at December 31, 2021).

As shown below, CEO realizable pay falls below disclosed pay for 2017, 2020, and 2021, while realizable pay is above disclosed pay for 2018 and 2019 due to changes to the market value of unrealized compensation.

CEO Disclosed vs. Realizable Pay
President and CEO Total Direct Compensation ($CAD)
$5,000,000
$4,500,000
$4,000,000
$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
80%
60%
40%
20%
0%
-20%
-40%
-60%
Total Shareholder Return
2017
2018
2019
2020
2021
Disclosed Compensation
Compensation Paid Out
Market Value of Unrealized Compensation
Alamos Gold Inc. (AGI.TO)
S&P/TSX Global Gold Index

Notes:
• Disclosed Pay captures the grant date value of compensation awarded each year between 2017 and 2021, equal to what is reported in the Summary Compensation Table but in CAD to negate any exchange rate impact. This includes salary + bonus paid + grant date fair market value of share and option-based awards for each year.
• Realizable Pay includes salary + bonus paid each year, + the realized gains from exercising options granted from each of the years 2017-2021 + the actual payout value of PSUs granted during this period, + the unrealized portion (the market value of unvested PSUs + in-the-money value of unexercised 2017-2021 options based on the Company’s share price as at December 31, 2021).
Management Information Circular                                    PAGE -61-

Outstanding Share-based Awards and Option-based Awards
The following tables set out the outstanding option-based and share-based awards (PSUs) held by the NEOs as at December 31, 2021. Values are in United States dollars converted at year-end rate for 2021 of CAD$1.00 = US$0.7874 for unexercised value.

Name	Option-based Awards
	Number of securities underlying unexercised options	Option exercise price (CAD$)	Option expiration date (dd/mm/yyyy)	Value of unexercised in-the-money options (1) (US$)
John McCluskey	350,000	$3.75	18-Jan-23	$1,648,028
	162,791	$9.62	06-Mar-24	$14,100
	292,300	$6.56	05-Mar-25	$729,598
	250,000	$6.58	13-Mar-26	$620,078
	228,659	$7.63	09-Jan-27	$378,097
	280,000	$9.34	08-Mar-28	$85,984
Jamie Porter	63,953	$9.62	06-Mar-24	$5,539
	125,900	$6.56	05-Mar-25	$314,254
	108,333	$6.58	13-Mar-26	$268,699
	99,085	$7.63	09-Jan-27	$163,841
	120,000	$9.34	08-Mar-28	$36,850
Peter MacPhail	10,000	$3.75	18-Jan-23	$47,087
	63,953	$9.62	06-Mar-24	$5,539
	67,400	$6.56	05-Mar-25	$168,234
	108,333	$6.58	13-Mar-26	$268,699
	99,085	$7.63	09-Jan-27	$163,841
	120,000	$9.34	08-Mar-28	$36,850
John Fitzgerald	45,147	$10.27	01-Feb-28	$—
	60,000	$9.34	08-Mar-28	$18,425
Luis Chavez	31,977	$9.62	06-Mar-24	$2,770
	26,500	$6.56	05-Mar-25	$66,146
	54,167	$6.58	13-Mar-26	$134,351
	49,453	$7.63	09-Jan-27	$81,773
	60,000	$9.34	08-Mar-28	$18,425
(1)Calculation based on the closing price of the Common Shares on the TSX at December 31, 2021 of CAD$9.73 and includes both vested and unvested stock options.

Name	Share-based Awards
	Number of Unvested PSUs	Number of Vested PSUs	Market or Payout Value of PSUs that have not Vested (US$)(1)(2)	Market or Payout Value of Vested PSUs not Paid Out or Distributed (US$)
John McCluskey	362,173	-	$2,774,752	-
Jamie Porter	152,676	-	$1,169,709	-
Peter MacPhail	152,676	-	$1,169,709	-
John Fitzgerald	44,303	-	$339,421	-
Luis Chavez	76,338	-	$584,855	-
(1)Calculation based on the closing price of the Common Shares on the TSX at December 31, 2021 of CAD$9.73.
(2)PSUs valued based on assumption of 100% performance vesting.
Management Information Circular                                    PAGE -62-

Value Vested or Earned During Year
The following table sets out the value vested or earned for all incentive plan awards held by NEOs during the year ended December 31, 2021. Values are in United States dollars converted at the average rate for 2021 of CAD$1.00 = US$0.7978 for vested amounts. The value vested for option-based awards is calculated as the difference between the share price and the exercise price on the date of vesting multiplied by the number of vested option-based awards. The value for share-based awards is equal to the share price on the vesting date multiplied by the number of vested share-based awards.

Name	Value Vested Option-based Awards during the year (US$)	Value vested Share-based Awards during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
John A. McCluskey	$670,477	$858,756	$762,896
Jamie Porter	$291,162	$371,902	$393,816
Peter MacPhail	$291,162	$371,902	$360,536
John Fitzgerald	$—	$—	$271,112
Luis Chavez	$135,265	$185,948	$165,863
Gains Realized on Stock Options, Restricted Share Units, and Performance Share Units Exercised by NEOs in 2021
The table below summarizes the realized gains on stock options exercised by NEOs in 2021:

Name	Gains Realized on Stock Options (US$)	Gains Realized on Restricted Share Units (US$)	Gains Realized on Performance Share Units (US$)(1)
John McCluskey	$—	—	$723,629
Jamie Porter(2)	$121,016	—	$313,383
Peter MacPhail(3)	$70,349	—	$313,383
John Fitzgerald	$—	—	$—
Luis Chavez	$—	—	$156,689
(1)Paid 85% of vested units on March 5, 2021; paid in CAD and converted to US$ at exchange rate on that date of CAD$1.00 = US$0.7909.
(2)Mr. Porter exercised 20,000 stock options on May 17, 2021 which were settled in cash and converted to US$ at exchange rate on that date of CAD$1.00 = US$0.8277.
(3)Mr. MacPhail exercised 20,000 stock options; 10,000 each on May 7, 2021 and May 18, 2021 which were settled in cash and converted to US$ at exchange rates on the respective dates of US$0.8226 and US$0.8298.

Stock Option Re-pricing
No stock options held by the NEOs are permitted to be nor were re-priced downward during the Company’s most recently completed financial year ended December 31, 2021.
Termination and Resignation for Good Reason
As at December 31, 2020, the Company had employment agreements with each of the NEOs, as detailed below.
For our CEO, CFO and COO, the term of their employment agreements is indefinite. If they are terminated without cause (“Not for Cause”), they are entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment equal to 24 months’ base salary, an annual incentive fee equal to 24 months (based on the average of the annual incentive fee for the three years prior to the date of termination), 24 months of the then current value of the benefits (including health, dental, AD&D, LTD, life insurance, critical illness and annual health membership), a pro-rata amount of the annual incentive fee for the current year to the date of termination based on the average of the annual incentive amount received for the three (3) years prior to the date of termination and immediate vesting of all outstanding stock options, SERP, PSUs, and RSUs. Their amended and restated employment agreements do not include a change of control clause but rather include a Not for Cause clause and resignation for good reason (“Resignation for Good Reason”) clause allowing each to resign within 60 days of learning of a decrease in base salary other than when there is the same uniform percentage decrease in the base pay of all executives, an assignment of duties materially inconsistent in any respect of their position, authority, duties or responsibilities, a Board decision to change the reporting location to more than 50 kilometers from the current location or any
Management Information Circular                                    PAGE -63-

other change in compensation and benefits or working conditions that may have otherwise constituted constructive dismissal. Upon Resignation for Good Reason the executive would receive the same payments as due to them if they were terminated Not for Cause.
For all other executives, the term of their employment agreements is indefinite. If they are terminated Not for Cause, they are entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment equal to 18 months’ base salary, an annual incentive fee equal to 18 months (based on the average of the annual incentive fee for the three (3) years prior to the date of termination), 18 months of the then current value of the benefits (including health, dental, AD&D, LTD, life insurance, critical illness and annual health membership), a pro-rata amount of the annual incentive fee for the current year to the date of termination based on the average of the annual incentive amount received for the three years prior to the date of termination and immediate vesting of all outstanding stock options, SERP, PSUs, and RSUs. Their amended and restated employment agreements do not include a change of control clause but rather include a Not for Cause clause as described above and a Resignation for Good Reason clause allowing each to resign within 60 days of learning of a decrease in base salary other than when there is the same uniform percentage decrease in the base pay of all executives, an assignment of duties materially inconsistent in any respect of their position, authority, duties or responsibilities, a Board decision to change the reporting location to more than 50 kilometers from the current location or any other change in compensation and benefits or working conditions that may have otherwise constituted constructive dismissal. Upon Resignation for Good Reason the executive would receive the same payments as due to them if they were terminated Not for Cause.
John A. McCluskey, President and CEO
Mr. John A. McCluskey acts as President and CEO of the Company pursuant to an amended and restated employment agreement with the Company effective July 3, 2015. He is entitled to an annual base salary of CAD$900,000 effective January 1, 2021 payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in the corporate office. As an officer, he also receives annually an additional CAD$2,500 medical benefit allowance as part of an executive medical plan established in 2010 and increased in 2021. Mr. McCluskey also has an annual medical benefit with a private health care provider valued at CAD$4,890 per annum. He also receives an annual club membership and other expenses allowance of CAD$30,000. His compensation is reviewed annually by the Board and may be increased at the Board’s discretion each year. Mr. McCluskey is also eligible for a discretionary annual cash bonus. Mr. McCluskey is entitled to 28 calendar days of paid vacation each year. Mr. McCluskey participates in the Company’s ESPP.
Jamie Porter, CFO
Mr. Jamie Porter acts as CFO of the Company pursuant to an amended and restated employment agreement with the Company effective July 3, 2015. He is entitled to an annual base salary of CAD$556,000 effective January 1, 2021 payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in Canada. As an officer, he also receives an annual benefit allowance of CAD$2,500 as part of an executive medical plan established in 2010 and increased in 2021. Mr. Porter also has an annual medical benefit with a private health care provider valued at CAD$3,040 per annum. His compensation is reviewed annually by the CEO and the Board and may be changed at its discretion each year. Mr. Porter is also eligible for a discretionary annual cash bonus. Mr. Porter is entitled to 25 days of paid vacation each year. Mr. Porter participates in the Company’s ESPP.
Management Information Circular                                    PAGE -64-

Peter MacPhail, COO
Mr. Peter MacPhail acts as COO of the Company pursuant to an amended and restated employment agreement with the Company effective July 3, 2015. He is entitled to an annual base salary of CAD$556,000 effective January 1, 2021 payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in Canada. As an officer, he also receives an annual benefit allowance of CAD$2,500 as part of an executive medical plan established in 2010 and increased in 2021. Mr. MacPhail also has an annual medical benefit with a private health care provider valued at CAD$2,885 per annum. His compensation is reviewed annually by the CEO and the Board and may be changed at its discretion each year. Mr. MacPhail is also eligible for a discretionary annual cash bonus. Mr. MacPhail is entitled to 25 days of paid vacation each year. Mr. MacPhail participates in the Company’s ESPP.
John Fitzgerald, Vice President, Projects
Mr. John Fitzgerald acts as Vice President, Projects of the Company pursuant to an employment agreement with the Company effective February 1, 2021. He is entitled to an annual base salary of CAD$340,000 payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in Canada. As an officer, he also receives an annual benefit allowance of CAD$2,500 as part of an executive medical plan established in 2010 and increased in 2021. Mr. Fitzgerald also has an annual medical benefit with a private health care provider valued at CAD$3,040 per annum. In addition, His compensation is reviewed annually by the CEO and the Board and may be changed at its discretion each year. Mr. Fitzgerald is also eligible for a discretionary annual cash bonus. Mr. Fitzgerald is entitled to 20 days of paid vacation each full year. Mr. Fitzgerald participates in the Company’s ESPP.
Luis Chavez, Senior Vice President, Mexico
Dr. Luis Chavez acts as Senior Vice President, Mexico of the Company pursuant to an amended and restated employment agreement with the Company effective July 3, 2015. He is entitled to an annual base salary of US$317,800 effective January 1, 2021 payable in equal semi-monthly installments. In addition, he participates in the Company’s medical and dental benefit program offered to all its employees in Mexico. His compensation is reviewed annually by the CEO and the Board and may be changed at its discretion each year. Dr. Chavez is also eligible for a discretionary annual cash bonus. Dr. Chavez is entitled to 20 days of paid vacation each year. Dr. Chavez participates in the Company’s ESPP.
Payments on Termination Not for Cause
In the case of a termination Not for Cause or Resignation for Good Reason, the following payments would be made to the NEOs as at December 31, 2021 and presented in United States dollars converted at the year-end 2021 exchange rate of CAD$1.00=US$0.7874 and based upon year end share price of CAD$9.73:

Name	Base Fee (US$)	3-Year Average Bonus (US$)	Benefits (US$)	SERP (US$)	Option-based Awards (US$)	Share-based Awards (US$)	Total (US$)(1)
John McCluskey	$1,417,320	$1,538,350	$12,165	$1,954,762	$3,475,884	$2,774,752	$11,173,233
Jamie Porter	$875,904	$893,126	$8,848	$904,000	$789,184	$1,169,709	$4,640,771
Peter MacPhail	$875,904	$854,005	$8,480	$1,040,368	$690,251	$1,169,709	$4,638,717
John Fitzgerald	$401,574	$215,344	$6,636	$47,993	$18,425	$339,421	$1,029,393
Luis Chavez	$476,700	$274,981	$38,517	$0	$303,464	$584,855	$1,678,517
(1)Value calculated in accordance with termination provision of individual employment agreement and based on value of all non-vested option awards and all vested and non-vested share-based awards as at December 31, 2021.
Management Information Circular                                    PAGE -65-

Report on Director Compensation
Effective January 1, 2021, annual Director fees are paid to non-employee Directors as follows:

Position	Fees (1) (US$)
Chair of the Board	$127,648
Board Member	$55,846
Audit Committee Chair	$23,934
Technical and Sustainability Committee Chair	$18,349
Human Resources Committee Chair	$18,349
Corporate Governance and Nominating Committee Chair	$18,349
Public Affairs Committee Chair	$18,349
Member - Audit Committee	$11,967
Member - Technical and Sustainability Committee	$11,967
Member - Human Resources Committee	$7,978
Member - Corporate Governance and Nominating Committee	$7,978
Member - Public Affairs Committee	$7,978
(1)Values are in United States dollars converted at the average rate for 2021 of CAD$1.00 = US$0.7978.
The Board reviewed and approved Director compensation - annual retainer for the Chair and Board members, committee chair and member fees on February 23, 2021. On the recommendation of the CEO, the Board approved a $7,000 increase in the Audit Committee Chair retainer to $30,000. There were no other changes to Director fees.
Directors are not paid meeting attendance fees. Mr. McCluskey, who is an officer of the Company, does not receive any fees for serving as a Director.
During the financial year ended December 31, 2021, the independent Directors received the following compensation for services provided to the Company. Fees earned and share-based awards amounts that have been paid in Canadian dollars have been converted into United States dollars at the average rate for 2021 of CAD$1.00 = US$0.7978.

Name	Fees Earned	Share-Based Awards - Incentive Plan Compensation(1)	All Other Compensation	Total Compensation
Paul Murphy	$127,648	$165,934	—	$293,582
Elaine Ellingham	$75,791	$107,857	—	$183,648
David Fleck	$86,162	$107,857	—	$194,019
David Gower	$86,162	$107,857	—	$194,019
Claire Kennedy	$95,736	$107,857	—	$203,593
Monique Mercier	$79,780	$107,857	—	$187,637
Robert Prichard(2)	$90,151	$107,857	—	$198,008
Ronald Smith(3)	$32,671	$107,857	—	$140,528
Kenneth G. Stowe	$86,162	$107,857	—	$194,019
(1)Represents the “Value Vested During Year”. In 2021, the only form of share-based awards granted to Directors were DSUs, which vest immediately on grant and were valued at CAD$9.08 being the “Market Price” of the Common Shares on grant date as provided for in the LTIP.
(2)Mr. Prichard has elected to receive his fees in DSUs.
(3)Mr. Smith did not stand for re-election at the May 27, 2021 Annual Meeting of Shareholders.
Management Information Circular                                    PAGE -66-

Outstanding DSU Awards
Non-executive Directors may receive a portion or all of their Director’s compensation as DSUs, which represents an investment by Directors in Alamos similar to share ownership. Each Director may elect to receive all of their Director fees as DSUs. The intention of granting DSUs is to further align the interests of Directors with those of shareholders. In addition, while serving as a Director, DSUs cannot be paid out. DSUs are paid in full to the Director following termination of Board service. Each DSU vests immediately and represents the right of the Director to receive, after termination of all positions with Alamos, the market value of the DSUs equal to the volume-weighted average trading price of Alamos shares on the TSX for the five trading days immediately preceding the payout date (for DSUs granted under the Company’s Deferred Share Unit Plan) or after the date on which the Director ceases to hold all positions with the Company (for DSUs granted under the LTIP) and as of the Redemption Date (which is up to three (3) dates as elected by the Participant before December 31st of the year following departure).
The HRC, in consultation with outside consultants and management, make recommendations on the grant of additional DSUs to the Board for their final approval. Director grants are determined through a discretionary review of the Company’s peer group ensuring that our practices are competitive and current. Awards are paid in alignment with the Company’s overall compensation strategy to target compensation for its Directors at median of the Company’s peer group.
All incoming Directors receive an initial grant of DSUs at a value of approximately CAD$100,000 at the time of grant. The following table sets out the outstanding DSUs held by the non-executive Directors as at December 31, 2021. Values are in United States dollars converted at the year-end rate of CAD$1.00 = US$0.7874 for unexercised value:

Name	DSUs Outstanding and Vested	Market Value Of Vested DSUs(1) Not Paid Out (US$)
Paul Murphy	211,908	$1,623,515
Elaine Ellingham	66,929	$512,772
David Fleck	133,965	$1,026,362
David Gower	127,115	$973,877
Claire Kennedy	122,104	$935,486
Monique Mercier	46,594	$356,978
Robert Prichard(2)	75,698	$579,949
Ronald Smith(3)	—	$—
Kenneth Stowe	127,115	$973,877
(1)Calculation based on the closing price of the Common Shares on the TSX at December 31, 2021 of CAD$9.73.
(2) Mr. Prichard elected to take the value of his 2021 retainer in DSUs. The DSUs reported in the above table are those awarded annually and those taken in lieu of a cash retainer.
(3)Mr. Smith did not stand for re-election at the May 27, 2021 AGM and his last DSUs were exercised and paid in November 2021.
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The Role of the Board of Directors
The primary responsibility of the Board is to provide governance and stewardship to the Company. Each of the members of the Board is required to exercise their business judgment in a manner consistent with their fiduciary duties. In particular, Directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board oversees the Company’s systems of corporate governance and financial reporting and controls to ensure that the Company reports adequate and fair financial information to shareholders and engages in ethical and legal corporate conduct. Its goal is to ensure that Alamos continues to operate as a successful business, and to optimize financial returns to increase the Company’s value over time while effectively managing the risks confronting the organization. The Board has adopted a formal mandate setting out the role and responsibilities of the Board, a copy of which is attached as Schedule “A” to this Circular.
Management Information Circular                                    PAGE -67-

The independent Directors meet in the absence of the non-independent Director at each meeting of the Board. The sessions are presided over by the Company’s independent Chair. Any issues addressed at the in-camera sessions requiring action on behalf of, or communication to, management are communicated to management by the independent Directors.
The Board has also adopted written position descriptions for the Chair of the Board and the CEO to delineate their respective roles and responsibilities. The responsibilities of the Chair of the Board include providing overall leadership to enhance the effectiveness of the Board; assisting the Board, Board committees and the individual Directors in effectively understanding and discharging their respective duties and responsibilities; overseeing all aspects of the Board and Board committees functions to ensure compliance with the Company’s corporate governance practices; acting as an adviser to the CEO and other senior officers; and fostering ethical and responsible decision making by the Board and its individual members. The Chair of the Board is also required to coordinate and preside at all meetings of the Board and shareholders, in each case to ensure compliance with applicable law and the Company’s corporate governance practices.
The CEO is to be the leader of an effective and cohesive management team for the Company, set the tone for the Company by exemplifying consistent values of high ethical standards and fairness, lead the Company in defining its vision, be the main spokesperson for the Company and ensure that the Company achieves its strategic objectives. The CEO works with, and is accountable to, the Board with due regard to the Board’s requirement to be informed and independent.
It is expected that each Director must be able to devote sufficient time to discharge their responsibilities effectively. To facilitate this, the Board has adopted a policy limiting the number of boards considered appropriate for Directors, having regard to whether they are independent Directors or members of management. Specifically, in the case of the CEO, he shall not sit on more than two outside public company boards in addition to that of the Company, and in the case of a non-management Director, he or she shall not sit on more than five outside public company boards in addition to that of the Company. As of the date of this Circular, all of the Directors of the Company are in compliance with this policy of the Board.
Director Independence
Eight of the Company’s nine Director are “independent” within the meaning of National Instrument 58-101 (Disclosure of Corporate Governance Practices) (“NI 58-101”) and one is not independent. John McCluskey is not an independent Director because of his position as President and CEO of the Company. The current Chair of the Board, Paul Murphy, is an independent Director and is not involved in day-to-day operations of the Company. In the event a Chair was selected that was not independent, the Board, in accordance with the Board of Directors Mandate, will designate one of the independent Directors as the lead Director.
The Board is responsible for determining whether each Director is an independent Director. In 2015 the Board adopted a Director Independence Policy which assists the Board in determining whether a Director is independent within the meaning of NI 58‐101 and National Policy 58‐201 (Corporate Governance Guidelines) and the New York Stock Exchange corporate governance rules.
This policy also requires each Director who has been determined to be independent to notify the Chair of the CGNC, as soon as reasonably practicable, in the event that such Director’s personal circumstances change in a manner that may affect the Board’s determination of whether such Director is independent.
The Board believes that it should be comprised of directors that are to the greatest extent possible free from actual, perceived or potential conflicts of interest. The Board of Directors Mandate includes that when a Director’s principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board (determined by reference to factors such as country of principal residence, industry affiliation, etc.) that Director should tender a letter of proposed resignation to the Chair of the CGNC. The CGNC will review the Director’s continuation on the Board and recommend to the Board whether, in light of the circumstances, the Board should accept the proposed resignation or request that the Director continue to serve.
Many of our Directors sit on the boards of directors of other issuers. This information is listed under each Director profile in the Election of Directors section starting on page 11. As of April 7, 2022, no members of our Board served together on the boards (or board committees) of other public companies.
Management Information Circular                                    PAGE -68-

Attendance Record in 2021 for Directors
The table below summarizes the number of Board and committee meetings attended by each Director during 2021. The Director’s attendance records are also included in the Director profiles above. Each Director attended 100% of the Board meetings and committee meetings (during which time they were a member) from January 1, 2021 to December 31, 2021, with the exception of Ronald Smith who attended 50% of the Board meetings to which he was a member of and Elaine Ellingham who attended 80% of the Technical and Sustainability Committee meetings to which she was a member of. Ronald Smith did not stand for re-election at the Annual Meeting of Shareholders on May 27, 2021.
In-camera sessions without management present are held at each meeting of the Board and committee meetings.

Board/Committee	Number of Meetings
Board of Directors	7 meetings
Audit Committee	4 meetings
Human Resources Committee	4 meetings
Corporate Governance and Nominating Committee	5 meetings
Technical and Sustainability Committee	5 meetings
Public Affairs Committee	4 meeting

Director	Board	Audit Committee	Human Resources Committee	Corporate Governance and Nominating Committee	Technical and Sustainability Committee	Public Affairs Committee	Overall Attendance
Elaine Ellingham	7 of 7	2 of 2(2)	2 of 2(6)	-	4 of 5	-	93%
David Fleck	7 of 7	4 of 4	-	5 of 5*	-	-	100%
David Gower	7 of 7	-	4 of 4*	-	5 of 5	-	100%
Claire Kennedy	7 of 7	2 of 2*(3)	2 of 2(7)	5 of 5	-	4 of 4	100%
John A. McCluskey	7 of 7	-	-	-	-	-	100%
Monique Mercier	7 of 7	-	4 of 4	5 of 5	-	4 of 4	100%
Paul Murphy	7 of 7*	2 of 2(4)	-	2 of 2(8)	-	-	100%
J Robert S Prichard	7 of 7	-	4 of 4	5 of 5	-	4 of 4*	100%
Ronald Smith	2 of 4(1)	2 of 2*(5)	-	-	-	-	67%
Kenneth Stowe	7 of 7	4 of 4	-	-	5 of 5*	-	100%
*Chair of the Board/committee, as applicable.
(1) Mr. Smith did not stand for re-election at the Annual Meeting of Shareholders on May 27, 2021 and therefore was only present at Board meetings that took place prior to that date.
(2) Ms. Ellingham attended all Audit Committee meetings that took place while she was a member of this Committee.
(3) Ms. Kennedy attended all Audit Committee meetings that took place while she was a member of this Committee.
(4) Mr. Murphy attended all Audit Committee meetings that took place while he was a member of this Committee.
(5) Mr. Smith did not stand for re-election at the Annual Meeting of Shareholders on May 27, 2021 and therefore was only present at Audit Committee meetings that took place prior to that date.
(6) Ms. Ellingham attended all Human Resources Committee meetings that took place while she was a member of this Committee.
(7) Ms. Kennedy attended all Human Resources Committee meetings that took place while she was a member of this Committee.
(8) Mr. Murphy attended all Corporate Governance and Nominating Committee meetings that took place while he was a member of this Committee.

Management Information Circular                                    PAGE -69-

Ethical Business Conduct and Conflicts of Interest
The Alamos Code of Business Conduct and Ethics (the “Code”) requires high standards of professional and ethical conduct from our Directors. Alamos’ reputation for honesty and integrity is integral to the success of its business. No Director or employee will be permitted to achieve results through violations of laws or regulations, or through unscrupulous dealings. Alamos also seeks to ensure that its business practices are compatible with the economic and social priorities of each location in which it operates.
Although customs vary by country and standards of ethics may vary in different business environments, Alamos’ business activities shall always be conducted with honesty, integrity and accountability. The Code has been filed on and is accessible on SEDAR at www.sedar.com and on the Company’s website at www.alamosgold.com. In order to monitor compliance, the Board requires each officer and Director to certify on an annual basis their agreement and compliance with the Code. If any material waivers from the Code are granted to Directors or officers of the Company, the Board is required to disclose this in the ensuing quarterly or annual report on the finances of the Company. No waivers have been granted. Activities which may give rise to conflicts of interest are prohibited unless specifically approved by the Board or the Audit Committee. Each Director must disclose all actual or potential conflicts of interest to the Board or the Audit Committee and refrain from voting on all matters in which such Director has a conflict of interest. In addition, if a conflict of interest arises, the Director must excuse himself or herself from any discussion or decision on any matter in which the Director is precluded from voting as a result of a conflict of interest.
In addition to adopting the Code, the Board has adopted the Company’s Insider Trading Policy and Anti-Bribery, Anti-Corruption and Anti-Competition Policy in order to, among other things, encourage and promote a culture of ethical business conduct. The Company periodically holds information and training sessions for employees to ensure awareness of, and compliance with, applicable law, the Code and other internal policies.
Board Assessment
The entire Board evaluates the effectiveness of the Board, its committees and individual Directors on an annual basis. To facilitate this evaluation, the Board conducts a detailed annual self-assessment survey of its performance, consisting of a review of its mandate, the performance of each Board committee and the performance of individual Directors. The detailed survey includes both a self and peer review process for each individual Director, both with respect to the Board and its committees. Assessment of individual Board member effectiveness is the principal criteria for retention. Accordingly, the Company does not have a formal term limit or retirement age for Directors.
Board and Executive Management Succession Planning
The CGNC oversees executive management succession. Succession planning is discussed at each meeting of the CGNC. In 2018, the CGNC also commenced a multi-year Board succession planning exercise. This ongoing exercise is intended to identify the interest and availability of carefully selected and screened candidates for future openings on the Board.
Director Education
On November 8, 2016, the Board adopted a Director Education Policy. The Director Education Policy, provides, among other things, reimbursement of expenses for Director courses and self-study. A number of our Directors hold the ICD.D designation from the Institute of Corporate Directors and in connection with the same are required to maintain a certain minimum number of professional education hours. The Directors that are part of the Technical and Sustainability Committee have in the past regularly attended site visits. Due to the COVID-19 pandemic, all Director site visits were cancelled and did not resume until October 2021.
In January 2021 and May 2021, the Board attended a COVID-19 education sessions with the Company's external medical advisor, who discussed the COVID-19 pandemic generally and specific steps and initiatives taken to mitigate the impact of the same on the Company’s operations.
In June 2021, the Board attended a Cyber Security Awareness session with Ernst & Young LLP, who discussed the cyber threat landscape, how to minimize cyber security risk and cyber security risk governance leading practices, among others.
Management Information Circular                                    PAGE -70-

In October 2021, the Board and management attended a Gold Market Overview education session with BMO Capital Markets, who discussed commodity markets, inflation, gold price, gold supply and the effect of cryptocurrencies on the gold sector, among others.
In October 2021, the Board and management attended a Gold Economic Update education session with CIBC Capital Markets, who discussed the COVID-19 pandemic and its effect on the gold market, inflation, and the economic recovery of Canada.

In October 2021, the Technical and Sustainability Committee (with the exception of Ms. Ellingham) and the Board, conducted a site visit of the Young-Davidson mine site in Matachewan, Ontario.

In November 2021, the Technical and Sustainability Committee conducted a site visit of the Lynn Lake Project in Manitoba.

For purposes of orientation, all new Directors receive the governance policies of the Company, including Board policies, a record of public information about the Company, minutes from recent meetings of the Board and its committees and other relevant information. The Board is responsible for ensuring new nominees fully understand the time commitment required of them as a Director. Directors are also encouraged and afforded the opportunity to visit the Company’s operations and receive detailed briefings from management. As part of the continuing education of Directors, management makes regular presentations to the Board on specific aspects of the Company’s business. The Company also encourages Directors to attend, at the Company’s expense, conferences, seminars or courses on subjects related to their role on the Board or when appropriate, Board committees, including maintaining relevant professional designations.
Skills and Areas of Expertise
The CGNC, through the nomination and recruitment process as well as continuing education initiatives, seeks to ensure that the collective skill set of our Directors, including their business expertise and experience, meets the needs of the Company. The CGNC has developed a Skills Matrix setting out the skills and experience that are viewed as integral to Board effectiveness, which will be used to assess Board composition, to help with the Board’s ongoing development and to assist in recruiting new Directors in the future. The following table shows the number of Directors who have particular expertise according to the self-assessments which each of them completed in early 2022.

Management Information Circular                                    PAGE -71-

Self-Assessment of Skills and Expertise	Number of Alamos Directors with Expertise
Strategy and Leadership - Experience driving strategic direction and leading growth of an organization, preferably including the management of multiple significant projects, comfort with current principles of risk management and corporate governance.	9
Operations - Experience with a leading mining or resource company with operations expertise, including cultivating and maintaining a culture focused on safety, the environment and operational excellence.	5
Exploration - Experience managing and evaluating exploration projects, together with relevant expertise in exploration best practices, the geology of ore deposits, as well as resource and reserve evaluation methods.	4
Metals and Mining - Knowledge of the mining industry, market, international regulatory environment and stakeholder management.	6
Finance - Experience in the field of finance, investment and/or in mergers and acquisitions.	6
Government Affairs/Public Policy /Indigenous Relations - A thorough understanding of government affairs and relevant public policy considerations, including regarding jurisdictional risks for mine development and operations, and a thorough understanding of policies and best practices as regards to relations with Indigenous Peoples.	6
Human Resources - Experience in the oversight of significant, sustained succession planning and talent development and retention programs, including executive compensation, diversity, equity, and inclusion.	8
Accounting - Experience as a professional accountant, as a public company Audit Chair, CFO or CEO in corporate financial accounting and reporting; comfort working with basic financial reports; understanding of the key financial levels of the business.	4
International Business - Experience working in a major organization that carries on business in one or more international jurisdictions.	6
Environmental, Social and Governance (“ESG”) and Legal - Knowledge of ESG standards, corporate governance best practices and legal issues facing directors and operations of publicly listed entities.	8
Director Individual Skills and Expertise Matrix

Skills and Expertise	Elaine Ellingham	David Fleck	David Gower	Claire Kennedy	John McCluskey	Monique Mercier	Paul Murphy	Robert Prichard	Kenneth Stowe	Number of Alamos Directors with Expertise
Strategy and Leadership	X	X	X	X	X	X	X	X	X	9
Operations	X	-	X	-	X	-	X	-	X	5
Exploration	X	-	X	-	X	-	-	-	X	4
Metals and Mining	X	X	X	-	X	-	X	-	X	6
Finance	X	X	-	X	X	-	X	-	X	6
Government Affairs, Public Policy, Indigenous Relations	-	-	-	X	X	X	X	X	X	6
Human Resources	-	X	X	X	X	X	X	X	X	8
Accounting	-	X	-	X	-	-	X	-	X	4
International Business	-	X	X	-	X	X	X	-	X	6
Environmental, Social and Governance (“ESG”) and Legal	X	X	-	X	X	X	X	X	X	8

Management Information Circular                                    PAGE -72-

Board and Management Diversity
The independent members of the Board are currently comprised of 37.5% (3 of 8) women and the senior management team is comprised of 12.5% (2 of 16) women.
Diversity, including specifically gender diversity, promotes the inclusion of different perspectives, ideas and experiences, and ensures that Alamos has the opportunity to benefit from all available talent. The promotion of diversity makes business sense, helps maintain a competitive advantage, improves corporate governance and ensures that the Company better reflects its constituents. Diversity at the Company is also about the commitment to equality and treating all individuals with respect while also recognizing the value of diversity within our organization as a key value driver.
In 2016, the Board adopted a written Diversity Policy which requires the Board and relevant Board committees to put forward a diverse group of candidates, including women candidates, and shall, when identifying candidates to nominate for election to the Board or appointment as management:
•Consider candidates who are highly qualified based on business expertise, functional experience, knowledge, personal skills and character against objective criteria, having due regard to the benefits of diversity, the needs of the Board, the Company’s current and future plans and objectives, as well as anticipated regulatory developments;
•Consider criteria that promote diversity, including with regard to gender, ethnicity, age, national origin, disability, and sexual orientation or any other area of potential difference;
•Consider the level of representation of women on the Board and in Officer positions along with other markers of diversity when making recommendations for nominees to the Board or for appointment as management and in general with regard to succession planning for the Board and management; and
•When required, engage qualified independent external advisors to assist the Board in conducting its search for candidates who meet the foregoing criteria.
Recognizing the need for considered and effective progression in respect of the Diversity Policy, success will be measured based on, among other things, the relative increase in diversity on the Board and in senior management positions over a multi-year period.
In 2022, there are three female candidates that will stand for re-election to the Board out of a total of nine directors. No changes or additions to senior executive management or the Board were made or are currently being proposed for 2022. The Board has set a gender diversity objective for the Board of no less than 33% of independent Directors being female. The Company currently meets this objective.
We believe the ongoing process the Board is engaged in will identify and foster the development of suitable candidates for nominations or appointment and over time will achieve even greater gender diversity. We believe the foregoing also achieves the Board’s objective of making the Board better. The Vice President, Human Resources, along with the CGNC will periodically and at a minimum, annually, report to the Board on the implementation of the Company’s Diversity Policy.
Director Tenure
Rather than instituting a policy of defining fixed terms or mandatory retirement for Directors, the Board will continue working on making the Board better through an ongoing review of the performance of the Board as a whole; as well, individual Director performance. The following chart lists each of our current Directors standing for re-election (and nominees for the Board) and when they were first appointed to the Board of the Company (or each of the Company’s two predecessor companies). The Board believes the below data suggests an appropriate degree of turnover and renewal while maintaining Board continuity and knowledge.
Management Information Circular                                    PAGE -73-

Name	Approx. Years	First Appointment Date
Elaine Ellingham	4	May 7, 2018
David Fleck	8	March 10, 2014(1)
David Gower	13	May 19, 2009(2)
Claire Kennedy	6	November 10, 2015
John McCluskey (Founder)	25	July, 1996(3)
Paul Murphy	12	February 18, 2010(4)
Kenneth Stowe	10	September 26, 2011(5)
J. Robert S. Prichard	3	May 2, 2019
Monique Mercier	3	May 2, 2019
(1)Mr. Fleck, has been a director since July 2, 2015, before which he was a director of a predecessor to the company since March 10, 2014.
(2)Mr. Gower, has been a director since July 2, 2015, before which he was a director of a predecessor to the company since May 19, 2009.
(3)Mr. McCluskey, has been a director since July 2, 2015, before which he was a director of a predecessor to the company since July 1996.
(4)Mr. Murphy, has been a director since July 2, 2015, before which he was a director of a predecessor to the company since February 18, 2010.
(5)Mr. Stowe has been a director since July 2, 2015, before which he was a director of a predecessor to the company since September 26, 2011.
Strategic Planning
Management is responsible for developing and recommending the Company’s strategic plan for approval by the Board each year. The Board discusses strategic planning and related issues at each of its quarterly meetings, including the risks associated with various strategic alternatives. Management and the Board annually meet for separate and collective off-site strategy meetings. Management carries out periodic reviews of the Company’s strategic plan, based on its progress, and recommends annual corporate objectives, a budget and a long-term financial plan and presents these to the Board for approval. Management also makes presentations to the Board on strategic issues as needed throughout the year.
Risk Management
The Board, in accordance with its mandate, is responsible for the Company’s management of risk. The Alamos Risk Management Program has been developed by the Board as a systematic approach to identifying, assessing, reporting and managing significant risks facing the Company, both at the corporate and operations level. The program helps the Board identify and manage threats to achievement of the Company’s corporate objectives. The Board has delegated the responsibility for overseeing and monitoring, from a process standpoint, the Risk Management Program to the Risk Committee, which is a senior management committee. This committee includes the President and CEO, CFO, COO, Senior Vice President, General Counsel (Chair), Vice President, Sustainability and External Affairs, Senior Vice President, Finance, Vice President, Projects and Director, Internal Audit and Risk Management. The Risk Committee is responsible for ensuring an effective risk management process is in place, and for monitoring and reporting to the Board on the overall risk profile of the Company. The Risk Committee reports to the Audit Committee and the Board each quarter.
Committees of the Board
There are currently five standing committees of the Board: the CGNC, the Audit Committee, the HRC, the Technical and Sustainability Committee and the Public Affairs Committee. Committee members are appointed by and comprised exclusively of independent members of the Board. The roles and responsibilities of each Committee are set out in its Board-approved written charter, which charter is reviewed annually by the relevant committee and the CGNC.
The mandates of the committees ensure, collectively, that the Board fulfills its duties and responsibilities and that there is effective supervision and direction of management in the conduct of the affairs of the Company. The Chair of a committee is selected by the Board from among the members of the relevant committee (with the exception of the Audit Committee, which designates its own Chair annually). Each committee charter includes a description of the role and responsibilities of the Chair of the committee, which include presiding over committee meetings, reporting to the Board with respect to the activities of the committee, and providing leadership to the committee and assisting it in reviewing and monitoring its responsibilities set out in its charter.
Management Information Circular                                    PAGE -74-

All committees of the Board hold an in-camera session without management present following each of its meetings. Each committee’s mandate grants it authority to retain and terminate legal or other advisors to the committee. A copy of the charter for each of the committees is posted on Alamos’ website at www.alamosgold.com.
Corporate Governance and Nominating Committee
Members:             David Fleck (Chair), Paul Murphy, Claire Kennedy, Monique Mercier, and Robert Prichard
All Members Independent:        Yes
Number of Meetings:        5 meetings
Attendance:            100%
The mandate of the CGNC is to assist the Board in fulfilling its oversight responsibilities with respect developing corporate governance guidelines, principles and policies for Alamos; identifying individuals qualified to be nominated as members of the Board; structure and composition of Board committees; evaluating the performance and effectiveness of the Board; Board succession and development; developing a Director education program and succession planning for the CEO (see above “Board and Executive Management Succession Planning”).
The mandate of the CGNC requires that it shall be comprised of no less than three (3) Directors, all of whom are independent. At the end of 2021, the CGNC was comprised of five (5) independent Directors.
The CGNC, among other things, is responsible for identifying governance standards and practices applicable to the Company and monitoring new developments in corporate governance and making periodic recommendations to the Board; annually and periodically reviewing governance and related policies; assisting the Board in approving public disclosure with respect to corporate governance matters; and, ensuring a program and/or policy is in place with respect to Director education.
With respect to the composition of the Board, its committees and the appointment of the CEO, the CGNC shall on an annual basis (or more frequently if required) assess the size and composition of the Board and Board committees, the competencies and skills required to enable the Board and Board committees to properly discharge their responsibilities, and report the results of that assessment to the Board.
The CGNC shall also assess the effectiveness of the Board as a whole and each Board committee, and assess whether there is a lack of competencies and skills on the Board or with respect to individual Directors which results in the Board not being effective, and report the results of that assessment to the Board.
The CGNC oversees the process of identifying and recruiting new candidates for election or appointment as Directors, including assessing the competencies and skills of identified individuals and reporting the results of that assessment to the Board; overseeing the process of identifying and recruiting new candidates for election or appointment as Directors of the Company, including assessing the competencies and skills of identified individuals and reporting the results of that assessment to the Board.
Annually (and more frequently if appropriate) the CGNC will also assess the independence, as defined by applicable Canadian and US laws and regulations as well as the rules of relevant stock exchanges, all as set out in the Company’s Director Independence Policy, of the individual Directors of the Company and report the results of that assessment to the Board. The CGNC, if/when required, will oversee the process of identifying and recruiting new candidates for appointment as CEO.
Management Information Circular                                    PAGE -75-

Human Resources Committee
Members:            David Gower (Chair), Elaine Ellingham, Monique Mercier and Robert Prichard
All Members Independent:        Yes
Number of Meetings:        4 meetings
Attendance:            100%
The mandate of the HRC is to assist the Board in monitoring, reviewing and approving Alamos’ compensation policies and practices, including specifically the establishment of corporate goals and objectives relevant to compensation of the CEO; evaluation of the CEO’s performance and determination of the CEO’s compensation; in consultation with the CEO, establishment of corporate and personal performance objectives for executive officers of the Company other than the CEO; in consultation with the CEO, evaluation of performance of, and determination of compensation for, senior executives other than the CEO; compensation of the Directors of the Company and oversight of key compensation policies including incentive and equity‐based compensation plans of the Company.
The process by which the HRC determines the compensation for the issuer’s Directors and officers includes setting annual performance objectives, evaluation of such performance, annual reviews of CEO, executive management and Director compensation. For a detailed description of how compensation was determined see the “Report on Executive Compensation”.
The charter of the HRC grants it authority to retain and terminate any compensation consultant to assist in reviewing compensation matters, including sole authority to approve the fees and other terms of retention of such consultants.
For the year 2021, the following advisory services were retained:

Services	Executive Compensation-Related Fees(1)	All Other Fees(1)
2021 Director and Executive Compensation-related Fees
WTW
Management retained WTW in 2021 to provide compensation advice and other related services. WTW provided the following services in respect of 2021.
•Reviewed executive and Director compensation benchmarking and recommendations for the HRC;
•Conducted Pay for Performance analysis;
•Reviewed the management information circular; and
•Provided advice on other executive and board-level matters.
	CAD$100,471	Nil
(1)Reported Associated Fees may be estimates given billing occurs after the services have been provided and/or may be those fees billed in the respective year and also includes HST.
WTW provided non-compensation advisory services. WTW was first retained by the Company in 2017. The HRC must pre-approve other services provided by the compensation consultants at the request of management.
The Company participated in or purchased the following surveys in 2021:
•Global Governance Advisors Global Mining Compensation Survey;
•Korn Ferry Hay Global Mining Review Survey; and
•Mercer Mining Industry Compensation Survey.

The HRC holds certain risk management responsibilities in respect of those risks within its area of focus. The Board strives to ensure that the members of the HRC have the skills and experience required to make decisions on whether the Company’s compensation policies and practices are consistent with its risk profile. The HRC avoids compensation policies which encourage excessive risk taking, such as compensation policies that allow pay out before the risks associated with the performance are likely to materialize, and policies that do not include regulatory compliance and risk management as part of their performance metrics. In the HRC’s view, compensation outcomes must be symmetric with risk outcomes. Variable compensation for senior executives is considered more risk-aligned when it is deferred. The HRC is also sensitive to the possible reputational damage that could be suffered by the organization where executives are not compensated in a manner that is consistent with the objectives of the Alamos executive compensation program or that is otherwise not in the best interests of the Company and its stakeholders. Other mechanisms used to mitigate executive compensation risks include the Company’s Claw-back Policy and Minimum Equity Ownership Policy.
Management Information Circular                                    PAGE -76-

Audit Committee
Members:            Claire Kennedy (Chair), Paul Murphy, David Fleck, Kenneth Stowe
All Members Independent:        Yes
Number of Meetings:        4 meetings
Attendance:            100%
The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s compliance with applicable audit, accounting and financial reporting requirements. More particularly, the Audit Committee oversees the Company’s practices with respect to preparation and disclosure of financial related information, including through its oversight responsibilities with respect to the following: integrity of the quarterly and annual financial statements and management’s discussion and analysis; compliance with accounting and finance-related legal requirements; the audit of the consolidated financial statements; the review of the performance of, and recommendation of the nomination of, the independent auditors; the accounting and financial reporting practices and procedures including disclosure controls and procedures; the system of internal controls including internal controls over financial reporting; implementation and effectiveness of the Code of Business Conduct and Ethics and management of financial business risks that could materially affect the financial profile of Alamos. A full description of the responsibilities of Alamos’ Audit Committee is set forth in its charter, a copy of which is available at www.alamosgold.com.
All members of the Audit Committee are financially literate, as defined under National Instrument 52-110. In considering criteria for determination of financial literacy, the Board looks at the ability to read and understand financial statements of the Company. Each of Claire Kennedy, Paul Murphy, David Fleck and Kenneth Stowe is an “audit committee financial expert” having the attributes required of a “financial expert” as defined under the Sarbanes Oxley Act of 2002. In determining financial expertise, the Board looks at familiarity with emerging accounting issues, past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individuals’ financial sophistication, including being or having been a chief executive officer, a chief financial officer or having held another senior officer position of an entity with financial oversight responsibilities.
Technical and Sustainability Committee
Members:            Kenneth Stowe (Chair), Elaine Ellingham and David Gower
All Members Independent:        Yes
Number of Meetings:        5 meetings
Attendance:            100%
Site Visits:            Young-Davidson site and Lynn Lake Project site.

The mandate of the Technical and Sustainability Committee is to oversee Alamos’ technical, environmental (including any impacts as a result of climate change), health and safety and social responsibility performance at all operations and projects of the Company, to monitor related current and future regulatory issues and to make recommendations, where appropriate, to the Board. The Technical and Sustainability Committee also oversees the development and implementation of the Company’s policies and practices on technical, environmental, health, safety and social responsibility matters in light of applicable laws and recommends best practices in the various jurisdictions in which the Company conducts its operations. To achieve this, the Technical and Sustainability Committee reviews the Company’s existing programs to ensure that they minimize or prevent the effects of Alamos’ operations on the environment and monitors their effectiveness. It also reviews the measures implemented, and key resources committed to, developing a positive relationship with the individuals and communities impacted by Alamos’ operations. The Technical and Sustainability Committee strives to ensure that the individuals employed in its areas of focus from each jurisdiction in which the Company operates communicate regularly and effectively with one another such that the value of their respective experiences and expertise are optimized.
Management Information Circular                                    PAGE -77-

Public Affairs Committee
Members:            Robert Prichard (Chair), Monique Mercier, and Claire Kennedy
All Members Independent:        Yes
Number of Meetings:        4 meetings
Attendance:            100%
Site Visits:            N/A
The purpose of the Public Affairs Committee is to: (a) monitor the Company’s obligations and plans to build and foster relationships between Alamos and indigenous peoples and nations, public institutions, governments, political groups, economic groups, and other non-shareholder stakeholders (the “Stakeholders”); (b) evaluate and comment on the risks, and opportunities associated with Stakeholder engagement; and (c) provide oversight of Alamos’ procedures for compliance programs with respect to Stakeholder engagement, including specifically with respect to government relations and lobbyist activities.
OTHER INFORMATION
Securities Authorized for Issuance under Equity Compensation Plans
The following table sets forth as at December 31, 2021, the number of securities authorized for issuance under the LTIP and historic equity compensation plans (under which no further securities may be issued); and, the number of securities remaining for issuance under the LTIP and ESPP which were last approved by the shareholders of the Company on May 2, 2019 and amended by the Board on November 9, 2020.
Equity Compensation Plan Information

Plan Category	Maximum number of securities available to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	8,099,565	CAD$ 7.47	11,494,921
Equity compensation plans not approved by security holders	—	—	—
Total	8,099,565	CAD$ 7.47	11,494,921

The dilution level for equity instruments issued in 2021, was 0.65% as at December 31, 2021. This compares to 0.56% as at December 31, 2020.
The year-end dilution level of total stock options outstanding as a percentage of Common Shares outstanding as at December 31, 2021 was 1.17%.
The grant rate for stock option granted in 2021 as a percentage of Common Shares outstanding as at December 31, 2021 was 0.30%.
Indebtedness of Directors and Executive Officers
At no time during the financial year ended December 31, 2021 was any Director or executive officer of the Company, proposed management nominee for election as a Director or each associate or affiliate of any such Director, executive officer or proposed nominee indebted to the Company or any of its subsidiaries or was indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.
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Interest of Informed Persons in Material Transactions
Other than as set forth in this Circular and other than with respect to transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the Directors or officers of the Company, proposed management nominees for election as a Director, shareholders beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company or any associate or affiliate of any of the foregoing persons has during the Company's last completed financial year ended December 31, 2021, any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.
Management Contracts of Named Executive Officers
Management functions of the Company are substantially performed by Directors or executive officers of the Company, and not, to any substantial degree, by any other person with whom the Company has contracted.
Audit Committee
Information concerning the Company’s Audit Committee is set out under the heading “Audit Committee” in the Company’s Annual Information Form (“AIF”) dated March 23, 2022 which contains information for the year ended December 31, 2021. The AIF may be obtained from SEDAR under the Company’s profile at www.sedar.com.
Interest of Certain Persons in Matters to be Acted Upon
Other than as disclosed elsewhere in this Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the Directors or executive officers of the Company, no proposed nominee for election as a Director, none of the persons who has been a Director or executive officer of the Company at any time since January 1, 2021 (being the commencement of the Company's last completed financial year), and no shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors.
Additional Information
Additional information relating to the Company is available under the Company's profile on the SEDAR website at www.sedar.com or on the Company’s website, www.alamosgold.com. Financial information relating to the Company is provided in the Company's comparative financial statements and management's discussion and analysis for the most recently completed financial year ended December 31, 2021.
Shareholders may obtain a copy of the Company’s AIF, financial statements and management's discussion and analysis upon request to the Company at Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, Canada M5J 2T3 or by email at notice@alamosgold.com.
We welcome feedback and questions from shareholders and prospective shareholders at any time. Please contact Scott K. Parsons (Vice President, Investor Relations) at + 1 416 368 9932 x. 5439 or by email: sparsons@alamosgold.com.
Direct Contact – Board of Directors
We welcome feedback and questions from shareholders and prospective shareholders at any time. The Board annually conducts a shareholder outreach campaign whereby they invite some of the Company’s largest institutional shareholders to discuss any issues these shareholders may have and wished to address directly with the Board. A number of Shareholders accepted this invitation, and a wide range of topic were discussed at these meetings. Shareholders can contact the Board directly by sending an email to board@alamosgold.com.

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SCHEDULE “A”
Board of Directors Mandate

The Board of Directors (the “Board”) of Alamos Gold Inc. (the “Company”) is responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge this responsibility by reviewing, discussing and approving the Company’s strategic plans, annual budgets and significant decisions and transactions as well as by overseeing the senior officers of the Company in their management of its day-to-day business and affairs. The Board’s primary role is to oversee corporate performance and assure itself of the quality, integrity, depth and continuity of management so that the Company is able to successfully execute its strategic plans and complete its corporate objectives. The composition, responsibilities, and authority of the Board are set out in this Mandate.
This Mandate and the Articles of the Company and such other procedures, not inconsistent therewith, as the Board may adopt from time to time, shall govern the meetings and procedures of the Board.
1.    Composition
1.1The directors of the Company (“Directors”) should have a mix of competencies and skills necessary to enable the Board and Board committees to properly discharge their responsibilities.
1.2The Corporate Governance and Nominating Committee will annually (and more frequently, if appropriate) recommend candidates to the Board for election or appointment as Directors, taking into account the Board’s conclusions with respect to the appropriate size and composition of the Board and Board committees, the competencies and skills required to enable the Board and Board Committees to properly discharge their responsibilities, and the competencies and skills of the current Board.
1.3The Board approves the final choice of candidates.
1.4The shareholders of the Company elect the Directors annually.
1.5The Board has determined that a majority of the Directors will be “independent” as defined by applicable Canadian and US laws and regulations as well as the rules of relevant stock exchanges, all as set out in the Company’s Director Independence Policy.
1.6The Board will appoint a Chair from among its members. If the Chair is not independent, the Board will designate one of the independent Directors as the Lead Director to facilitate the functioning of the Board independently of management of the Company. The Chair and, if appointed, the Lead Director, shall hold office at the pleasure of the Board until successors have been duly appointed or until the Chair or Lead Director, as applicable, resign, or are otherwise removed from office by the Board.
1.7The Corporate Secretary of the Company, or the individual designated as fulfilling the function of Secretary of the Company, will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Board. In the absence of the Corporate Secretary at any meeting, the Board will appoint another person who may, but need not, be a Member to be the secretary of that meeting.
2.    Responsibilities
2.1The Board is responsible for supervising the management of and setting strategic direction for the business and affairs of the Company and its subsidiary entities (the “Group”).
2.2In discharging their responsibilities, the Directors owe the following fiduciary duties to the Company:
(a)a duty of loyalty: they must act honestly and in good faith with a view to the best interests of the Company; and
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(b)a duty of care: they must exercise the care, diligence, and skill that a reasonably prudent person would exercise in comparable circumstances.
2.3In discharging their responsibilities, the Directors are entitled to rely on the honesty and integrity of the senior officers of the Company and the independent auditors and other professional advisers of the Company, subject to the Directors’ duty of care.
2.4In discharging their responsibilities, the Directors are also entitled to directors’ and officers’ liability insurance purchased by the Company and indemnification from the Company to the fullest extent permitted by law and the constating documents of the Company.
2.5The Board has specifically recognized its responsibilities for:
a.hiring a Chief Executive Officer (the “CEO”) and approve the hiring of the Chief Financial Officer (the “CFO”) and Chief Operating Officer (the “COO”) and other senior officers who it believes will act with integrity and create a culture of ethical business conduct throughout the Group;
b.adopting a strategic planning process and approving annually (or more frequently if appropriate) a strategic plan which takes into account, among other things, the opportunities and risks of the business of the Company;
c.overseeing the identification of the principal risks of the business of the Company and overseeing the implementation of appropriate systems to manage these risks;
d.overseeing the integrity of the internal control and management information systems of the Company;
e.oversee and review of the work by the Corporate Governance and Nominating Committee with respect to succession planning for the CEO, CFO, COO and other senior officers of the Company;
f.ensuring that the Company operates at all times within applicable laws and regulations and to the highest ethical standards;
g.approving and monitoring compliance with significant policies and procedures by which the Company is operated;
h.developing strong corporate governance policies and procedures for the Company;
i.ensuring the Company has in place a disclosure policy to enable the Company to communicate effectively with its shareholders, other stakeholders and the public generally and receive shareholder feedback;
j.ensuring that the Company’s financial results are reported fairly and in accordance with generally accepted accounting standards;
k.ensuring the timely reporting of any other developments that have a significant and material impact on the value of the Company; and
l.determining whether any members of the Company’s audit committee are “audit committee financial experts” as such term is defined in the rules and regulations of the United States Securities and Exchange Commission.
2.6It is expected that each director must be able to devote sufficient time to discharge their responsibilities effectively. In order to facilitate this, the Board has adopted a policy limiting the number of boards considered appropriate for directors, having regard to whether they are independent directors or members of management. Specifically, in the case of the CEO, he shall not sit on more than two outside public company boards in addition to that of the Company, and in the case of a non-management director, he shall not sit on more than five outside public company boards in addition to that of the Company.
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2.7Directors are expected to attend Board meetings, meetings of Board committees of which they are members and, where practicable, the annual meeting of the shareholders of the Company. Directors are also expected to spend the time needed, and to meet as frequently as necessary, to discharge their responsibilities.
2.8Directors are expected to comply with the Code of Business Conduct and Ethics of the Company and any related policies or codes duly approved dealing with business conduct and ethics.
3.    Authority
3.1.The Board is authorized to carry out its responsibilities as set out in this Mandate.
3.2.The Board is authorized to retain, and to set and pay the compensation of independent legal counsel and other advisers if it considers this appropriate.
3.3.The Board is authorized to invite officers and employees of the Company and outsiders with relevant experience and expertise to attend or participate in its meetings and proceedings, if it considers this appropriate.
3.4.The Directors will have unrestricted access to the officers and employees of the Company. The Directors will use their judgment to ensure that any such contact is not disruptive to the operations of the Company and will, to the extent appropriate, advise the Chief Executive Officer of the Company of any direct communications between them and the officers and employees of the Company.
3.5.The Board and the Directors have unrestricted access to the advice and services of the Corporate Secretary and outside auditors and legal counsel.
3.6.The Board may delegate certain of its functions to Board committees, each of which may have its own charter or mandate. The following committees are currently constituted and are authorized to carry out the duties set out in their respective charters or mandates:

Board Committee	Charter or Mandate
Audit Committee	Audit Committee Charter
Human Resources Committee	Human Resources Committee Charter
Corporate Governance and Nominating Committee	Corporate Governance and Nominating Committee Charter
Technical and Sustainability Committee	Technical and Sustainability Committee Charter
Public Affairs Committee	Public Affairs Committee Charter

4.    Delegation to Management
4.1.To assist the Directors in discharging their responsibilities, the Board expects management of the Company to:
•.review and update annually (or more frequently if appropriate) the Company’s strategic plan, and report regularly to the Board on the implementation of the strategic plan in light of evolving conditions;
•.prepare and present to the Board annually (or more frequently if appropriate) a business plan and budget, and report regularly to the Board on the Company’s performance against the business plan and budget;
•.report regularly to the Board on the Company’s business and affairs and on any matters of material consequence for the Company and its shareholders;
•.speak for the Company in its communications with shareholders and the public in accordance with the Company’s Disclosure Policy;
•.comply with any additional expectations that are developed and communicated during the annual strategic planning and budgeting process and during regular Board and Board committee meetings; and
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•.consult the Board with respect to all matters which by law require Board approval and, specifically, as to those matters set out in any delegation of authority policy or other similar directive.
4.2.The Board expects the Chief Executive Officer to fulfill the mandate, duties and responsibilities as set out in the Chief Executive Officer Mandate (Schedule “A”).
5.    Meetings and Proceedings
•.Board meetings and proceedings shall be carried out in accordance with the Company’s By-Law Number 1.
•.The Secretary or his delegate shall keep minutes of all meetings of the Board, including all resolutions passed by the Board. Minutes of meetings shall be distributed to the Directors after preliminary approval thereof by the Chair.
•.An individual who is not a Director may be invited to attend a meeting of the Board for all or part of the meeting.
•.The independent Directors shall meet regularly alone to facilitate full communication.
6.    Self-Assessment
6.1.The Board shall, together with the Corporate Governance and Nominating Committee, at least annually, assess the Board’s effectiveness with a view to ensuring that the performance of the Board accords with best practices.
6.2.The Board shall annually review this Mandate and update it as required.
7.    Responsibilities of Chair
7.1.The Chair shall provide leadership to the Board to enhance the Board’s effectiveness, including:
a.ensuring that the responsibilities of the Board are well understood by both management and the Board and acting as a liaison between the Board and management to ensure that relationships between the Board and management are conducted in a professional and constructive manner;
b.ensuring that the Board works as a cohesive team with open communication;
c.ensuring that the resources available to the Board (in particular, timely and relevant information) are adequate to support its work;
d.together with the Corporate Governance and Nominating Committee, ensuring that a process is in place by which the effectiveness of the Board and its committees (including size and composition) is assessed at least annually; and
e.together with the Corporate Governance and Nominating Committee, ensuring that a process is in place by which the contribution of individual directors to the effectiveness of the Board is assessed at least annually.
7.2.The Chair is responsible for managing the Board, including:
a.preparing the agenda of the Board meetings and ensuring pre-meeting material is distributed in a timely manner and is appropriate in terms of relevance, efficient format and detail;
b.chairing all meetings of the Board in a manner that promotes meaningful discussion;
c.adopting procedures to ensure that the Board can conduct its work effectively and efficiently, including committee structure and composition, scheduling, and management of meetings;
d.ensuring meetings are appropriate in terms of frequency, length and content;
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e.ensuring that, where functions are delegated to appropriate committees, the functions are carried out and results are reported to the Board;
f.working with the Corporate Governance and Nominating Committee in approaching potential candidates once potential candidates are identified, to explore their interest in joining the Board; and
g.fulfills the mandate and responsibilities as set out in the position description for the Chair of the Board (Schedule “B”).
7.3.The Chair is responsible for chairing the meeting of shareholders of the Company, or delegating such duty to an appropriate member of the Board or Management.
7.4.The Chair is responsible for liaising with and, where appropriate, providing direction to the activities of the Corporate Secretary.
7.5.At the request of the Board, the Chair shall represent the Company to external groups such as shareholders and other stakeholders, including community groups and governments.
7.6.The Chair may delegate or share, where appropriate, certain of the above responsibilities with any independent committee of the Board.
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Schedule “A”
Position Description
Chief Executive Officer
1.    Mandate
The Chief Executive Officer (the “CEO”) is the senior management officer of Alamos Gold Inc. (the “Company”). As such, the CEO is to: be the leader of an effective and cohesive management team for the Company; set the tone for the Company by exemplifying consistent values of high ethical standards and fairness; lead the Company in defining its vision; be the main spokesperson for the Company; and, bear the chief responsibility to ensure the Company meets its short-term operational and long-term strategic goals. The CEO works with and is accountable to the Board of Directors of the Company (the “Board”) with due regard to the Board's requirement to be informed and to be independent.
2.    Duties and Responsibilities
The CEO's primary duties and responsibilities are to:
a.foster a corporate culture that promotes ethical practices, encourages individual integrity and fulfills social responsibility;
b.maintain a positive work climate that is conducive to attracting, retaining and motivating a diverse group of top-quality employees at all levels;
c.develop and recommend to the Board long-term strategies and a vision for the Company that leads to creation of shareholder value;
d.develop and recommend to the Board annual business plans and budgets that support the Company's long-term strategy;
e.develop for approval by the Board the corporate objectives which the CEO is responsible to meet;
f.identify the principal risks of the Company's business and ensure the implementation of appropriate systems to manage these risks;
g.ensure that personnel and systems are in place so that the day-to-day business affairs of the Company are appropriately managed;
h.consistently strive to achieve the Company's strategic, financial and operating goals and objectives;
i.ensure that appropriate personnel and systems are in place for the integrity and adequacy of the Company's internal control and management information systems;
j.ensure that the Company achieves and maintains a satisfactory competitive position within its industry and a high standard for its products and services;
k.ensure, in cooperation with the Board, that there is an effective succession plan in place for the CEO position;
l.ensure, in cooperation with the Board, that the Company has an effective management team below the level of the CEO and has an active succession plan, including the appointment, training and monitoring of senior management;
m.formulate and oversee the implementation of major corporate policies;
n.ensure, in cooperation with the Board, that there is an effective disclosure policy for the Company;
o.serve as the chief spokesperson for the Company;
p.comply at all times with the Company’s Code of Business Conduct and Ethics; and
q.ensure that Board approval is obtained for the matters requiring Board approval, as set out in the Company’s Delegation of Authority Policy.

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Schedule “B”
Position Description
Chair of the Board of Directors
1.    Mandate
The Chair of the Board of Directors (the “Board”) of Alamos Gold Inc. (the “Company”) takes all reasonable measures to ensure the Board fulfills its oversight responsibilities. The Chair is responsible for the management and the effective performance of the Board, and provides leadership and direction to the Board.
2.    Responsibilities
In addition to the responsibilities applicable to all directors of the Company, the responsibilities of the Chair of the Board include the following:
a.Presiding at all meetings of the Company’s shareholders and of the Board;
b.Assisting the Board, Board Committees and the individual directors in effectively understanding and discharging their respective duties and responsibilities;
c.During Board meetings, encouraging participation and discussion by individual directors, facilitating consensus, and ensuring that clarity regarding decisions is reached and duly recorded;
d.Fostering ethical and responsible decision making by the Board and its individual members;
e.Providing advice and counsel to the Chief Executive Officer and other senior officers of the Company;
f.Overseeing all aspects of the Board and Board Committee functions to ensure compliance with the Company’s corporate governance practices;
g.Overseeing an annual Board self-assessment;
h.Ensuring independent directors regularly discuss among themselves, without the presence of management, the Company’s affairs; and
i.Carrying out other responsibilities at the request of the Board.

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SCHEDULE “B”

ALAMOS GOLD INC.
LONG-TERM INCENTIVE PLAN
1.PURPOSE
The purpose of the Plan is to attract, retain and motivate persons with training, experience and leadership as directors, officers and employees of the Corporation and its subsidiaries, to advance the long-term interests of the Corporation by providing such persons with the opportunity and incentive, through equity-based compensation, to acquire an ownership interest in the Corporation, and to promote a greater alignment of interests between such persons and shareholders of the Corporation.
2.DEFINITIONS AND INTERPRETATION
2.1    Definitions. For purposes of the Plan, the following words and terms shall have the following meanings:
“Active Employment” or “Actively Employed” means when a Participant is employed and actively providing services to the Corporation or any subsidiary, or a Participant is on a vacation or a leave of absence approved by the Corporation or any subsidiary or authorized under applicable law. For purposes of this Plan, except as may be required to comply with minimum requirements of applicable employment standards legislation, a Participant is not Actively Employed if his or her employment has been terminated by the Participant’s resignation or retirement or by the Corporation or any subsidiary, regardless of whether the Participant’s employment has been terminated with or without cause, lawfully or unlawfully or with or without notice, and, except as may be required by minimum requirements of applicable employment standards legislation, being Actively Employed does not include any period during, or in respect of, which a Participant is receiving or is entitled to receive payments in lieu of notice (whether by way of lump sum or salary continuance), benefits continuance, severance pay, damages for wrongful dismissal or other termination related payments or benefits, in each case, whether pursuant to statute, contract, common law, civil law or otherwise;
“Addendum” means the addendum for US Taxpayers (as defined in the Addendum) attached hereto as Addendum A – Special Provisions Applicable to US Taxpayers and forming part of the Plan;
“Administrative Agent” has the meaning ascribed thereto in Section 3.4;
“affiliate” means an “affiliated company” determined in accordance with the Securities Act (Ontario) and also includes those entities that are similarly related, whether or not any of the entities are corporations, companies, partnerships, limited partnerships, trusts, income trusts or investment trusts or any other organized entity issuing securities;
“associate” means an “associate” determined in accordance with the Securities Act (Ontario);
“Award” means an Option, Performance Share Unit, Restricted Share Unit and/or Deferred Share Unit granted under the Plan (as applicable);
“Award Agreement” means an Option Award Agreement, a PSU Award Agreement, an RSU Award Agreement and/or a DSU Award Agreement (as applicable);
“Blackout Period” means an interval of time during which (a) trading in securities of the Corporation is restricted in accordance with the policies of the Corporation; or (b) the Corporation has otherwise determined that one or more Participants may not trade in securities of the Corporation because they may be in possession of undisclosed material information (as defined under applicable securities laws);
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“Board” means the board of directors of the Corporation or, if established and duly authorized to act, a committee of the board of directors of the Corporation;
“Business Day” means any day, other than Saturday, Sunday or any statutory holiday in the Province of Ontario, Canada;
“Canadian Taxpayer” means a Participant liable to pay income taxes in Canada as a result of the receipt of an Award or the settlement thereof;
“Change in Control” means the occurrence of any one or more of the following events:
(a)a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its subsidiaries and another corporation or other entity, as a result of which the holders of Shares prior to the completion of the transaction hold less than 50% of the votes attached to all of the outstanding voting securities of the successor corporation or entity after completion of the transaction;
(b)a resolution is adopted to wind-up, dissolve or liquidate the Corporation;
(c)any person, entity or group of persons or entities acting jointly or in concert (the “Acquiror”) acquires, or acquires control (including the power to vote or direct the voting) of, voting securities of the Corporation which, when added to the voting securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or direct the casting of 50% or more of the votes attached to all of the Corporation’s outstanding voting securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);
(d)the sale, transfer or other disposition of all or substantially all of the assets of the Corporation;
(e)as a result of or in connection with:
(i)the contested election of directors; or
(ii)a transaction referred to in paragraph (a) of this definition of “Change in Control”, the nominees named in the most recent management information circular of the Corporation for election to the board of directors of the Corporation shall not constitute a majority of the Directors; or
(f)    the Board adopts a resolution to the effect that a transaction or series of transactions involving the Corporation or any of its affiliates that has occurred or is immanent is a Change in Control, and for purposes of the foregoing, “voting securities” means the Shares and any other shares entitled to vote for the election of directors, and shall include any securities, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but which are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities;
“Corporation” means Alamos Gold Inc., including its subsidiaries and affiliates as the context requires;
“Date of Disability” means the date on which a Participant experiences a Termination Date due to a Disability;
“Deferred Annual Amount” has the meaning ascribed thereto in Section 8.1(b);
“Deferred Share Unit” means a deferred share unit granted in accordance with Section 8.1, the value of which on any particular date shall be equal to the Market Price of one Share, and that represents the right to receive cash and/or Shares equal to the Market Price of one Share on settlement of the Deferred Share Unit;
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“Disability” means a medical condition that would qualify a Participant for long-term disability benefits under their applicable benefits plan sponsored or maintained by the Corporation or a subsidiary of the Corporation;
“Dividend Equivalents” means the right, if any, granted under Section 14, to receive payments in cash or in Shares, based on dividends declared on Shares;
“DSU Account” has the meaning ascribed thereto in Section 8.3;
“DSU Award Agreement” means a written confirmation agreement, in such form(s) as determined by the Corporation from time to time, setting out the terms and conditions relating to a Deferred Share Unit and entered into in accordance with Section 8.2;
“DSU Separation Date” means, with respect to Deferred Share Units granted to a Participant, the date on which the Participant ceases to hold all positions with the Corporation or a corporation related to the Corporation within the meaning of the Income Tax Act (Canada) as a result of the Participant’s death or retirement from, or loss of, an office or employment for purposes of paragraph 6801(d) of the Regulations under the Income Tax Act (Canada);
“Early Retirement” means, in the case of an employee of the Corporation or any subsidiary, a Participant’s resignation from employment with the Corporation or any subsidiary on or after the date that the Participant reaches age sixty (60) and the Participant has at least five (5) years of service in the aggregate with the Corporation or any of its subsidiaries as at the Participant’s Termination Date, other than a Retirement;
“Eligible Person” means:
(a)for all Performance Share Units and Restricted Share Units, any officer or employee of the Corporation or any subsidiary of the Corporation who has not experienced a Termination Date and is eligible to receive Awards under the Plan;
(b)for all Options, any officer or employee of the Corporation or any subsidiary of the Corporation who has not experienced a Termination Date and is eligible to receive Awards under the Plan; and
(c)for all Deferred Share Units, any non-executive director of the Corporation or any subsidiary of the Corporation who is eligible to receive Awards under the Plan.
“Grant Date” means the date on which the Award is made to an Eligible Person in accordance with the provisions hereof;
“Insider” means an “insider” determined in accordance with the TSX Company Manual in respect of the rules governing Security-Based Compensation Arrangements, as such definition may be amended, supplement or replaced from time to time;
“Market Price”, as of a particular date, shall be equal to the volume-weighted average trading price of the Shares for the five (5) trading days immediately preceding such date as reported by the Toronto Stock Exchange, or, if the Shares are not listed on the Toronto Stock Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be. If the Shares are not publicly traded or quoted, then the “Market Price” shall be the fair market value of the Shares, as determined by the Board, on the particular date;
“Option” means an option to purchase Shares granted under Section 5.1;
“Option Award Agreement” means a written award agreement, in such form(s) as determined by the Corporation from time to time, setting out the terms and conditions relating to an Option and entered into in accordance with Section 5.2;
“Option Price” has the meaning ascribed thereto in Section 5.2(b);
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“Participant” means an Eligible Person with outstanding Awards, or his or her Personal Representatives or Permitted Assigns, as the context requires;
“Performance Share Unit” means a performance share unit granted in accordance with Section 6.1, the value of which on any particular date shall be equal to the Market Price of one Share, and that represents the right to receive cash and/or Shares equal to the Market Price of one Share on settlement of the Performance Share Unit;
“Permitted Assign” means a “permitted assign” as defined in National Instrument 45‑106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators;
“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;
“Personal Representative” means:
(a)in the case of a Participant who, for any reason, is incapable of managing its affairs, the Person entitled by law to act on behalf of such Participant; and
(b)in the case of a deceased Participant, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so;
“Plan” means this Alamos Gold Inc. Long-Term Incentive Plan, as amended or amended and restated from time to time;
“PSU Account” has the meaning ascribed thereto in Section 6.3;
“PSU Award Agreement” means a written confirmation agreement, in such form(s) as determined by the Corporation from time to time, setting out the terms and conditions relating to a Performance Share Unit and entered into in accordance with Section 6.2;
“PSU Vesting Date” means, with respect to Performance Share Units granted to a Participant, the date determined in accordance with Section 6.4, which date, for Canadian Taxpayers, shall not be later than the date referred to in Section 6.2(b);
“Redemption Date” means, subject to Section 8.5(a), up to three dates elected by the Participant, being the dates on which the Participant delivers a notice of settlement to the Corporation, which shall not be earlier than the applicable DSU Separation Date and which shall not be later than December 15 of the first calendar year that commences after the applicable DSU Separation Date.
“Restricted Share Unit” means a restricted share unit granted in accordance with Section 7.1, the value of which on any particular date shall be equal to the Market Price of one Share, and that represents the right to receive cash and/or Shares equal to the Market Price of one Share on settlement of the Restricted Share Unit;
“Retirement” means, in the case of an employee of the Corporation or any subsidiary, a Participant’s resignation from employment with the Corporation or any subsidiary at any time following the end of the month in which they turn sixty-five (65);
“RSU Account” has the meaning ascribed thereto in Section 7.3;
“RSU Award Agreement” means a written confirmation agreement, in such form(s) as determined by the Corporation from time to time, setting out the terms and conditions relating to a Restricted Share Unit and entered into in accordance with Section 7.2;
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“RSU Vesting Date” means, with respect to Restricted Share Units granted to a Participant, the date determined in accordance with Section 7.4, which date, for Canadian Taxpayers, shall not be later than the date referred to in Section 7.2(b);
“Security-Based Compensation Arrangement” has the meaning ascribed in Section 613(b) of the Toronto Stock Exchange Company Manual, as amended, amended and restated or replaced from time to time and shall include:
(a)stock option plans for the benefit of employees, insiders, service providers, or any one of such groups;
(b)individual stock options granted to employees, service providers, or insiders if not granted pursuant to a plan previously approved by the Corporation’s security holders;
(c)stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased;
(d)stock appreciation rights involving issuances of securities from treasury;
(e)any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation from treasury; and
(f)security purchases from treasury by an employee, insider, or service provider which is financially assisted by the Corporation by any means whatsoever;
“Service Agreement” means any written agreement between a Participant and the Corporation or a subsidiary of the Corporation (as applicable), in connection with that Participant’s employment or engagement as a director, officer or employee or the termination of such employment or engagement, as amended, replaced or restated from time to time;
“Shares” mean Class A common shares of the Corporation;
“subsidiary” means a “subsidiary” (i) determined in accordance with National Instrument 45‑106 – Prospectus Exemptions of the Canadian Securities Administrators, and (ii) in respect of Deferred Share Units, related to the Corporation for purposes of the Income Tax Act (Canada); and
“Termination Date” means the Participant’s last day of Active Employment by the Corporation or any subsidiary for any reason whatsoever, but in any case (i) regardless of whether the Participant’s employment is terminated with or without cause, through actions or events constituting constructive dismissal, lawfully or unlawfully, with or without any adequate reasonable notice, or with or without any adequate compensation in lieu of such reasonable notice, and without regard to whether the Participant continues thereafter to receive any compensatory payments or other amounts from the Corporation or any subsidiary and (ii) except as may be required by minimum requirements of applicable employment standards legislation, does not include any severance period or notice period to which the Participant might then be entitled or any period of salary continuance or deemed employment or other damages paid or payable to the Participant in respect of his or her termination of employment, and, in the case of both subsections (i) and (ii), whether pursuant to any applicable statute, contract, civil law, the common law or otherwise. Any such severance period or notice period shall not be considered a period of employment for the purposes of a Participant’s rights under the Plan.
2.2    Headings. The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.
2.3    Context; Construction. Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.
2.4    Statutes. Any reference to a statute, regulation, rule, instrument, or policy statement shall refer to such statute, regulation, rule, instrument, or policy statement as the same may be amended, replaced or re-enacted from time to time.
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2.5    Canadian Funds. Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada. Any amounts paid on exercise or in settlement of an Award shall be paid in Canadian dollars.
2.6    Addendum. The following addendum is attached to, forms part of, and shall be deemed to be incorporated in, the Plan:

Addendum	Title
Addendum A	Special Provisions Applicable to US Taxpayers

3.ADMINISTRATION OF THE PLAN
3.1    The Plan shall be administered by the Board.
3.2    The Board shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:
(a)to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan and to amend or revoke such policies, rules and regulations;
(b)to interpret and construe the Plan and to determine all questions arising out of the Plan and any Award awarded pursuant to the Plan, and any such interpretation, construction or determination made by the Board shall be final, binding and conclusive for all purposes;
(c)to determine the time or times when Awards will be awarded, subject to the requirements of applicable securities laws and regulatory requirements;
(d)to recommend to the Board which Eligible Persons should be granted Awards, subject to the approval of the Board;
(e)to recommend to the Board the number of Awards to be awarded to Eligible Persons, subject to the approval of the Board;
(f)to determine the term of Awards and the vesting criteria applicable to Awards (including performance vesting, if applicable);
(g)to determine if Shares which are subject to an Award will be subject to any restrictions upon the exercise or vesting of such Award;
(h)to prescribe the form of the instruments relating to the grant, exercise and other terms of Awards including the form or forms of Option Award Agreements, PSU Award Agreements, RSU Award Agreements, DSU Award Agreements and all ancillary documents and instruments related to the Plan and Awards; and
(i)subject to Section 13, to make all other determinations under, and such interpretations of, and to take all such other steps and actions in connection with the proper administration of the Plan as it, in its sole discretion, may deem necessary or advisable.
The Board’s guidelines, rules, regulation, interpretations and determinations shall be conclusive and binding upon the Corporation and all other Persons.
3.3    Delegation. The Board may delegate to any director, officer or employee of the Corporation, including but not limited to a committee of the Board, such of the Board’s duties and powers relating to the Plan as the Board may see fit, subject to applicable law.
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3.4    Use of Administrative Agent. The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer Awards granted under the Plan and to act as trustee to hold and administer the Plan and the assets that may be held in respect of Awards granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion (the “Administrative Agent”).
3.5    Limitation of Liability and Indemnification. No member of the Board or a committee of the Board will be liable for any action or determination taken or made in good faith with respect to the Plan or any Awards granted thereunder and each such member shall be entitled to indemnification by the Corporation with respect to any such action or determination in the manner provided for by the Board or a committee of the Board.
4.SHARES SUBJECT TO THE PLAN AND INSIDER PARTICIPATION LIMITS
4.1    Shares Subject to Awards. Subject to adjustment under the provisions of Section 10, the aggregate number of Shares to be reserved and set aside for issue upon the exercise or redemption and settlement for all Awards granted under this Plan, together with all other established Security-Based Compensation Arrangements of the Corporation (other than any securities issued pursuant to Section 613(c) (Employment Inducements) of the Toronto Stock Exchange Company Manual), shall not exceed 4% of the issued and outstanding Shares outstanding at the time of the granting of the Award (on a non-diluted basis); provided that, the aggregate number of Shares to be reserved and set aside for redemption and settlement for all Deferred Share Units, Restricted Share Units and Performance Share Units granted under this Plan shall not exceed 2% of the issued and outstanding Shares outstanding at the time of the granting of the Deferred Share Units, Restricted Share Units and Performance Share Units (on a non-diluted basis), as applicable. In respect of Performance Share Units, the maximum Shares issuable under the grant shall be included in the calculation for purposes of this Section 4.1.
4.2    Shares Available for Future Grants. Any Shares subject to an Award which for any reason expires without having been exercised or is forfeited or terminated shall again be available for future Awards under the Plan and any Shares subject to an Award that is settled in cash rather than Shares issued from treasury shall again be available for future Awards under the Plan.
4.3    Insider Participation Limits. The Plan, when combined with all of the Corporation’s other previously established Security-Based Compensation Arrangements, shall not result at any time in:
(a)a number of Shares issued to Insiders within a one-year period exceeding 5% of the issued and outstanding Shares; and
(b)a number of Shares issuable to Insiders at any time exceeding 5% of the issued and outstanding Shares.
4.4    Outside Director Limit. The Plan, when combined with all of the Corporation’s other previously established Security-Based Compensation Arrangements, shall not result at any time in (i) a number of Shares issuable to all non-executive directors of the Corporation exceeding 1% of the issued and outstanding Shares at such time, or (ii) a number of Shares issuable to any one non-executive director pursuant to Awards granted within a one-year period exceeding an Award value of $150,000 per such non-executive director; provided that Deferred Share Units granted in lieu of director fees payable on account of a director’s service as a member of the Board shall be excluded for purposes of the above-noted limits.
4.5    Fractional Shares. No fractional Shares shall be issued upon the exercise of Options or the settlement of Performance Share Units, Restricted Share Units or Deferred Share Units in Shares, and the Board may determine the manner in which fractional share value shall be treated.
5.OPTIONS
5.1    Grant. Options may be granted to Eligible Persons (excluding, for greater certainty, non-executive directors of the Corporation) at such time or times as shall be determined by the Board by resolution. The Grant Date of an Option for purposes of the Plan will be the date on which the Option is awarded by the Board, or such later date determined by the Board, subject to applicable securities laws and regulatory requirements.
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5.2    Terms and Conditions of Options. Options shall be evidenced by an Option Award Agreement, which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:
(a)the number of Shares to which the Options to be awarded to the Participant pertain;
(b)the exercise price per Share subject to each Option (the “Option Price”), which shall in no event be lower than the Market Price on the Grant Date;
(c)the Option’s scheduled expiry date, which shall not exceed seven (7) years from the Grant Date (provided that if no specific determination as to the scheduled expiry date is made by the Board, the scheduled expiry date shall be seven (7) years from the Grant Date); and
(d)such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to securities law matters.
For greater certainty, each Option Award Agreement may contain terms and conditions in addition to those set forth in the Plan.
5.3    Vesting. Subject to Section 12, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or Option Award Agreement, each Option shall vest as to one-third of the number of Shares granted by such Option on each of the first three anniversaries of the Grant Date of such Option (and in no circumstances shall Options vest at a rate that is faster).
5.4    Exercise of Option. Options may be exercised only to the extent vested. Options may be exercised by the Participant by delivering to the Corporation a notice of exercise, in the form(s) as determined by the Corporation from time to time, or through the Administrative Agent if permitted by the Corporation, in each case, specifying the number of Shares with respect to which the Option is being exercised. Payment of the Option Price may be made by one or more of the following methods (or any combination thereof):
(a)in cash, by certified cheque made payable to the Corporation, by wire transfer of immediately available funds, or other instrument acceptable to the Board; or
(b)if permitted by the Board, by a “cashless exercise” arrangement (with a full deduction from the number of Shares available for issuance under the Plan), whereby the Participant shall elect to receive either: (i) an amount in cash per Option equal to the cash proceeds realized upon the sale of the Shares by a securities dealer in the capital markets, less the applicable Option Price and any withholding taxes due as a result of the exercise of the Option; or (ii) the net number of Shares remaining after the sale of such number of Shares by a securities dealer in the capital markets as required to realize cash proceeds equal to the applicable Option Price and any withholding taxes due as a result of the exercise of the Option; provided that the transfer cost incurred to sell the Shares will be deducted from the net proceeds payable to the Participant;
provided that, in either case, the Participant shall pay to the Corporation amounts necessary to satisfy applicable federal and provincial withholding tax and, if applicable, Canada Pension Plan and other statutory deduction requirements pursuant to Section 15.4 or shall otherwise make arrangements satisfactory to the Corporation for such requirements.
No certificates for Shares so purchased will be issued to the Participant until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance and sale of the Shares. The delivery of certificates representing the Shares to be purchased pursuant to the exercise of an Option will be contingent upon receipt from the Participant by the Corporation or the Administrative Agent on behalf of the Corporation, as applicable, of the full purchase price for such Shares and the fulfillment of any other requirements contained in the Option Award Agreement or applicable provisions of laws.
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5.5    Termination of Option Due to Termination of Employment or Engagement. Unless otherwise determined by the Board, or unless otherwise provided in the Participant’s Service Agreement or Option Award Agreement, if a Participant’s employment or engagement terminates in any of the following circumstances, subject to Section 12, Options shall be treated in the manner set forth below. In the event that a Participant’s Options terminate and are forfeited or expire as set forth below, no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise (including on account of severance, payment in lieu of notice or damages for wrongful dismissal), except as required to satisfy the Participant’s minimum entitlements under applicable employment standards legislation. The Plan may take away or limit a Participant’s common law or civil law rights, as applicable, to the Participant’s Options and any common law or civil law rights, as applicable, to damages as compensation for the loss, or continued vesting, of the Participant’s Options during any reasonable notice period.

Reason for Termination	Vesting	Expiry of Option
Death	Unvested Options with a Grant Date prior to March 22, 2016 automatically vest as of the date of death.

Unvested Options as of the date of death with a Grant Date on or after March 22, 2016 but prior to March 21, 2019 automatically terminate and shall be forfeited.

	Unvested Options with a Grant Date on or after March 21, 2019 automatically vest as of the date of death.	Vested Options expire on the earlier of the scheduled expiry date of the Option and one (1) year following the date of death.
Disability	Unvested Options with a Grant Date prior to March 22, 2016 continue to vest in accordance with the terms of the Option.

Unvested Options as of the Date of Disability with a Grant Date on or after March 22, 2016 but prior to March 21, 2019 automatically terminate and shall be forfeited on the Date of Disability.

	Unvested Options as of the Date of Disability with a Grant Date on or after March 21, 2019 continue to vest in accordance with the terms of the Option	Vested Options expire on the scheduled expiry date of the Option.
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Retirement and Early Retirement	Unvested Options continue to vest in accordance with the terms of the Option, subject to compliance with any applicable non-compete and/or non-solicit provisions.

Notwithstanding the foregoing, if a Participant’s resignation constitutes an Early Retirement and the Participant commences employment (whether full-time, part-time or otherwise) with any Person or on his or her own behalf at any time on or following the Termination Date without having received prior written consent from the Corporation with respect to such employment, all unvested Options automatically terminate and shall be forfeited immediately on the applicable commencement date.	Vested Options expire on the scheduled expiry date of the Option.

Notwithstanding the foregoing, if a Participant’s resignation constitutes an Early Retirement and the Participant commences employment (whether full-time, part-time or otherwise) with any Person or on his or her own behalf at any time on or following the Termination Date without having received prior written consent from the Corporation with respect to such employment, all Vested Options expire on the earlier of the scheduled expiry date of the Option and three (3) months following the applicable commencement date.
Resignation	Unvested Options as of the Termination Date automatically terminate and shall be forfeited on the Termination Date.	Vested Options expire on the earlier of the scheduled expiry date of the Option and three (3) months following the Termination Date.
Termination without Cause – No Change in Control Involved	Unvested Options with a Grant Date prior to March 22, 2016 continue to vest in accordance with the terms of the Option.

	Unvested Options with a Grant Date on or after March 22, 2016 automatically terminate and shall be forfeited on the Termination Date.	Vested Options expire on the earlier of the scheduled expiry date of the Option and three (3) months following the Termination Date.
Termination for Cause	Options, whether vested or unvested as of the Termination Date, automatically terminate and shall be forfeited on the Termination Date.

6.PERFORMANCE SHARE UNITS
6.1    Grant. Performance Share Units may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution. The Grant Date of a Performance Share Unit for purposes of the Plan will be the date on which the Performance Share Unit is awarded by the Board, or such later date determined by the Board, subject to applicable securities laws and regulatory requirements.
6.2    Terms and Conditions of Performance Share Units. Performance Share Units shall be evidenced by a PSU Award Agreement, which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:
(a)the number of Performance Share Units to be awarded to the Participant;
(b)the performance cycle applicable to each Performance Share Unit, which shall be the period of time between the Grant Date and the date on which the performance criteria specified in Section 6.2(c) must be satisfied before the Performance Share Unit is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, which period of time, for Canadian Taxpayers, shall in no case end later than November 30 of the calendar year which is three (3) years after the calendar year in which the Grant Date occurs;
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(c)the performance criteria, which may include criteria based on the Participant’s personal performance and/or the performance of the Corporation and/or its subsidiaries, that shall be used to determine the vesting of the Performance Share Units;
(d)whether and to what extent Dividend Equivalents will be credited to a Participant’s PSU Account in accordance with Section 14; and
(e)such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to securities law matters.
For greater certainty, each PSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan and, if applicable, the Addendum. No Shares will be issued on the Grant Date and the Corporation shall not be required to set aside a fund for the payment of any such Awards.
6.3    PSU Accounts. A separate notional account shall be maintained for each Participant with respect to Performance Share Units granted to such Participant (a “PSU Account”) in accordance with Section 15.3. Performance Share Units awarded to the Participant from time to time pursuant to Section 6.1 shall be credited to the Participant’s PSU Account and shall vest in accordance with Section 6.4. On the vesting of the Performance Share Units pursuant to Section 6.4 and the corresponding issuance of cash and/or Shares to the Participant pursuant to Section 6.5, or on the forfeiture or termination of the Performance Share Units pursuant to the terms of the Award, the Performance Share Units credited to the Participant’s PSU Account will be cancelled.
6.4    Vesting. Subject to Section 12, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or PSU Award Agreement, each Performance Share Unit shall vest as at the date that is the end of the performance cycle (which shall be the “PSU Vesting Date”), subject to any performance criteria having been satisfied.
6.5    Settlement.
(a)Unless otherwise set forth in the applicable PSU Award Agreement, the vested Performance Share Units shall be settled by the Corporation within thirty (30) days after the applicable PSU Vesting Date. On settlement, the Corporation shall, for each vested Performance Share Unit being settled, deliver to the Participant a cash payment equal to the Market Price of one Share as of the PSU Vesting Date, one Share, or any combination of cash and Shares equal to the Market Price of one Share as of the PSU Vesting Date, in the sole discretion of the Board, subject to the Addendum (if applicable). No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the Performance Share Units. The delivery of certificates representing the Shares to be issued in settlement of Performance Share Units will be contingent upon the fulfillment of any requirements contained in the PSU Award Agreement or applicable provisions of laws.
(b)For greater certainty, for Canadian Taxpayers, in no event shall such settlement be later than December 31 of the calendar year which is three (3) years after the calendar year in which the Grant Date occurs.
6.6    Termination of Performance Share Unit Due to Termination of Employment or Engagement. Unless otherwise determined by the Board, or unless otherwise provided in the Participant’s Service Agreement or PSU Award Agreement, if a Participant’s employment or engagement terminates in any of the following circumstances, Performance Share Units shall be treated in the manner set forth below. In the event that a Participant’s Performance Share Units terminate and/or are forfeited as set forth below, no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise (including on account of severance, payment in lieu of notice or damages for wrongful dismissal), except as required to satisfy the Participant’s minimum entitlements under applicable employment standards legislation. The Plan may take away or limit a Participant’s common law or civil law rights, as applicable, to the Participant’s Performance Share Units and any common law or civil law rights, as applicable, to damages as compensation for the loss, or continued vesting, of the Participant’s Performance Share Units during any reasonable notice period.

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Reason for Termination	Treatment of Performance Share Units
Death	Outstanding Performance Share Units that were vested on or before the date of death shall be settled in accordance with Section 6.5 as of the date of death.

Outstanding Performance Share Units that were not vested on or before the date of death shall vest and be settled in accordance with Section 6.5 as of the date of death, prorated to reflect the actual period between the commencement of the performance cycle and the date of death, based on the achievement of the performance criteria for the applicable performance period(s) up to the date of death.

Subject to the foregoing, any remaining Performance Share Units shall in all respects terminate as of the date of death.
Retirement and Early Retirement	Outstanding Performance Share Units that vested on or before the Termination Date shall be settled in accordance with Section 6.5 as of Termination Date.

Outstanding Performance Share Units with a Grant Date after March 22, 2016 that were not vested on or before the Termination Date shall continue to vest and be settled in accordance with Section 6.5 in accordance their terms, based on the achievement of the performance criteria for the applicable performance period(s) and subject to compliance with any applicable non-compete and/or non-solicit provisions.

Notwithstanding the foregoing, if a Participant’s resignation constitutes an Early Retirement and the Participant commences employment (whether full-time, part-time or otherwise) with any Person or on his or her own behalf at any time on or following the Termination Date without having received prior written consent from the Corporation with respect to such employment, all unvested Performance Share Units automatically terminate and shall be forfeited immediately on the applicable commencement date.

Subject to the foregoing, any remaining Performance Share Units shall in all respects terminate as of the expiry date of the applicable performance period.
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Disability	Outstanding Performance Share Units that were vested on or before the Date of Disability shall be settled in accordance with Section 6.5 as of the Date of Disability.

Outstanding Performance Share Units with a Grant Date after March 22, 2016 that were not vested on or before the Date of Disability shall vest and be settled in accordance with Section 6.5 as of the Date of Disability, prorated to reflect the actual period between the commencement of the performance cycle and the Date of Disability, based on the achievement of the performance criteria for the applicable performance period(s) up to the Date of Disability.

Subject to the foregoing, any remaining Performance Share Units shall in all respects terminate as of the Date of Disability.
Resignation	Outstanding Performance Share Units that were vested on or before the Termination Date shall be settled in accordance with Section 6.5 as of the Termination Date and any outstanding unvested Performance Share Units on the Termination Date shall automatically terminate and be forfeited on the Termination Date.
Termination without Cause – No Change in Control Involved	Outstanding Performance Share Units that were vested on or before the Termination Date shall be settled in accordance with Section 6.5 as of the Termination Date.

Outstanding Performance Share Units that would have vested on the next vesting date following the Termination Date, prorated to reflect the actual period between the commencement of the performance cycle and the Termination Date, based on the achievement of the performance criteria for the applicable performance period(s) up to the Termination Date, shall be settled in accordance with Section 6.5 as of such vesting date.

Subject to the foregoing, any remaining Performance Share Units shall in all respects terminate as of the Termination Date.
Termination of the Participant for Cause	Outstanding Performance Share Units (whether vested or unvested) shall automatically terminate and be forfeited on the Termination Date.

7.RESTRICTED SHARE UNITS
7.1    Grant. Restricted Share Units may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution. The Grant Date of a Restricted Share Unit for purposes of the Plan will be the date on which the Restricted Share Unit is awarded by the Board, or such later date determined by the Board, subject to applicable securities laws and regulatory requirements.
7.2    Terms and Conditions of Restricted Share Units. Restricted Share Units shall be evidenced by an RSU Award Agreement, which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:
(a)the number of Restricted Share Units to be awarded to the Participant;
(b)the period of time between the Grant Date and the date on which the Restricted Share Unit is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, which period of time, for Canadian Taxpayers, shall in no case be later than November 30 of the calendar year which is three (3) years after the calendar year in which the Grant Date occurs;
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(c)whether and to what extent Dividend Equivalents will be credited to a Participant’s RSU Account in accordance with Section 14; and
(d)such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to securities law matters.
For greater certainty, each RSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan and, if applicable, the Addendum. No Shares will be issued on the Grant Date and the Corporation shall not be required to set aside a fund for the payment of any such Awards.
7.3    RSU Accounts. A separate notional account shall be maintained for each Participant with respect to Restricted Share Units granted to such Participant (an “RSU Account”) in accordance with Section 15.3. Restricted Share Units awarded to the Participant from time to time pursuant to Section 7.1 shall be credited to the Participant’s RSU Account and shall vest in accordance with Section 7.4. On the vesting of the Restricted Share Units pursuant to Section 7.4 and the corresponding issuance of cash and/or Shares to the Participant pursuant to Section 7.5, or on the forfeiture or termination of the Restricted Share Units pursuant to the terms of the Award, the Restricted Share Units credited to the Participant’s RSU Account will be cancelled.
7.4    Vesting. Subject to Section 12, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or RSU Award Agreement, each Restricted Share Unit shall vest when all applicable restrictions shall have lapsed (which shall be the “RSU Vesting Date”). Unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or RSU Award Agreement, each Restricted Share Unit shall vest no later than November 30th following the third anniversary of the Grant Date.
7.5    Settlement.
(a)Unless otherwise set forth in the applicable RSU Award Agreement, the vested Restricted Share Units shall be settled by the Corporation within thirty (30) days after the applicable RSU Vesting Date. On settlement, the Corporation shall, for each vested Restricted Share Unit being settled, deliver to the Participant a cash payment equal to the Market Price of one Share as of the RSU Vesting Date, one Share, or any combination of cash and Shares equal to the Market Price of one Share as of the RSU Vesting Date, in the sole discretion of the Board, subject to the Addendum (if applicable). No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the Restricted Share Units. The delivery of certificates representing the Shares to be issued in settlement of Restricted Share Units will be contingent upon the fulfillment of any requirements contained in the RSU Award Agreement or applicable provisions of laws.
(b)For greater certainty, for Canadian Taxpayers, in no event shall such settlement be later than December 31 of the calendar year which is three (3) years after the calendar year in which the Grant Date occurs.
7.6    Termination of Restricted Share Unit Due to Termination of Employment or Engagement. Unless otherwise determined by the Board, or unless otherwise provided in the Participant’s Service Agreement or RSU Award Agreement, if a Participant’s employment or engagement terminates in any of the following circumstances, Restricted Share Units shall be treated in the manner set forth below. In the event that a Participant’s Restricted Share Units terminate and/or are forfeited as set forth below, no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise (including on account of severance, payment in lieu of notice or damages for wrongful dismissal), except as required to satisfy the Participant’s minimum entitlements under applicable employment standards legislation. The Plan may take away or limit a Participant’s common or civil law rights, as applicable, to the Participant’s Restricted Share Units and any common or civil law rights, as applicable, to damages as compensation for the loss, or continued vesting, of the Participant’s Restricted Share Units during any reasonable notice period.
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Reason for Termination	Treatment of Restricted Share Units
Death	Outstanding Restricted Share Units that were vested on or before the date of death shall be settled in accordance with Section 7.5 as of the date of death.

Outstanding Restricted Share Units that were not vested on or before the date of death shall vest and be settled in accordance with Section 7.5 as of the date of death, prorated to reflect the actual period between the Grant Date and the date of death.

Subject to the foregoing, any remaining Restricted Share Units shall in all respects terminate as of the date of death.
Retirement and Early Retirement	Outstanding Restricted Share Units that were vested on or before the Termination Date shall be settled in accordance with Section 7.5 as of the Termination Date.

Outstanding Restricted Share Units that were not vested on or before the Termination Date shall continue to vest and be settled in accordance with Section 7.5, subject to compliance with any applicable non-compete and/or non-solicit provisions, in accordance with their terms.

Notwithstanding the foregoing, if a Participant’s resignation constitutes an Early Retirement and the Participant commences employment (whether full-time, part-time or otherwise) with any Person or on his or her own behalf at any time on or following the Termination Date without having received prior written consent from the Corporation with respect to such employment, all unvested Restricted Share Units automatically terminate and shall be forfeited immediately on the applicable commencement date.
Disability	Outstanding Restricted Share Units that were vested on or before the Date of Disability shall be settled in accordance with Section 7.5.
Outstanding Restricted Share Units with a Grant Date after March 22, 2016 that were not vested on or before the Date of Disability shall vest and be settled in accordance with Section 7.5 as of the Date of Disability, prorated to reflect the actual period between the Grant Date and the Date of Disability.

Subject to the foregoing, any remaining Restricted Share Units shall in all respects terminate as of the Date of Disability.
Resignation	Outstanding Restricted Share Units that were vested on or before the Termination Date shall be settled in accordance with Section 7.5 as of the Termination Date and any outstanding unvested Restricted Share Units on the Termination Date shall automatically terminate and be forfeited on the Termination Date.
Termination without Cause -No Change in Control Involved	Outstanding Restricted Share Units that were vested on or before the Termination Date shall be settled in accordance with Section 7.5 as of the Termination Date.

Outstanding unvested Restricted Share Units with a Grant Date prior to March 21, 2019 shall in all respects terminate and be forfeited as of the Termination Date.
Outstanding unvested Restricted Share Units with a Grant Date on or after March 21, 2019 that would have vested on the next vesting date following the Termination Date, shall vest and be settled in accordance with Section 7.5 as of such vesting date, prorated to reflect the actual period between the Grant Date and the Termination Date.

Subject to the foregoing, any remaining unvested Restricted Share Units shall in all respects terminate and be forfeited as of the Termination Date.
Termination of the Participant for Cause	Outstanding Restricted Share Units (whether vested or unvested) shall automatically terminate and be forfeited on the Termination Date.

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8.DEFERRED SHARE UNITS
8.1    Grant.
(a)Discretionary Deferred Share Units. Deferred Share Units may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution. The Grant Date of a Deferred Share Unit for purposes of the Plan will be the date on which the Deferred Share Unit is awarded by the Board, or such later date determined by the Board, subject to applicable securities laws and regulatory requirements.
(b)Mandatory or Elective Deferred Share Units. In addition to the foregoing, on fixed dates established by the Board and subject to such terms and conditions and other procedures as the Board shall determine, the Board may require a non-executive director of the Corporation or any subsidiary of the Corporation to defer, or may permit such Person to elect to defer, receipt of all or a portion of his or her annual directors’ retainer, committee chairperson retainer and committee members retainer, payable on account of his or her services as a member of the Board (which amount shall not include Board or committee meeting fees or special remuneration for ad hoc services rendered to the Board) (the “Deferred Annual Amount”), and receive in lieu thereof an Award of Deferred Share Units equal to the greatest whole number which may be obtained by dividing (i) the amount of the Deferred Annual Amount, by (ii) the Market Price of one Share as of the date on which the Deferred Annual Amount would otherwise have been paid. For elective Deferred Share Units, the form of election shall be in such form(s) as determined by the Corporation from time to time.
8.2    Terms and Conditions of Deferred Share Units. Deferred Share Units shall be evidenced by a DSU Award Agreement, which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:
(a)the number of Deferred Share Units to be awarded to the Participant;
(b)for Deferred Share Units awarded under Section 8.1(a):
(i)the period of time between the Grant Date and the date on which the Deferred Share Unit is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, subject to Section 8.5(b) for Canadian Taxpayers;
(ii)any performance criteria, which may include criteria based on the Participant’s personal performance and/or the financial performance of the Corporation and/or its subsidiaries, that may be used to determine the vesting of the Deferred Share Units (if applicable); and
(iii)such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to securities law matters;
(c)in the case of Deferred Share Units awarded to a Canadian Taxpayer, such terms and conditions as may be necessary to meet the requirements of paragraph 6801(d) of the Regulations under the Income Tax Act (Canada); and
(d)in the case of Deferred Share Units awarded to a US Taxpayer, such terms and conditions as may be necessary to meet the requirements of US Code Section 409A (as defined in the Addendum).
For greater certainty, each DSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan and, if applicable, the Addendum. No Shares will be issued on the Grant Date and the Corporation shall not be required to set aside a fund for the payment of any such Awards.
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8.3    DSU Accounts. A separate notional account shall be maintained for each Participant with respect to Deferred Share Units granted to such Participant (a “DSU Account”) in accordance with Section 15.3. Deferred Share Units awarded to the Participant from time to time pursuant to Section 8.1 shall be credited to the Participant’s DSU Account and shall vest in accordance with Section 8.4. On the vesting of the Deferred Share Units pursuant to Section 8.4 and the corresponding issuance of cash and/or Shares to the Participant pursuant to Section 8.5, or on the forfeiture and termination of the Deferred Share Units pursuant to the terms of the Award, the Deferred Share Units credited to the Participant’s DSU Account will be cancelled.
8.4    Vesting. Subject to Section 12, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or DSU Award Agreement:
(a)each Deferred Share Unit awarded under Section 8.1(a) shall vest in accordance with the DSU Award Agreement; and
(b)each Deferred Share Unit awarded under Section 8.1(b) shall immediately vest at the time it is credited to the Participant’s DSU Account.
8.5    Settlement.
(a)The Deferred Share Units may be settled by delivery by the Participant to the Corporation of a notice of settlement, substantially in the form(s) as determined by the Corporation from time to time, acknowledged by the Corporation. The notice of settlement must be delivered to the Corporation by no later than December 15 of the first calendar year following the calendar year in which the DSU Separation Date occurs. In the event that a Participant fails to deliver a proper notice of settlement to the Corporation by December 14 of the first calendar year following the calendar year in which the DSU Separation Date occurs in respect of any outstanding Deferred Share Units, all such Deferred Share Units shall automatically be settled on December 15 of the first calendar year following the calendar year in which the DSU Separation Date occurs, which date shall be deemed to be the Redemption Date for such Deferred Share Units. On settlement, the Corporation shall, for each such vested Deferred Share Unit, deliver to the Participant a cash payment equal to the Market Price of one Share as of the Redemption Date, one Share, or any combination of cash and Shares equal to the Market Price of one Share as of the Redemption Date, in accordance with the applicable notice of settlement. No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the Deferred Share Units. On cash settlement, the Corporation shall withhold from any payment otherwise payable to such Participant any amounts required by any taxing authority to be withheld for taxes of any kind. The delivery of certificates representing the Shares to be issued in settlement of Deferred Share Units or any cash settlements will be contingent upon the fulfillment of any requirements contained in the DSU Award Agreement or applicable provisions of laws.
(b)Notwithstanding the foregoing, all settlements of Deferred Share Units granted to a Participant who is a Canadian Taxpayer shall take place (i) after the DSU Separation Date; and (ii) by December 31 of the first calendar year that commences after such DSU Separation Date.
8.6    Termination of Deferred Share Unit Due to Termination of Engagement. Unless otherwise determined by the Board, or unless otherwise provided in the Participant’s Service Agreement or DSU Award Agreement, if a Participant’s engagement terminates in any of the following circumstances, Deferred Share Units shall be treated in the manner set forth below:
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Reason for Termination	Treatment of Deferred Share Units
Death Resignation Termination without Cause – No Change in Control Involved	Outstanding Deferred Share Units that were vested on or before the DSU Separation Date, as applicable, shall be settled in accordance with Section 8.5.

Subject to the foregoing, any remaining unvested Deferred Share Units shall automatically terminate and be forfeited on the DSU Separation Date.
Termination of the Participant for Cause	Outstanding Deferred Share Units (whether vested or unvested) shall automatically terminate and be forfeited on the DSU Separation Date.

9.NON-ASSIGNABILITY AND NON-TRANSFERABILITY OF AWARDS
An Award granted pursuant to this Plan is personal to the Participant and may not be assigned, transferred, charged, pledged or otherwise alienated, other than to a Participant’s Permitted Assigns or Personal Representatives.
10.ADJUSTMENTS
10.1    The number and kind of securities to which an Award pertains and, with respect to Options, the Option Price, shall be adjusted in the event of a reorganization, recapitalization, stock split or redivision, reduction, combination or consolidation, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Corporation, in such manner, if any, and at such time, as the Board, in its sole discretion, may determine to be equitable in the circumstances. Failure of the Board to provide for an adjustment shall be conclusive evidence that the Board has determined that it is equitable to make no adjustment in the circumstances. If an adjustment results in a fractional share, the fraction shall be disregarded and no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise.
10.2    If at any time the Corporation grants to its shareholders the right to subscribe for and purchase pro rata additional securities of any other corporation or entity, there shall be no adjustments made to the Shares or other securities subject to an Award in consequence thereof and the Awards shall remain unaffected.
10.3    The adjustments provided for in this Section 10 shall be cumulative.
10.4    On the happening of each and every of the foregoing events, the applicable provisions of the Plan shall be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Award (and the Plan) and, with respect to Options, the Option Price.
11.PRIORITY OF AGREEMENTS
11.1    Priority of Agreements. In the event of any inconsistency or conflict between the provisions of a Participant’s Award Agreement and the Plan, the provisions of the Plan shall prevail with respect to such Participant. In the event of any inconsistency or conflict between the provisions of (i) the Plan and/or a Participant’s Award Agreement, and (ii) a Participant’s Service Agreement, the provisions of the Participant’s Service Agreement shall prevail with respect to such Participant unless the terms of the Participant’s Service Agreement would either (i) cause a violation of US Code Section 409A in respect of a US Taxpayer (as defined in the Addendum) or (ii) cause the Plan to be a “salary deferral arrangement” as defined in the Income Tax Act (Canada) in respect of a Participant that is a Canadian Taxpayer, in which case the terms of the Plan shall prevail.
11.2    Vesting and Termination Provisions in Service Agreements. In the event that a Participant’s Service Agreement contains provisions respecting the vesting of the dates upon which any or all outstanding Awards shall be exercisable or settled, without regard to whether such Awards have otherwise vested in accordance with their terms, or provisions respecting the expiry, forfeiture and termination of such Awards, the vesting or expiry, forfeiture and termination of such Awards, as applicable, shall be governed by the terms and conditions of the Participant’s Service Agreement with respect to such Participant.
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12.CHANGE IN CONTROL - TREATMENT OF AWARDS
12.1    Change in Control. Unless otherwise provided in the Participant’s Service Agreement or Award Agreement, if a Change in Control shall conclusively be deemed to have occurred and at least one of the two additional circumstances described below occurs, then there shall be immediate vesting of each outstanding Award (with outstanding Performance Share Units vesting based on the achievement of the performance criteria for the applicable performance period(s) up to the effective date of the Change in Control), which may be exercised and settled, in whole or in part, even if such Award is not otherwise exercisable or vested by its terms:
(a)upon a Change in Control the surviving corporation (or any affiliate thereof) or the potential successor (or any affiliate thereto) fails to continue or assume the obligations with respect to each Award or fails to provide for the conversion or replacement of each Award with an equivalent award that satisfies the criteria set forth in Section 12.1(b)(i) or Section 12.1(b)(ii); or
(b)in the event that the Awards were continued, assumed, converted or replaced as contemplated in Section 12.1(b)(i), during the two-year period following the effective date of a Change in Control, the Participant is terminated by the Corporation without cause or the Participant resigns for good reason in accordance with the terms of the Participant’s Service Agreement, and for purposes of Section 12.1:
(i)the obligations with respect to each Participant shall be considered to have been continued or assumed by the surviving corporation (or any affiliate thereto) or the potential successor (or any affiliate thereto), if each of the following conditions are met, which determination shall be made solely in the discretionary judgment of the Board, which determination may be made in advance of the effective date of a particular Change in Control and shall be final and binding:
(A)the Shares remain publicly held and widely traded on an established stock exchange; and
(B)the terms of the Plan and each Award are not materially adversely altered or impaired without the consent of the Participant;
(ii)the obligations with respect to each Award shall be considered to have been converted or replaced with an equivalent award by the surviving corporation (or any affiliate thereto) or the potential successor (or any affiliate thereto), if each of the following conditions is met, which determination shall be made solely in the discretionary judgment of the Board, which determination may be made in advance of the effective date of a particular Change in Control and shall be final and binding:
(A)to the extent applicable, each Award is converted or replaced with a replacement award in a manner that qualifies under subsection 7(1.4) of the Income Tax Act (Canada) in the case of a Participant that is a Canadian Taxpayer or that complies with US Code Section 409A in the case of a Participant that is a US Taxpayer on all or any portion of the benefit arising in connection with the grant, exercise and/or other disposition of such Award;
(B)the converted or replaced award preserves the existing value of each underlying Award being replaced, contains provisions for scheduled vesting and treatment on termination of employment (including with respect to termination for cause) that are no less favourable to the Participant than the underlying Award being replaced, and all other terms of the converted award or replacement award (but other than the security and number of shares represented by the continued award or replacement award) are substantially similar to the underlying Award being converted or replaced; and
(C)the security represented by the converted or replaced Award is of a class that is publicly held and widely traded on an established stock exchange.
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12.2    Change in Control. Notwithstanding Section 12.1, in the event of a Change in Control, the Board shall have the right, but not the obligation, and without the consent of any Participant, to permit each Participant, within a specified period of time prior to the completion of the Change in Control as determined by the Board, to exercise all of the Participant’s outstanding Options (to the extent vested and exercisable, including in accordance with the Award Agreement) and to settle all of the Participant’s outstanding Performance Share Units, Restricted Share Units and Deferred Share Units (to the extent vested, including in accordance with the Award Agreement) but, in each case, subject to and conditional upon the completion of the Change in Control.
12.3    Termination of Awards on Change in Control. Subject to and conditional upon completion of the Change in Control event, the Plan and all outstanding Awards, vested and unvested, shall be deemed to be terminated, without further act or formality, except to the extent required under Sections 12.1 and 16.2, if applicable.
12.4    Further Assurances on Change in Control. The Participant shall execute such documents and instruments and take such other actions, including exercise or settlement of Awards vesting pursuant to Section 12.2 or the Award Agreement, as may be required consistent with the foregoing; provided, however, that the exercise or settlement of Awards vesting pursuant to Section 12.2 or the Award Agreement shall be subject to the completion of the Change in Control event.
12.5    Awards Need Not be Treated Identically. In taking any of the actions contemplated by this Section 12, the Board shall not be obligated to treat all Awards held by any Participant, or all Awards in general, identically.
12.6    Canadian Taxpayer. In the case of a Deferred Share Unit held by a Participant that is a Canadian Taxpayer, and subject to any further limitations provided in any Award Agreement, (i) no settlement shall be made to the Participant under this Section 12 prior to the Participant’s DSU Separation Date; and (ii) all settlements to such Participant under this Section 12 shall be made by December 31 of the first calendar year that commences after such DSU Separation Date.
12.7    US Taxpayer. Notwithstanding anything herein to the contrary, any termination and/or accelerated vesting, exercise, payment or settlement of any Award held by a Participant that is a US Taxpayer (as defined in the Addendum) in connection with a Change in Control shall be made in accordance with, and to the extent permitted by, US Code Section 409A (as defined in the Addendum), to the extent applicable.
13.AMENDMENT, SUSPENSION OR TERMINATION OF PLAN AND AWARDS
13.1    Discretion to Amend the Plan and Awards. The Board may amend the Plan or Awards at any time, provided, however, that no such amendment may materially and adversely affect any Award previously granted to a Participant without the consent of the Participant, except to the extent required by applicable law (including Toronto Stock Exchange requirements). Any amendment under this Section shall be subject to all necessary regulatory approvals. Without limiting the generality of the foregoing, the Board may make the following types of amendments to this Plan or any Awards without obtaining approval of the shareholders of the Corporation in accordance with the requirements of the Toronto Stock Exchange:
(a)amendments of a “housekeeping” or administrative nature, including any amendment for the purpose of curing any ambiguity, error or omission in this Plan or to correct or supplement any provision of this Plan that is inconsistent with any other provision of this Plan;
(b)amendments necessary to comply with the provisions of applicable law or the rules, regulations and policies of the Toronto Stock Exchange;
(c)amendments necessary for Awards to qualify for favourable treatment under applicable tax laws;
(d)amendments to the vesting provisions of this Plan or any Award; and
(e)amendments necessary to suspend or terminate this Plan.
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13.2    Amendments Requiring Shareholder Approval. Notwithstanding Section 13.1, no amendments to the Plan or Awards to:
(a)with respect to Options, reduce the Option Price, or cancel and reissue any Options so as to in effect reduce the Option Price;
(b)extend (i) the term of an Option beyond its original expiry date, or (ii) the date on which a Performance Share Unit, Restricted Share Unit or Deferred Share Unit will be forfeited or terminated in accordance with its terms, other than in accordance with Section 16.3;
(c)increase the fixed maximum percentage of Shares reserved for issuance under the Plan (including a change from a fixed maximum percentage of Shares to a fixed maximum number of Shares);
(d)remove or to exceed the insider participation limits set out in Section 4.3 or the non-executive director limit set out in Section 4.4;
(e)revise Section 9 to permit Awards granted under the Plan to be transferable or assignable other than for estate settlement purposes;
(f)amendments to the definition of “Eligible Person” that may permit the introduction or reintroduction of non-executive directors on a discretionary basis; or
(g)delete or reduce the range of amendments which require approval by the shareholders of the Corporation under this Section 13.2, shall be made without obtaining approval of the shareholders of the Corporation in accordance with the requirements of the Toronto Stock Exchange.
13.3    Amendment, Suspension or Discontinuance. No amendment, suspension or discontinuance of the Plan or of any Award may contravene the requirements of the Toronto Stock Exchange or any securities commission or other regulatory body to which the Plan or the Corporation is now or may hereafter be subject. Termination of the Plan shall not affect the ability of the Board to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.
13.4    Tax Provisions. Notwithstanding the foregoing:
(a)no amendment to the Plan shall cause the Plan or Performance Share Units, Restricted Share Units or Deferred Share Units granted to a Canadian Taxpayer hereunder to be made without the consent of such Canadian Taxpayer if the result of such amendment would be to cause the Performance Share Units, Restricted Share Units or Deferred Share Units to be a “salary deferral arrangement” under the Income Tax Act (Canada); and
(b)no amendment to the Plan shall cause the Plan with respect to Deferred Share Units granted to a Canadian Taxpayer hereunder to cease to meet the conditions of paragraph 6801(d) of the Regulations under the Income Tax Act (Canada) without the consent of such Canadian Taxpayer.
14.DIVIDEND EQUIVALENTS
The Board may determine whether and to what extent Dividend Equivalents will be credited to a Participant’s PSU Account, RSU Account and DSU Account with respect to Awards of Performance Share Units, Restricted Share Units or Deferred Share Units. Dividend Equivalents to be credited to a Participant’s PSU Account, RSU Account or DSU Account shall be credited as follows:
(a)any cash dividends or distributions credited to the Participant’s PSU Account, RSU Account or DSU Account shall be deemed to have been invested in additional Performance Share Units, Restricted Share Units or Deferred Share Units, as applicable, on the payment date established for the related dividend or distribution in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date by (ii) the Market Price of one Share on such payment date, and such additional Performance Share Units, Restricted Share Unit or Deferred Share Unit, as applicable, shall be subject to the same terms and conditions as are applicable in respect of the
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Performance Share Unit, Restricted Share Unit or Deferred Share Unit, as applicable, with respect to which such dividends or distributions were payable; and
(b)if any such dividends or distributions are paid in Shares or other securities, such Shares and other securities shall be subject to the same vesting, performance and other restrictions as apply to the Performance Share Units, Restricted Share Units or Deferred Share Unit, as applicable, with respect to which they were paid.
No Dividend Equivalent will be credited to or paid on Awards of Performance Share Units, Restricted Share Units or Deferred Share Units that have expired or that have been forfeited or terminated.
15.MISCELLANEOUS
15.1    No Rights as a Shareholder. Nothing contained in the Plan nor in any Award granted hereunder shall be deemed to give any Person any interest or title in or to any Shares or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation whatsoever with respect to Shares issuable pursuant to an Award until such Person becomes the holder of record of Shares.
15.2    Employment. Nothing contained in the Plan shall confer upon any Participant any right with respect to employment or continued employment or the right to continue to serve as a director or interfere in any way with the right of the Corporation or any subsidiary to terminate such employment or directorship at any time and for any reason. The Participant’s rights, if any, to continue to serve as an officer, employee, or otherwise of the Corporation or any subsidiary, shall not be enlarged or otherwise affected by his or her designation as a Participant under the Plan. Nothing in the Plan may be construed to provide any Participant with any rights whatsoever to compensation or damages in lieu of notice or continued participation in, or entitlements under, the Plan as a consequence of a Participant’s termination of employment (regardless of the reason for the termination and the party causing the termination, including a termination without cause). Participation in the Plan by an Eligible Person is voluntary. The amount of any compensation deemed to be received by a Participant as a result of participating in the Plan will not constitute compensation with respect to which any other employee benefits of that Participant are determined including, without limitation, benefits under any bonus, pension, profit-sharing, termination, severance or salary continuance plan, except as otherwise specifically determined by the Corporation in writing.
15.3    Record Keeping. The Corporation shall main appropriate registers in which shall be recorded all pertinent information with respect to the granting, amendment, exercise, vesting, expiry, forfeiture and termination of Awards. Such registers shall include, as appropriate:
(a)the name and address of each Participant;
(b)the number of Awards credited to each Participant’s account;
(c)any and all adjustments made to Awards recorded in each Participant’s account; and
(d)such other information which the Corporation considers appropriate to record in such registers.
15.4    Income Taxes. As a condition of and prior to participation in the Plan, an Eligible Person shall authorize the Corporation in written form to withhold from any payment otherwise payable to such Eligible Person any amounts required by any taxing authority to be withheld for taxes of any kind, source deductions or other amounts as a consequence of such participation in the Plan, the issuance of any Shares pursuant to the Plan or the settlement in cash and/or Shares of any Awards under the Plan. In addition, as a condition for the exercise of an Option, the Corporation may require a Participant to deliver to the Corporation all or a portion of the taxes, source deductions or other amounts required to be withheld or remitted by the Corporation under the Income Tax Act (Canada) and any applicable Canadian provincial taxation statute as a result of the exercise of the Option.
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15.5    No Representation or Warranty. The Corporation makes no representation or warranty as to the future market value of any Shares issued pursuant to the Plan.
15.6    Direction to Transfer Agents. Upon receipt of a certificate of an authorized officer of the Corporation directing the issue of Shares issuable under the Plan, the transfer agent of the Corporation is authorized and directed to issue and countersign share certificates for the Shares subject to the applicable Award in the name of such Participant or as may be directed in writing by the Participant.
16.TERM OF AWARD, EXPIRY, FORFEITURE AND TERMINATION OF AWARDS/BLACKOUT PERIODS
16.1    Term of Award. Subject to Section 16.3, in no circumstances shall the term of an Award exceed ten (10) years from the Grant Date.
16.2    Expiry, Forfeiture and Termination of Awards. If for any reason an Award expires without having been exercised or is forfeited or terminated, and subject to any extension thereof in accordance with the Plan, such Award shall forthwith expire and be forfeited and shall terminate and be of no further force or effect and no amount shall be payable to the applicable Participant in respect thereof as compensation, damages or otherwise.
16.3    Blackout Periods. Notwithstanding any other provision of the Plan, except as provided in Section 2.2 of the Addendum, if the expiry date or vesting date of an Award, other than a Performance Share Unit, Restricted Share Unit or Deferred Share Unit awarded to a Canadian Taxpayer, as applicable, is (i) during a Blackout Period, or (ii) within ten (10) trading days following the end of a Blackout Period, the expiry date or vesting date, as applicable, will be automatically extended for a period of ten (10) trading days following the end of the Blackout Period. In the case of a Performance Share Unit, Restricted Share Unit or Deferred Share Unit awarded to a Canadian Taxpayer or US Taxpayer (as defined in the Addendum), any settlement that is effected during a Blackout Period in order to comply with Section 13.4 in the case of a Canadian Taxpayer or the Addendum in the case of a US Taxpayer shall (subject to the requirements of applicable law) be settled in cash, notwithstanding any other provision hereof.
17.GOVERNING LAW & COMPLIANCE WITH APPLICABLE LAWS
The Plan shall be construed in accordance with and be governed by the laws of Ontario and shall be deemed to have been made therein. If any provision of the Plan or an Award contravenes any law or any order, policy, by-law, rule or regulation of any regulatory body or stock exchange having jurisdiction or authority over the securities of the Corporation or the Plan, then such provision may in the sole discretion of the Board be amended to the extent considered necessary or desirable to bring such provision into compliance therewith. The Corporation is not obligated to issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Board, in its sole discretion, such action would constitute a violation by a Participant, the Corporation or any of its affiliates of any provision of any applicable statutory or regulatory enactment of any government or government agency.
18.REGULATORY APPROVAL
The Plan shall be subject to the approval of any relevant regulatory authority whose approval is required. Any Awards granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such Awards may be exercised or shall vest unless such approval and acceptance is given.
19.EFFECTIVE DATE OF THE PLAN
This Plan was last amended and restated as of March 31, 2022 and was last approved by Shareholders on May 26, 2022. This Plan, as amended and restated on March 31, 2022, shall apply to all Awards granted hereunder on or after March 31, 2022. Awards granted prior to March 31, 2022 shall be governed by the terms of the Plan in effect prior to March 31, 2022.

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Addendum A – Special Provisions Applicable to US Taxpayers
This Addendum sets forth special provisions of the Plan that apply to US Taxpayers (as defined below) and forms part of the Plan. All capitalized terms, to the extent not otherwise defined herein, shall have the meanings set forth in the Plan.
1.DEFINITIONS
1.1    For the purposes of this Addendum:
“Disability” of a US Taxpayer with respect to an Incentive Stock Option means “permanent and total disability” as defined in Section 22(e)(3) of the US Code;
“Disqualifying Disposition” means any disposition of Shares acquired upon exercise of an Incentive Stock Option where such disposition occurs on or before the later of (i) the second anniversary of the Grant Date and (ii) the first anniversary of the exercise of such Incentive Stock Option (or the first anniversary of the date of vesting of such Shares, if initially subject to a substantial risk of forfeiture and no timely and effective election under Section 83(b) of the US Code is made with respect thereto).
“Fair Market Price” shall be equal to the volume-weighted average trading price of the Shares for the five (5) trading days immediately preceding the Grant Date as reported by the Toronto Stock Exchange, or, if the Shares are not listed on the Toronto Stock Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be, and in each case the “Grant Date” shall be not earlier than the sixth (6th) trading day immediately following the date the Board resolves to grant the Option. If the Shares are not publicly traded or quoted, then the “Fair Market Price” shall be the fair market value of the Shares as of the Grant Date, as determined by the Board acting in good faith and consistent with the principles of Sections 409A, 422 and/or 424 of the Code, as applicable;
“Incentive Stock Option” means any Option designated and qualified as an “incentive stock option” as defined in Section 422 of the US Code;
“Non-Qualified Stock Option” means any Option that is not an Incentive Stock Option;
“Separation From Service” shall mean, with respect to a US Taxpayer, that his or her employment with the Corporation and any entity that is to be treated as a single employer with the Corporation for purposes of United States Treasury Regulation Section 1.409A-1(h) terminates such that it is a separation from service within the meaning of United States Treasury Regulation Section 1.409A-1(h);
“Specified Employee” means a US Taxpayer who meets the definition of “specified employee,” as defined in Section 409A(a)(2)(B)(i) of the US Code;
“subsidiary corporation” means “subsidiary corporation” as defined in Section 424(f) of the US Code;
“Ten Percent Owner” means a US Taxpayer who, at the time an Award is granted, owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the US Code) shares possessing more than 10% of the total combined voting power of all classes of stock of the Corporation or any parent or subsidiary corporation, within the meaning of Section 422(b)(6) of the US Code;
“US Code” means the United States Internal Revenue Code of 1986, as amended and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder;
“US Code Section 409A” means Section 409A of the US Code and the regulations and other guidance promulgated thereunder;
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“US Code Section 409A Award” means an Award that is “nonqualified deferred compensation” within the meaning of US Code Section 409A;
“US Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations thereunder;
“US Securities Act” means the Securities Act of 1933, and the rules and regulations thereunder; and
“US Taxpayer” means a Participant who is a citizen or resident of the United States for purposes of the US Code, or whose Awards under the Plan are subject, or would be subject, to taxation under the US Code; provided that a Participant shall be treated as a US Taxpayer solely with respect to those affected Awards.
2.INCENTIVE STOCK OPTIONS
2.1    Incentive Stock Options and Non-Qualified Stock Options. Options granted under the Plan may be either Incentive Stock Options or Non-Qualified Stock Options. Notwithstanding Sections 3.2 and 5.1 of the Plan or any other provision of the Plan arguably to the contrary, Incentive Stock Options may only be granted to an Eligible Person who is an employee of the Corporation or a subsidiary corporation (and not of any other affiliate of the Corporation). To the extent that any Option (or portion thereof) does not qualify as an Incentive Stock Option, such Option (or portion thereof) shall be deemed a Non-Qualified Stock Option.
2.2    Term of Option. Notwithstanding any provision of the Plan arguably to the contrary:
(a)in no circumstances shall the term of an Option exceed ten (10) years from the Grant Date or be exercisable after the expiration of ten (10) years from the Grant Date; and
(b)in no circumstances shall the term of an Incentive Stock Option granted to a Ten Percent Owner exceed five (5) years from the Grant Date or be exercisable after the expiration of five (5) years from the Grant Date.
2.3    Termination of Option Due to Termination of Employment. In the case of an Incentive Stock Option, notwithstanding any provision of the Plan to the contrary: (i) in the event of the Eligible Person’s termination of employment due to death or Disability, the Incentive Stock Option shall expire on the earlier of the scheduled expiry date and one (1) year following the Termination Date, and (ii) in the event of the Eligible Person’s termination of employment for any reason other than (A) Disability, (B) for cause, or (C) due to death, the Incentive Stock Option shall expire on the earlier of the scheduled expiry date and three (3) months following the Termination Date.
2.4    Plan Limit on Incentive Stock Options. Subject to adjustment pursuant to Section 10 of the Plan and Sections 422 and 424 of the US Code, the aggregate number of Shares which may be issued under the Plan and which may be made subject to Incentive Stock Options shall not exceed 1,500,000.
2.5    Annual Limit on Incentive Stock Options. To the extent required for “incentive stock option” treatment under Section 422(d) of the US Code, the aggregate Fair Market Price (determined as of the Grant Date) of the Shares with respect to which Incentive Stock Options granted under the Plan and any other plan of the Corporation and its parent and subsidiary corporations that become exercisable or vest for the first time by a US Taxpayer during any calendar year shall not exceed US$100,000 or such other limit as may be in effect from time to time under Section 422 of the US Code. To the extent that any Option (or portion thereof) exceeds this limit, such Option (or portion thereof) shall constitute a Non-Qualified Stock Option.
2.6    Notice of Disqualifying Disposition. By accepting an Incentive Stock Option granted under the Plan, the Participant agrees to notify the Corporation in writing promptly after the Participant makes a Disqualifying Disposition of any Shares acquired pursuant to the exercise of such Incentive Stock Option, such notification to include the date and terms of the Disqualifying Disposition and such other information as the Corporation may reasonably require.
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3.0    OPTIONS
3.1    Option Price. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the Option Price of such Incentive Stock Option shall not be less than 110% of the Fair Market Price per Share determined as of the Grant Date. For all other US Taxpayers, the Option Price of an Incentive Stock Option shall not be less than 100% of the Fair Market Price per Share determined as of the Grant Date. The Option Price of a Non-Qualified Stock Option for all US Taxpayers shall not be less than 100% of the Fair Market Price per Share as determined as of the Grant Date.
3.2    Method of Exercise of Options. Section 5.4(b) of the Plan shall not be available if the Option being exercised is an Incentive Stock Option.
3.3    Option Award Agreement. The Option Award Agreement for US Taxpayers shall specify whether the Option subject to such Option Award Agreement is an Incentive Stock Option or a Non-Qualified Stock Option. If no such specification is made, the Option will be a Non-Qualified Stock Option. None of the Board, the Corporation or any of its subsidiaries or affiliates, or any of their respective employees or representatives shall be liable to any Participant or to any other Person if it is determined that an Option does not qualify for any intended tax treatment.
3.4    Service Recipient Stock. A Non-Qualified Stock Option may be granted to a US Taxpayer only if, with respect to such US Taxpayer, the Corporation is an “eligible issuer of service recipient stock” within the meaning of US Code Section 409A.
4.    PERFORMANCE SHARE UNITS AND RESTRICTED SHARE UNITS
4.1    Settlement of Performance Share Units for US Taxpayers. Notwithstanding the timing of settlement described in Sections 6.5 and 6.6 of the Plan, but subject to Section 7.4 of this Addendum, for US Taxpayers, settlements of vested Performance Share Units (and any vested Dividend Equivalents) credited to a US Taxpayer’s PSU Account shall in all events take place within 30 days after the earlier of (i) the PSU Vesting Date specified in the PSU Award Agreement and (ii) the date of the US Taxpayer’s death, in any case, without regard to receipt of the notice of settlement of Performance Share Units from the US Taxpayer.
4.2    Settlement of Restricted Share Units for US Taxpayers. Notwithstanding the timing of settlement described in Sections 7.5 and 7.6 of the Plan, but subject to Section 7.4 of this Addendum, for US Taxpayers, settlements of vested Restricted Share Units (and any vested Dividend Equivalents) credited to a US Taxpayer’s RSU Account shall in all events take place within 30 days after the earlier of (i) the RSU Vesting Date specified in the RSU Award Agreement and (ii) the date of the US Taxpayer’s death, in any case, without regard to receipt of the notice of settlement of Restricted Share Units from the US Taxpayer.
5.    DEFERRED SHARE UNITS
5.1    Elections for US Taxpayers. Section 8.1(b) of the Plan shall be applied in a manner consistent with United States Treasury Regulation Section 1.409A-2(a). Except as otherwise permitted under such regulation, a US Taxpayer’s election to defer a Deferred Annual Amount must be made by the end of the calendar year prior to the calendar year in which services giving rise to the right to payment of such Deferred Annual Amount are to be performed. Without limiting the generality of the foregoing, during a US Taxpayer’s first calendar year of eligibility in the Plan (as described in United States Treasury Regulation Section 1.409A-2(a)(7)) such US Taxpayer may, within 30 days after becoming eligible to participate in the Plan, elect to receive an Award of Deferred Share Units for such calendar year but solely with respect to compensation to be paid for services to be performed after the date such election is made.
5.2    Distribution Date for Settlement of DSUs Held By US Taxpayers. Notwithstanding the timing of settlement described in Sections 8.5 or 8.6 of the Plan, but subject to Section 7.4 of this Addendum, for US Taxpayers, settlements of vested Deferred Share Units credited to a US Taxpayer’s DSU Account shall in all events take place within 30 days after the date of the US Taxpayer’s Separation From Service without regard to receipt of the notice of settlement of Deferred Share Units from the US Taxpayer, unless a different fixed settlement date was specified in the applicable DSU Award Agreement at the time of grant of the Deferred Share Units (the “distribution date”). Notwithstanding any provision of the Plan arguably to the contrary (including Sections 11.2 and 13 of the Plan), any acceleration of the vesting of Deferred Share Units held by US Taxpayers will not result in the acceleration of the distribution date for such Deferred Share Units unless permitted under US Code Section 409A.
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5.3    Special Limitation Applicable to Eligible Persons Who Are Both a Canadian Taxpayer and a US Taxpayer. If the Deferred Share Units of a US Taxpayer are subject to tax under the income tax laws of Canada and also are subject to tax under the income tax laws of the United States, the following special rules regarding forfeiture will apply. For greater clarity, these forfeiture provisions are intended to avoid adverse tax consequences under US Code Section 409A and/or under paragraph 6801(d) of the Regulations under the Income Tax Act (Canada), that may result because of the different requirements as to the time of settlement of Deferred Share Units (and thus the time of taxation) with respect to a US Taxpayer’s Separation From Service (under US tax law) and his or her DSU Separation Date (under Canadian tax law). The intended consequence of this Section 5.3 of the Addendum is that payments or issuance of Shares to US Taxpayers in respect of Deferred Share Units will only occur if such US Taxpayer experiences both a Separation From Service and a DSU Separation Date. If a US Taxpayer does not experience both a Separation From Service and a DSU Separation Date, including but not limited to the circumstances listed below, such Deferred Share Units shall be immediately and irrevocably forfeited:
(a)a US Taxpayer experiences a Separation From Service as a result of a permanent decrease in the level of services such US Taxpayer provides to the Corporation or a related entity that is considered the same service recipient under US Code Section 409A to less than 20% of his or her past service, but such US Taxpayer continues to provide some level of service to the Corporation or a corporation related thereto within the meaning of the Income Tax Act (Canada); or
(b)a US Taxpayer experiences a Separation From Service as a result of ceasing to be a member of the Board, but such person continues providing services as an employee of the Corporation or a corporation related thereto within the meaning of the Income Tax Act (Canada); or
(c)a US Taxpayer, for any reason, experiences a DSU Separation Date but continues to provide services as an independent contractor such that he or she has not experienced a Separation From Service.
6.    TAXES
6.1    Payment of Taxes. Each US Taxpayer is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such US Taxpayer in connection with the Plan or any other plan maintained by the Corporation (including any taxes and penalties under US Code Section 409A), and neither the Corporation nor any subsidiary or affiliate of the Corporation shall have any obligation to indemnify or otherwise hold such US Taxpayer (or any other Person) harmless from any or all of such taxes or penalties.
6.2    Tax Withholding. A US Taxpayer shall be required to pay to the Corporation or any applicable subsidiary or affiliate thereof, and the Corporation and any such subsidiary or affiliate shall have the right and is hereby authorized to withhold, from any cash or other compensation payable under the Plan, or from any other compensation or amounts owing to the US Taxpayer, the amount of any required withholding taxes in respect of amounts paid under the Plan and to take such other action as may be necessary in the opinion of the Corporation to satisfy all obligations for the payment of such withholding taxes.
7.    MISCELLANEOUS
7.1    Non-Assignability. Notwithstanding Section 9 of the Plan, no Incentive Stock Option shall be transferable by the Participant otherwise than by will or by the laws of descent and distribution and all Incentive Stock Options shall be exercisable, during the Participant’s lifetime, only by the Participant, or by the Participant’s legal representative or guardian in the event of the Participant’s Disability. Section 9 of the Plan shall apply to US Taxpayers with respect to Non-Qualified Stock Options, Performance Share Units, Deferred Share Units and Restricted Share Units to the extent permissible under applicable US securities and other laws and regulatory requirements.
7.2    Amendments. In addition to the provisions of Section 13 of the Plan, to the extent determined by the Board to be necessary or desirable to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the US Code, Plan amendments as they relate to or affect US Taxpayers shall be subject to approval by the Corporation’s shareholders entitled to vote at a meeting of shareholders to the extent such amendments require shareholder approval under Section 422 of the US Code. Without limiting the foregoing, an amendment to increase the aggregate number of Shares which may be issued under the Plan and which may be made subject to Incentive Stock Options as set forth in Section 2.4 of this Addendum must be approved by the Corporation’s shareholders within 12 months of adoption of such amendment. Notwithstanding the provisions of Section 13 of the Plan, no amendment in respect of an Award to a US Taxpayer shall be made without the consent of such US Taxpayer if the result of such amendment would be to cause the Award to violate the requirements of US Code Section 409A or lose the qualification as an “incentive stock option” under Section 422 of the US Code, as applicable.
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7.3    Duration of Plan for Incentive Stock Options. The Plan including the Addendum was last amended and restated as of March 31, 2022 (the “Adoption Date”) and was last approved by the Corporation’s shareholders on May 26, 2022 (the “Approval Date”). No Incentive Stock Options may be granted under this Plan (including this Addendum) after the tenth anniversary of the earlier of the Adoption Date or the Approval Date.
7.4    US Code Section 409A. Each Award granted under the Plan is intended to comply with US Code Section 409A or an exemption therefrom, and the Plan, the Addendum and all Award Agreements shall be construed and interpreted consistent with such intent. Notwithstanding the foregoing, to the extent that any Award is determined to constitute a US Code Section 409A Award, such Award will be subject to such additional rules and requirements as specified by the Board from time to time in order to comply with US Code Section 409A. If any provision of the Plan, the Addendum or any Award Agreement contravenes US Code Section 409A or could cause a US Taxpayer to incur any tax, interest or penalties under US Code Section 409A, the Board may, in its sole discretion and without the affected US Taxpayer’s consent, modify such provision to: (i) comply with, or avoid being subject to, US Code Section 409A, or to avoid incurring taxes, interest and penalties under US Code Section 409A; and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the affected US Taxpayer of the applicable provision without materially increasing the cost to the Corporation or contravening US Code Section 409A. However, the Corporation shall have no obligation to modify the Plan, the Addendum or any Award and does not guarantee that Awards will not be subject to taxes, interest and penalties under US Code Section 409A.
In the case of a US Code Section 409A Award, all payments to be made upon (or on a timeline determined by reference to) a US Taxpayer’s Termination Date shall only be made upon such US Taxpayer’s Separation From Service, and “termination,” “termination of employment” and like terms will be construed accordingly. If a US Taxpayer is a Specified Employee on the date of his or her Separation From Service, then, to the extent necessary to avoid any interest, penalties and/or additional tax imposed pursuant to US Code Section 409A, any amounts payable in respect of a US Code Section 409A Award held by such US Taxpayer that are otherwise required to be made as a result of his or her Separation From Service shall be delayed for the first six (6) months following such Separation From Service and shall instead be paid in a single lump sum within 30 days following the end of such six-month period; provided, that if such US Taxpayer dies during such six-month period, then any payments so delayed shall be paid to such US Taxpayer’s estate within 30 days following such US Taxpayer’s death; provided, further, that any remaining amounts in respect of the US Code Section 409A Award that are due beyond the six-month period following such US Taxpayer’s Separation From Service shall be paid without delay and at the times such payments are otherwise scheduled to be made. Each payment payable in respect of an Award shall be treated as a separate payment in a series of payments within the meaning of, and for purposes of, US Code Section 409A.
The acceleration or delay of the time or schedule of any vesting, exercise, settlement or payment of any Award that is subject to (or would make such Award subject to) US Code Section 409A, whether or not in connection with a Change in Control, is prohibited except as permitted under US Code Section 409A.
Notwithstanding anything herein to the contrary, neither the Corporation nor any of its subsidiaries or affiliates shall have any liability to any Participant or to any other Person if the Plan, the Addendum or any Award Agreement (or any payment or benefit provided with respect to any Award) that is intended to be exempt from or compliant with US Code Section 409A is not so exempt or compliant.

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7.5    Priority. Except as specifically provided in this Addendum, the provisions of the Plan and the Participant’s Award Agreement shall govern. For Participants who are US Taxpayers, in the event of any inconsistency or conflict between the provisions of (i) the Plan and/or a Participant’s Award Agreement, and (ii) this Addendum, the terms of this Addendum shall prevail.

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SCHEDULE “C”

ALAMOS GOLD INC.
EMPLOYEE SHARE PURCHASE PLAN

Amended and Restated on April 9, 2014, May 7, 2015, July 30, 2015, March 21, 2019, and
March 31, 2022.
1.PURPOSE
The purpose of the Plan is to advance the long-term interests of the Corporation by providing officers and employees of the Corporation and its subsidiaries with the opportunity and incentive, through the ability to purchase Shares, to acquire an ownership interest in the Corporation, and to promote a greater alignment of interests between such persons and shareholders of the Corporation.
2.DEFINITIONS AND INTERPRETATION
2.1    Definitions. For purposes of the Plan, the following words and terms shall have the following meanings:
“Active Employment” or “Actively Employed” means when a Participant is employed and actively providing services to the Corporation or any subsidiary, or a Participant is on a vacation or a leave of absence approved by the Corporation or any subsidiary or authorized under applicable law. For purposes of this Plan, except as may be required to comply with minimum requirements of applicable employment standards legislation, a Participant is not Actively Employed if his or her employment has been terminated by the Participant’s resignation or retirement or by the Corporation or any subsidiary, regardless of whether the Participant’s employment has been terminated with or without cause, lawfully or unlawfully or with or without notice, and, except as may be required by minimum requirements of applicable employment standards legislation, Active Employment does not include any period during, or in respect of, which a Participant is receiving or is entitled to receive payments in lieu of notice (whether by way of lump sum or salary continuance), benefits continuance, severance pay, damages for wrongful dismissal or other termination related payments or benefits, in each case, whether pursuant to statute, contract, common law, civil law or otherwise;
“Addendum” means the addendum for US Taxpayers (as defined in the Addendum) attached hereto as Addendum A – Special Provisions Applicable to US Taxpayers and forming part of the Plan;
“Administrator” means any third-party administrator retained by the Board to perform administrative duties under the Plan;
“affiliate” means an “affiliated company” determined in accordance with the Securities Act (Ontario) and also includes those entities that are similarly related, whether or not any of the entities are corporations, companies, partnerships, limited partnerships, trusts, income trusts or investment trusts or any other organized entity issuing securities;
“Base Salary” means regular gross hourly wages or base salary (as applicable), excluding in each case payments for overtime, shift differentials, incentive compensation, bonuses, commissions and other special payments, fees, allowances or extraordinary compensation;
“Benefits Representative” means the Participant Benefits Coordinator of the Corporation or such other Person, regardless of whether employed by the Corporation, who has been formally, or by operation or practice, designated by the Corporation to assist with the day-to-day administration of the Plan;
“Blackout Period” means any period during which an Eligible Person is prohibited from trading in securities of the Corporation pursuant to the Corporation’s Insider Trading Policy;
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“Board” means the board of directors of the Corporation or, if established and duly authorized to act, a committee of the board of directors of the Corporation;
“Business Day” means any day, other than Saturday, Sunday or any statutory holiday in the Province of Ontario, Canada;
“Canadian Taxpayer” means a Participant liable to pay income taxes in Canada as a result of the receipt of Shares pursuant to the Plan;
“Corporation” means Alamos Gold Inc., including its subsidiaries and affiliates as the context requires;
“Dividend Equivalents” means the right, if any, granted under Section 10, to receive payments in cash or in Shares, based on dividends declared on Plan Shares;
“Eligible Person” means any of the following individuals:
(a)any officer of the Corporation or any subsidiary; or
(b)any employee of the Corporation or any subsidiary,
provided that the officer or employee has been Actively Employed by the Corporation or any subsidiary for at least three (3) months and has not experienced a Termination Date;
“employee” means any regular full-time or part-time employee of the Corporation, excluding, for certainty, contractors and fixed-term employees, or any subsidiary as designated in the payroll records of the Corporation or subsidiary (as applicable), and for purposes hereof:
(a)an employee may in the discretion of the Corporation include an employee who is on a leave of absence;
(b)an absence from employment on account of temporary illness, authorized vacation, temporary leaves of absence authorized by the Corporation or subsidiary for reasons of professional advancement, education, health or government service, or during any period required by applicable employment standards legislation to be treated as a leave of absence which, by virtue of applicable law, cannot result in a termination of employment, shall not disqualify an individual from being an employee;
(c)an individual who is a seasonal or temporary worker shall not qualify as an employee; and
(d)an employee is eligible to join the Plan as of the first day of the next Purchase Period following the Purchase Period in which the employee becomes an Eligible Person;
“Employer’s Contribution” means, in respect of a Participant, the amount credited to a Participant’s ESPP Account each Purchase Period by the Corporation or subsidiary (as applicable), being an amount equal to 50% of the Participant’s Contribution for the applicable Purchase Period;
“ESPP Account” has the meaning ascribed in Section 5.5;
“Holding Period” has the meaning ascribed in Section 5.7;
“Insider” means an “insider” determined in accordance with the TSX Company Manual in respect of the rules governing Security-Based Compensation Arrangements, as such definition may be amended, supplement or replaced from time to time;
“Market Price”, as of a particular date, shall be deemed to be the volume-weighted average trading price of the Shares for the five (5) trading days immediately preceding such date as reported by the Toronto Stock Exchange, or, if the Shares are not listed on the Toronto Stock Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be. If the Shares are not publicly traded or quoted, then the “Market Price” shall be the fair market value of the Shares, as determined by the Board, on the particular date;
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“Market Purchase” has the meaning ascribed in Section 5.6(b);
“Participant” means an Eligible Person who is participating in the Plan, or his or her Personal Representatives or Permitted Assigns, as the context requires;
“Participant’s Contribution” means the amount credited to a Participant’s ESPP Account each Purchase Period out of the Participant’s Base Salary, being an amount equal to the Participant’s Base Salary multiplied by the Payroll Deduction Rate for that Purchase Period;
“Payroll Deduction Rate” means the percentage of a Participant’s Base Salary to be deducted each Purchase Period as the Participant’s Contribution, expressed in whole numbers as a percentage that is not less than 1% nor or more than 10% of the Participant’s Base Salary;
“Permitted Assign” means a “permitted assign” as defined in National Instrument 45‑106 – Prospectus Exemptions of the Canadian Securities Administrators;
“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;
“Personal Representative” means:
(a)in the case of a Participant who, for any reason, is incapable of managing its affairs, the Person entitled by law to act on behalf of such Participant; and
(b)in the case of a deceased Participant, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so;
“Plan” means this employee share purchase plan, including its schedules, as supplemented or amended from time to time;
“Plan Shares” means Shares purchased in accordance with Section 5.6, including Shares acquired on account of Dividend Equivalents awarded in respect of such Shares;
“Purchase Date” means the fifth Business Day following the applicable Purchase Period or as soon as reasonably possible thereafter;
“Purchase Period” means monthly, quarterly or any other regular purchase interval as determined by the Corporation from time to time;
“Security-Based Compensation Arrangement” has the meaning ascribed in Section 613(b) of the TSX Company Manual, as amended, amended and restated or replaced from time to time and shall include:
(a)stock option plans for the benefit of employees, insiders, service providers, or any one of such groups;
(b)individual stock options granted to employees, service providers, or insiders if not granted pursuant to a plan previously approved by the Corporation’s security holders;
(c)stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased;
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(d)stock appreciation rights involving issuances of securities from treasury;
(e)any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation; and
(f)security purchases from treasury by an employee, insider, or service provider which is financially assisted by the Corporation by any means whatsoever;
“Service Agreement” means any written agreement between a Participant and the Corporation or any subsidiary (as applicable), in connection with that Participant’s employment as an officer or employee or the termination of such employment, as amended, replaced or restated from time to time;
“Shares” mean Class A common shares of the Corporation;
“subsidiary” means a “subsidiary” determined in accordance with National Instrument 45‑106 – Prospectus Exemptions of the Canadian Securities Administrators, that has been designated by the Corporation as a subsidiary whose officers or employees shall be eligible to participate in the Plan;
“Termination Date” means the Participant’s last day of Active Employment by the Corporation or any subsidiary for any reason whatsoever, but in any case (i) regardless of whether the Participant’s employment is terminated with or without cause, through actions or events constituting constructive dismissal, lawfully or unlawfully, with or without any adequate reasonable notice, or with or without any adequate compensation in lieu of such reasonable notice, and without regard to whether the Participant continues thereafter to receive any compensatory payments or other amounts from the Corporation or any subsidiary and (ii) except as may be required by minimum requirements of applicable employment standards legislation, does not include any severance period or notice period to which the Participant might then be entitled or any period of salary continuance or deemed employment or other damages paid or payable to the Participant in respect of his or her termination of employment, and, in the case of both subsections (i) and (ii), whether pursuant to any applicable statute, contract, civil law, the common law or otherwise. Any such severance period or notice period shall not be considered a period of employment for the purposes of a Participant’s rights under the Plan; and
“Treasury Purchase” has the meaning ascribed in Section 5.6(b).
2.2    Headings. The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.
2.3    Context; Construction. Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.
2.4    Statutes. Any reference to a statute, regulation, rule, instrument, or policy statement shall refer to such statute, regulation, rule, instrument, or policy statement as the same may be amended, replaced or re-enacted from time to time.
2.5    Canadian Funds. Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada. Any amounts paid under the Plan shall be paid in Canadian dollars.
2.6    Addendum. The following addendum is attached to, forms part of, and shall be deemed to be incorporated in, the Plan:

Addendum	Title
Addendum A	Special Provisions Applicable to US Taxpayers
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2.7    Schedules. The following schedules are attached to, form part of, and shall be deemed to be incorporated in, the Plan:

Schedule	Title
A	Payroll Deduction Authorization Form

3.ADMINISTRATION OF THE PLAN
3.1    The Plan shall be administered by the Board.
3.2    The Board shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:
(a)to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan and to amend or revoke such policies, rules and regulations;
(b)to interpret and construe the Plan and to determine all questions arising out of the Plan and any Plan Shares, and any such interpretation, construction or determination made by the Board shall be final, binding and conclusive for all purposes;
(c)to determine the vesting criteria, holding requirements or other restrictions applicable to Plan Shares, if any, subject to the requirements of applicable securities laws and regulatory requirements;
(d)to prescribe the form of the instruments relating to awards of Plan Shares and all ancillary documents and instruments related to the Plan and Plan Shares; and
(e)subject to Section 9, to make all other determinations under, and such interpretations of, and to take all such other steps and actions in connection with the proper administration of the Plan as it, in its sole discretion, may deem necessary or advisable.
The Board’s guidelines, rules, regulation, interpretations and determinations shall be conclusive and binding upon the Corporation and all other Persons.
3.3    Delegation. The Board may delegate to any director, officer or employee of the Corporation, including but not limited to a Committee of the Board, such of the Board’s duties and powers relating to the Plan as the Board may see fit, subject to applicable law.
3.4    Use of Administrative Agent. The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer the Plan and to act as trustee to hold and administer Plan Shares and the assets that may be held in respect of the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion.
3.5    Limitation of Liability and Indemnification. No member of the Board or a Committee of the Board will be liable for any action or determination taken or made in good faith with respect to the Plan or any Plan Shares and each such member shall be entitled to indemnification by the Corporation with respect to any such action or determination in the manner provided for by the Board or a Committee of the Board.
4.SHARES SUBJECT TO THE PLAN AND INSIDER PARTICIPATION LIMITS
4.1    Shares Subject to the Plan. Subject to adjustment under the provisions of Section 7, the aggregate number of Plan Shares to be reserved and set aside for issue from treasury under the Plan shall not exceed 0.8% of the Shares issued and outstanding from time to time on a non-diluted basis, provided that the aggregate number of Shares issued from treasury pursuant to this Plan, together with all other established Security-Based Compensation Arrangements of the Corporation (other than any securities issued pursuant to Section 613(c) (Employment Inducements) of the TSX Company Manual), shall not exceed 4% of the issued and outstanding Shares at the time the Shares are available (on a non-diluted basis).
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4.2    Shares Available for Future Grants. Any Plan Shares awarded under the Plan which for any reason are forfeited or terminated or that are settled by Market Purchases and not Treasury Purchases shall again be available for future awards of Plan Shares under the Plan.
4.3    Insider Participation Limits. The Plan, when combined with all of the Corporation’s other established Security-Based Compensation Arrangements, shall not result at any time in:
(a)a number of Shares issued to Insiders within a one-year period exceeding 5% of the issued and outstanding Shares; and
(b)the number of Shares issuable to Insiders at any time exceeding 5% of the issued and outstanding Shares.
5.SHARE PURCHASES
5.1    Eligibility. Any Eligible Person as of the first day of a Purchase Period may become a Participant upon enrolment in the Plan in accordance with Section 5.2. Each Eligible Person who ceases to be a Participant and who later becomes a Participant shall be treated as a new Participant for eligibility purposes under the Plan.
5.2    Enrolment. To enroll in the Plan, an Eligible Person shall execute and deliver to the Benefits Representative a payroll deduction authorization form, substantially in the form of Schedule A - Payroll Deduction Authorization Form or such other form(s) as prescribed by the Corporation or the Benefits Representative from time to time. Such authorization must specify the Participant’s Payroll Deduction Rate selected by the Eligible Person and such other information as is required by the Benefits Representative. Upon receipt by the Benefits Representative, the payroll deduction authorization form shall authorize the Corporation or subsidiary (as applicable) to deduct from the Participant’s Base Salary and credit to the Participant’s ESPP Account the Participant’s Contribution authorized by such form.
5.3    Participant’s Contributions.
(a)Participant’s Contributions by Payroll Deductions. Beginning on the first day of the payroll period in the Purchase Period that next commences after the Participant has delivered his or her payroll deduction authorization form in accordance with Section 5.2, the Corporation or subsidiary (as applicable) shall deduct the Participant’s Payroll Deduction Rate from each payment of the Participant’s Base Salary and shall credit such amount to the Participant’s ESPP Account. The Corporation shall have no obligation to pay interest on the Participant’s Contributions or to hold such amounts in a trust or in any segregated account.
(b)No Other Participant’s Contributions Permitted. A Participant may not make any separate cash payment other than the Participant’s Contributions into the Participant’s ESPP Account.
(c)Continuing Effect of Payroll Deduction Authorization. The deduction and crediting of a Participant’s Contributions for a Participant will start on the first day of the payroll period in the Purchase Period that next commences after the Participant has delivered his or her payroll deduction authorization form in accordance with Section 5.2, and shall continue until the first day of the payroll period in the Purchase Period that next commences after the date on which the Participant (i) elects to increase, decrease, suspend, terminate or resume such deductions and credits pursuant to Section 5.3(d), or (ii) ceases to qualify as an Eligible Person, and, in each case, subject to Section 5.9.
(d)Changes in Participant’s Contributions. A Participant may increase, decrease, suspend, terminate or resume his or her Participant’s Contributions under the Plan by giving written notice to the Benefits Representative at such time and in such form as the Corporation or Benefits Representative may prescribe from time to time. Such increase, decrease, suspension, termination or resumption will be effective as of the first day of the payroll period in the Purchase Period that next follows receipt by the Benefits Representative of the Participant’s written notice or such other later date as is administratively practicable. A Participant shall be entitled to increase, decrease, suspend, terminate or resume his or her Participant’s Contributions no more than two times per calendar year, or three times per calendar year for employees returning from a leave of absence.
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(e)Blackout Periods. Notwithstanding any other provision of the Plan, if a Blackout Period is in effect, (i) an Eligible Person subject to the Blackout Period may not enroll in the Plan until after the end of the Blackout Period, and (ii) a Participant subject to the Blackout Period may not increase, decrease, suspend, terminate or resume his or her Participant’s Contributions until after the end of the Blackout Period.
5.4    Employer’s Contributions. Each Employer’s Contribution shall be credited to each Participant’s ESPP Account at the same time as the Participant’s Contribution to which the Employer’s Contribution relates.
5.5    ESPP Account. A separate notional account shall be maintained for each Participant with respect to the Participant’s Contributions, the Employer’s Contributions and Plan Shares awarded to the Participant (an “ESPP Account”) in accordance with Section 11.3. Plan Shares awarded to the Participant from time to time pursuant to Section 5 shall be credited to the Participant’s ESPP Account and are required to be held by the Participant in accordance with Section 5.7. On the forfeiture or termination of the Plan Shares pursuant to the terms of the Plan, the Plan Shares credited to the Participant’s ESPP Account will be cancelled and, subject to minimum requirements of applicable employment standards legislation, no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise, including on account of severance, payment in lieu of notice or damages for wrongful dismissal. Interest shall not accrue on cash held in the ESPP Account.
5.6    Purchase of Plan Shares.
(a)Purchase of Plan Shares on Purchase Date. On the Purchase Date, the Administrator shall aggregate the Participant’s Contributions, Employer’s Contributions and Dividend Equivalents awarded in respect of Plan Shares held in each Participant’s ESPP Account and shall use such amounts to acquire Plan Shares for such Participant by way of a Treasury Purchase or a Market Purchase in accordance with this Section 5.6, provided that, in no event shall the number of Plan Shares acquired by any one Participant in any calendar year exceed thirty thousand (30,000) (or such other maximum number of Plan Shares as determined from time to time by the Corporation).
(b)Source of Plan Shares. Plan Shares acquired by the Administrator under the Plan will, at the sole option of the Corporation, either be Shares issued from the treasury of the Corporation (a “Treasury Purchase”) or Shares acquired on the open market through the facilities of the Toronto Stock Exchange or the New York Stock Exchange (in each instance, a “Market Purchase”).
(c)Price of Market Purchase Shares. The price of Shares acquired through a Market Purchase will be 100% of the average purchase price of the Shares purchased by the Administrator on behalf of the Participants through the facilities of the Toronto Stock Exchange or the New York Stock Exchange, as applicable, on the date that such Shares were acquired by the Administrator pursuant to a Market Purchase. Neither the Corporation nor the Benefits Representative will exercise any direct or indirect control over the price paid for Shares acquired under the Plan. The Administrator will control the time, amount and manner of the purchases of any Shares acquired through a Market Purchase.
(d)Price of Treasury Purchase Shares. The price of Shares acquired through a Treasury Purchase will be a price per Share equal to 100% of the Market Price on the date such Shares are issued.
(e)Fractional Shares. No fractional Shares shall be awarded under the Plan. All fractions will be rounded up to the nearest whole Share.
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(f)Direct Registration System. Participants’ Plan Shares shall be registered with the transfer agent’s direct registration system, without having a physical security certificate issued as evidence of ownership.
(g)Fees and Commissions. The Corporation shall be responsible for all fees and commissions in relation to a purchase of Plan Shares pursuant to the Plan.
5.7    Holding Period. Plan Shares purchased with Employer’s Contributions, including Shares acquired on account of Dividend Equivalents awarded in respect of such Shares, may be sold or withdrawn from the Participant’s ESPP Account following a six (6) month period commencing on the date such Shares are acquired (the “Holding Period”). For greater certainty, Plan Shares purchased with Participant’s Contributions, including Shares acquired on account of Dividend Equivalents awarded in respect of such Shares, may be sold or withdrawn from the Participant’s ESPP Account on the date such Shares are acquired in accordance with the terms of the Plan. Unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement, Plan Shares acquired under the Plan and Shares acquired on account of Dividend Equivalents awarded in respect of such Plan Shares, shall vest immediately.
5.8    Sales and Withdrawals of Plan Shares from ESPP Account.
(a)Shares. Subject to compliance with applicable laws, any restrictions as may be prescribed by the Board and the Holding Period, Participants are entitled to sell or withdraw some or all Plan Shares held in their ESPP Account twice per calendar year.
(b)Sale/Withdrawal Requests. Plan Shares may be sold or withdrawn by the Participant by delivering to the Administrator a notice of sale or withdrawal, in the form and in the manner required by the Administrator from time to time, specifying the number of Plan Shares with respect to which the notice of sale or withdrawal is being delivered. Such Plan Shares will be sold on the Toronto Stock Exchange and/or New York Stock Exchange, as determined by the Administrator, as soon as is administratively practical after receipt of the request. The sale price for such Plan Shares shall be the prevailing market price of the Shares at the time of such sale.
(c)Administrative Fees and Commissions. Participants shall be responsible for all fees and commissions in relation to the sale or withdrawal of their Plan Shares, whether the sale or withdrawal was carried out by the Participant or by the Corporation or the Administrator upon the Participant’s request.
5.9    Termination of Employment. Unless otherwise determined by the Board, or unless otherwise provided in the Participant’s Service Agreement, if a Participant’s employment terminates in any of the following circumstances, then notwithstanding the Holding Period in Section 5.7, Plan Shares and any accumulated cash in the Participant’s ESPP Account shall be treated in the manner set forth below:

Reason for Termination	Treatment of Plan Shares
Death
The Participant’s Personal Representative may elect to withdraw or sell all the Plan Shares credited to the Participant’s ESPP Account as of the date of death, by making an election in the form and in the manner prescribed by the Administrator from time to time. In the event that no such written notice of election is received by the Administrator within 30 days of the Participant’s date of death, the Participant’s Personal Representative (or such other designated person) will automatically be deemed to have elected to sell the balance of Plan Shares in accordance with Section 5.8(b) as of the 31st day following the date of death. Thereafter, any accumulated cash credited to the Participant’s ESPP Account as of the date of death will be delivered to, or on behalf of, the Participant as soon as administratively practicable

Termination for any reason other than death, including a Termination for Cause, Termination without Cause, Retirement and Resignation
The Participant may elect to withdraw or sell all the Plan Shares credited to the Participant’s ESPP Account as of the Termination Date, by making an election in the form and in the manner prescribed by the Administrator from time to time. In the event that no such written notice of election is received by the Administrator within 30 days of the Termination Date, the Participant will automatically be deemed to have elected to sell the balance of the Plan Shares in accordance with Section 5.8(b) as of the 31st day following the Termination Date. Thereafter, any accumulated cash credited to the Participant’s ESPP Account as of the Termination Date will be delivered to, or on behalf of, the Participant as soon as administratively practicable.

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6.NON-ASSIGNABILITY AND NON-TRANSFERABILITY OF SHARES
Any Plan Shares or other entitlements awarded pursuant to the Plan are personal to the Participant and may not be assigned, transferred, charged, pledged or otherwise alienated, other than to a Participant’s Permitted Assigns or Personal Representatives.
7.ADJUSTMENTS
7.1    The number and kind of securities subject to the Plan shall be adjusted in the event of a reorganization, recapitalization, stock split or redivision, reduction, combination or consolidation, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Corporation, in such manner, if any, and at such time, as the Board, in its sole discretion, may determine to be equitable in the circumstances. Failure of the Board to provide for an adjustment shall be conclusive evidence that the Board has determined that it is equitable to make no adjustment in the circumstances. If an adjustment results in a fractional share, the fraction shall be disregarded and no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise.
7.2    If at any time the Corporation grants to its shareholders the right to subscribe for and purchase pro rata additional securities of any other corporation or entity, there shall be no adjustments made to the Shares or other securities subject to the Plan in consequence thereof and the Shares subject to the Plan shall remain unaffected.
7.3    The adjustments provided for in this Section 7 shall be cumulative.
7.4    On the happening of each and every of the foregoing events, the applicable provisions of the Plan shall be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to the Plan.
8.PRIORITY OF AGREEMENTS
8.1    Priority of Agreements. In the event of any inconsistency or conflict between the provisions of the Plan and a Participant’s Service Agreement, the provisions of the Participant’s Service Agreement shall prevail with respect to such Participant unless the terms of the Participant’s Service Agreement would either (i) cause a violation of US Code 409A in respect of a Participant that is a US Taxpayer (as defined in the Addendum), or (ii) cause the Plan to be a “salary deferral arrangement” as defined in the Income Tax Act (Canada) in respect of a Participant that is a Canadian Taxpayer, in which case the terms of the Plan shall prevail.
8.2    Termination Provisions in Service Agreements. In the event that a Participant’s Service Agreement contains provisions respecting the forfeiture and termination of such Plan Shares, the forfeiture and termination of such Plan Shares shall be governed by the terms and conditions of the Participant’s Service Agreement with respect to such Participant.
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9.AMENDMENT, SUSPENSION OR TERMINATION OF PLAN
9.1    Discretion to Amend the Plan. Subject to Section 9.3, the Board may amend the Plan or Plan Shares at any time, provided, however, that no such amendment may materially and adversely affect any Plan Shares previously awarded to a Participant without the consent of the Participant, except to the extent required by applicable law or the rules of the Toronto Stock Exchange. Any amendment under this Section 9 shall be subject to all necessary regulatory approvals. Without limiting the generality of the foregoing, the Board may make certain amendments to the Plan or Plan Shares without obtaining the approval of the shareholders of the Corporation including, but not limited to amendments which are intended to:
(a)ensure compliance with applicable laws, regulations or policies, including, but not limited to the rules and policies of any stock exchange on which the Shares are listed for trading;
(b)provide additional protection to shareholders of the Corporation;
(c)remove any conflicts or other inconsistencies which may exist between any terms of the Plan and any provisions of any applicable laws, regulations or policies, including, but not limited to the rules or policies of any stock exchange on which the Shares are listed for trading;
(d)cure or correct any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;
(e)facilitate the administration of the Plan;
(f)amend the definitions of the terms used in the Plan, the dates on which Participants may become eligible to participate in the Plan, the minimum and maximum permitted Payroll Deduction Rate, the amount of Participant’s Contributions and the procedures for making, changing, processing, holding and using such contributions, vesting, the rights of holders of Shares, the rights to sell or withdraw Plan Shares, including any holding period, and cash credited to a Participant’s ESPP Account and the procedures for doing the same, the interest payable on cash credited to a Participant’s ESPP Account, the transferability of Plan Shares, contributions or rights under the Plan, the adjustments to be made in the event of certain transactions, Plan expenses, restrictions on corporate action, or use of funds; or
(g)make any other change that is not expected to materially adversely affect the interests of the shareholders of the Corporation.
9.2    Amendments Requiring Shareholder Approval. Notwithstanding Section 9.1, no amendments to the Plan or Plan Shares to:
(a)extend the date on which Plan Shares will be forfeited or terminated in accordance with their terms;
(b)increase the fixed maximum percentage of Shares reserved for issuance under the Plan (including a change from a fixed maximum percentage of Shares to a fixed maximum number of Shares), other than pursuant to Section 7;
(c)revise the definition of Market Price or the method for determining the purchase price of Shares set out in Section 5.6 that would result in a decrease in the purchase price of such Shares for the benefit of an Insider;
(d)remove or to exceed the insider participation limits set out in Section 4.3;
(e)revise Section 6 to permit Plan Shares awarded under the Plan to be transferable or assignable other than for estate settlement purposes;
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(f)amend the definition of “Eligible Person” to permit the introduction or reintroduction of non-executive directors on a discretionary basis;
(g)revise the definition of “Employer’s Contribution” that would result in an increase to the employer matching contribution amount;
(h)revise the Plan to provide a purchase price discount on Plan Shares; or
(i)delete or reduce the range of amendments which require approval by the shareholders of the Corporation under this Section 9.2, shall be made without obtaining approval of the shareholders of the Corporation in accordance with the requirements of the Toronto Stock Exchange.
9.3    Amendment, Suspension or Discontinuance. No amendment, suspension or discontinuance of the Plan or of any Shares awarded under the Plan may contravene the requirements of the Toronto Stock Exchange or any securities commission or other regulatory body to which the Plan or the Corporation is now or may hereafter be subject to. Termination of the Plan shall not affect the ability of the Board to exercise the powers granted to it hereunder with respect to Shares awarded under the Plan prior to the date of such termination.
9.4    Tax Provisions. Notwithstanding the foregoing, no amendment to the Plan shall cause the Plan or Shares awarded to a Canadian Taxpayer hereunder to be made without the consent of such Canadian Taxpayer if the result of such amendment would be to cause the Shares to be a “salary deferral arrangement” under the Income Tax Act (Canada).
10.DIVIDEND EQUIVALENTS
Dividend Equivalents shall be credited to a Participant’s ESPP Account as follows:
(a)any cash dividends or distributions credited to the Participant’s ESPP Account shall be deemed to have been invested in additional Shares on the payment date established for the related dividend or distribution in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date by (ii) the Market Price of one Share on the dividend payment date, and such additional Shares shall be subject to the same terms and conditions as are applicable in respect of the Shares with respect to which such dividends or distributions were payable; and
(b)if any such dividends or distributions are paid in Shares or other securities, such Shares and other securities shall be subject to the same Holding Period and the same vesting and other restrictions (if applicable) as apply to the Shares with respect to which they were paid.
No Dividend Equivalent will be credited to or paid on Shares that have been forfeited or terminated.
11.MISCELLANEOUS
11.1    No Rights as a Shareholder. Nothing contained in the Plan nor in any Shares awarded hereunder shall be deemed to give any Person any interest or title in or to any Shares or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation whatsoever with respect to Shares awarded pursuant to the Plan until such Person becomes the holder of record of Plan Shares.
11.2    Employment. Nothing contained in the Plan shall confer upon any Participant any right with respect to employment or continued employment or interfere in any way with the right of the Corporation or any subsidiary to terminate such employment at any time and for any reason. The Participant’s rights, if any, to continue to serve as an officer, employee, or otherwise of the Corporation or any subsidiary, shall not be enlarged or otherwise affected by his or her designation as a Participant under the Plan. Nothing in the Plan may be construed to provide any Participant with any rights whatsoever to compensation or damages in lieu of notice or continued participation in, or entitlements under, the Plan as a consequence of a Participant’s termination of employment (regardless of the reason for the termination and the party causing the termination, including a termination without cause). Participation in the Plan by an Eligible Person is voluntary. The amount of any compensation deemed to be received by a Participant as a result of participating in the Plan will not constitute compensation with respect to which any other employee benefits of that Participant are determined including, without limitation, benefits under any bonus, pension, profit-sharing,
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termination, severance or salary continuance plan, except as otherwise specifically determined by the Corporation in writing.
11.3    Record Keeping. The Corporation shall maintain appropriate registers in which shall be recorded all pertinent information with respect to the Plan. Such registers shall include, as appropriate:
(a)the name and address of each Participant;
(b)the amount of Participant’s Contributions and Employer’s Contributions;
(c)the number of Plan Shares credited to each Participant’s ESPP Account;
(d)any and all adjustments made to Plan Shares recorded in each Participant’s ESPP Account; and
(e)such other information which the Corporation considers appropriate to record in such registers.
11.4    Income Taxes. An Eligible Person shall be required to pay to the Corporation, and the Corporation shall have the right and is hereby authorized to withhold from any payment otherwise payable to such Eligible Person, the amounts required by any taxing authority to be withheld for taxes, source deductions or other amounts of any kind as a consequence of such participation in the Plan or the award of any Plan Shares pursuant to the Plan.
11.5    No Representation or Warranty. The Corporation makes no representation or warranty as to the future market value of any Plan Shares awarded pursuant to the Plan.
12.FORFEITURE AND TERMINATION OF SHARES
If for any reason Plan Shares are forfeited or terminated, subject to any extension thereof in accordance with the Plan, such Shares shall forthwith be forfeited and shall terminate and be of no further force or effect.
13.GOVERNING LAW & COMPLIANCE WITH APPLICABLE LAWS
The Plan shall be construed in accordance with and be governed by the laws of Ontario and shall be deemed to have been made therein. If any provision of the Plan contravenes any law or any order, policy, by-law, rule or regulation of any regulatory body or stock exchange having jurisdiction or authority over the securities of the Corporation or the Plan, then such provision may in the sole discretion of the Board be amended to the extent considered necessary or desirable to bring such provision into compliance therewith. The Corporation is not obligated to issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Board, in its sole discretion, such action would constitute a violation by a Participant, the Corporation or any of its affiliates of any provision of any applicable statutory or regulatory enactment of any government or government agency.
14.REGULATORY APPROVAL
The Plan shall be subject to the approval of any relevant regulatory authority whose approval is required. Any Plan Shares awarded prior to such approval and acceptance shall be conditional upon such approval and acceptance being given.
15.EFFECTIVE DATE OF THE PLAN
The Amended and Restated Employee Share Purchase Plan of the AuRico Gold Inc., dated April 9, 2014 (the “2014 ESPP”), replaced the Employee Share Purchase Plan of AuRico Gold Inc. dated July 1, 2009, and the 2014 ESPP was further amended and restated on May 7, 2015, July 30, 2015, March 21, 2019 and March 31, 2022. This Plan, as

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amended and restated on March 31, 2022, shall be effective as of June 1, 2022 and shall apply to all Plan Shares issued or acquired in respect of the payroll periods beginning on or after June 1, 2022. Plan Shares acquired in respect of payroll periods ending prior to Date shall be governed by the terms of the Plan in effect prior to June 1, 2022.

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ADDENDUM A – SPECIAL PROVISIONS APPLICABLE TO US TAXPAYERS
This Addendum sets forth special provisions of the Plan that apply to US Taxpayers (as defined below) and forms part of the Plan. All capitalized terms, to the extent not otherwise defined herein, shall have the meanings set forth in the Plan.
1.DEFINITIONS
1.1    For the purposes of this Addendum:
“Company Affiliate” means any person, firm or entity with whom the Corporation would be considered a single employer under Section 414(b) or 414(c) of the US Code;
“Specified Employee” means a US Taxpayer who meets the definition of “specified employee,” as defined in Section 409A(a)(2)(B)(i) of the US Code;
“Termination of Employment” and terms of like import shall mean, with respect to a US Taxpayer, a termination of his or her service with the Corporation and any Company Affiliate, whether as an employee or otherwise, which constitutes a “separation from service” within the meaning of and for purposes of United States Treasury Regulation Section 1.409A-1(h);
“US Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other regulatory guidance thereunder;
“US Code Section 409A” means Section 409A of the US Code and the regulations and other guidance promulgated thereunder;
“US Code Section 409A Award” means an Award that is “nonqualified deferred compensation” within the meaning of US Code Section 409A; and
“US Taxpayer” means a Participant who is a citizen or resident of the United States for purposes of the US Code, or whose Awards under the Plan are subject, or would be subject, to taxation under the US Code; provided that a Participant shall be treated as a US Taxpayer solely with respect to those affected Awards.
2.SETTLEMENT OF ESPP ACCOUNTS
2.1    Termination of Employment. Notwithstanding any provision of the Plan to the contrary, including, without limitation, Sections 5.8 and 5.9, if a US Taxpayer’s employment terminates and if, pursuant to Section 5.8, settlement of part or all of such US Taxpayer’s ESPP Account is deferred subject to satisfaction of any applicable Holding Period, such ESPP Account will in all events be settled, and any cash or Shares credited to such ESPP Account will in all events be distributed, by the next settlement date specified in Section 5.8 or, if earlier, by March 15 of the year immediately following the year in which such cash and/or Shares are no longer subject to a substantial risk of forfeiture for purposes of US Code Section 409A.
2.2    US Code Section 409A. Notwithstanding any provision of the Plan arguably to the contrary, all amounts of cash and all Shares attributable to the Employer’s Contribution(s) on behalf of a US Taxpayer shall be paid, distributed or otherwise made available to him or her by March 15 of the year immediately following the year in which such amounts and/or Shares are no longer subject to a substantial risk of forfeiture for purposes of US Code Section 409A. It is intended that a US Taxpayer’s interest under the Plan qualify as a short-term deferral that is exempt from US Code Section 409A. The provisions of the Plan and this Addendum shall be construed and administered accordingly.
3.TAXES
3.1    Payment of Taxes. Each US Taxpayer is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such US Taxpayer in connection with the Plan or any other plan maintained by the Corporation (including any taxes and penalties under US Code Section 409A), and neither the Corporation nor any subsidiary or affiliate of the Corporation shall have any obligation to indemnify or otherwise hold such US Taxpayer (or any other Person) harmless from any or all of such taxes or penalties.
3.2    Tax Withholding. A US Taxpayer shall be required to pay to the Corporation or any applicable subsidiary or affiliate thereof, and the Corporation and any such subsidiary or affiliate shall have the right and is hereby authorized
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to withhold, from any cash or other compensation payable under the Plan, or from any other compensation or amounts owing to the US Taxpayer, the amount of any required withholding taxes in respect of amounts paid under the Plan and to take such other action as may be necessary in the opinion of the Corporation to satisfy all obligations for the payment of such withholding taxes.
4.MISCELLANEOUS
4.1    Amendments. Notwithstanding the provisions of Section 9 of the Plan, no amendment in respect of a US Taxpayer’s ESPP Account or the distribution or other settlement of such Account shall be effective as to such US Taxpayer without his or her consent if the result of such amendment would be to cause the US Taxpayer’s interest in the Plan to violate the requirements of US Code Section 409A.
4.2    US Code Section 409A Awards. If, notwithstanding the express intent of the Corporation to the contrary, a US Taxpayer’s interest in the Plan is determined to constitute “nonqualified deferred compensation” subject to US Code Section 409A, the distribution or other settlement of the US Taxpayer’s ESPP Account shall be subject to such additional rules and requirements as specified by the Board from time to time in order to comply with US Code Section 409A. In this regard, if any amount under a US Code Section 409A Award is payable upon a Termination of Employment to a US Taxpayer who is considered a Specified Employee, then no such payment shall be made prior to the date that is the earlier of (i) six (6) months and one (1) day after the Participant’s date of Separation From Service, or (ii) the Participant’s death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to US Code Section 409A. For avoidance of doubt, any payments delayed pursuant to the immediately preceding sentence shall be paid in a lump sum on the first regular payroll date following the expiration of the delay period, and any remaining payments shall be made thereafter on their originally scheduled payment dates.
If any provision of the Plan, this Addendum or any other document referenced in the Plan contravenes US Code Section 409A or could cause a US Taxpayer to incur any tax, interest or penalties under US Code Section 409A, the Board may, in its sole discretion and without the affected US Taxpayer’s consent, modify such provision to: (i) comply with, or avoid being subject to, US Code Section 409A, or to avoid incurring taxes, interest and penalties under US Code Section 409A; and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the affected US Taxpayer of the applicable provision without materially increasing the cost to the Corporation or contravening US Code Section 409A. However, the Corporation shall have no obligation to modify the Plan, this Addendum or any other document and does not guarantee that US Taxpayer’s interests in the Plan will not be subject to taxes, interest and penalties under US Code Section 409A.
The acceleration or delay of the time or schedule of any vesting, settlement or payment of any US Taxpayer’s interest in the Plan that is subject to (or would make such interest subject to) US Code Section 409A is prohibited except as permitted under US Code Section 409A.
Notwithstanding anything herein to the contrary, neither the Corporation nor any of its subsidiaries or affiliates shall have any liability to any Participant or to any other Person if the Plan, this Addendum or any document referenced in the Plan (or any payment or benefit provided under the Plan) that is intended to be exempt from or compliant with US Code Section 409A is not so exempt or compliant.
4.3    Priority. Except as specifically provided in this Addendum, the provisions of the Plan and the Participant’s Award Agreement shall govern. For Participants who are US Taxpayers, in the event of any inconsistency or conflict between the provisions of (i) the Plan and/or a Participant’s Award Agreement, and (ii) this Addendum, the terms of this Addendum shall prevail.

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SCHEDULE A – Payroll Deduction Authorization Form
ADMINISTERED FOR ALAMOS GOLD INC. BY SOLIUM CAPITAL

PERSONAL INFORMATION
Last Name		First Name	Middle Name(s)
Phone		Street Address
Cell		City
Fax		State/Province	Zip/Postal Code
SIN# or SSN#		Email Address
Employee #		Date of Employment
Date of Birth (mm/dd/yyyy)	/ /	Annual Base Salary (specify currency)
Work Site Office

CONTRIBUTION INFORMATION
Enter Annual Percentage of Annual Base Salary Deductions (%)
Percentage Revision #1 (if requested)	Employee Initials
Percentage Revision #2 (if requested)	Employee Initials

AUTHORIZATION
By signing below, I understand that there are risks associated with the purchase of the Shares and that the securities laws of Canada and the United States may impose certain restrictions on the resale of Shares. I hereby acknowledge that I have been advised by the Corporation to consult with my own legal, financial and tax advisors with respect to the enrolment in the Plan and the entitlement to receive Shares under the Plan and any disposition of shares received under the Plan. I further acknowledge that I am responsible for obtaining such legal, financial and tax advice as I consider appropriate, and I am not relying on the Corporation, or counsel to the Corporation in this regard. Furthermore, I authorize that the above-noted percentage of my annual base salary be deducted by the Corporation, from each pay period, until such time that I request otherwise or am no longer an eligible Participant in the Employee Share Purchase Plan.

Date (mm/dd/yyyy)	/ /	Employee Signature

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SCHEDULE “D”

FIFTH AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT
DATED AS OF
May 26, 2022
BETWEEN
ALAMOS GOLD INC.
AND
COMPUTERSHARE TRUST COMPANY OF CANADA
AS RIGHTS AGENT

TABLE OF CONTENTS

ARTICLE 1	INTERPRETATION	2
1.1	Certain Definitions..........................................................................................	2
1.2	Currency..........................................................................................................	17
1.3	Headings..........................................................................................................	17
1.4	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares..............................................................................	17
1.5	Acting Jointly or in Concert............................................................................	17
1.6	Generally Accepted Accounting Principles.....................................................	18
ARTICLE 2	THE RIGHTS.........................................................................................................	18
2.1	Legend on Share Certificates.................................................................…......	18
2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights...................	19
2.3	Adjustments to Exercise Price; Number of Rights..........................................	22
2.4	Date on Which Exercise Is Effective	27
2.5	Execution, Authentication, Delivery and Dating of Rights Certificates.........	27
2.6	Registration, Transfer and Exchange..............................................................	28
2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates.............................	29
2.8	Persons Deemed Owners of Rights.................................................................	29
2.9	Delivery and Cancellation of Certificates.......................................................	30
2.10	Agreement of Rights Holders..........................................................................	30
2.11	Rights Certificate Holder Not Deemed a Shareholder....................................	31
ARTICLE 3	ADJUSTMENTS TO THE RIGHTS..........................................................	31
3.1	Flip-in Event....................................................................................................	31
ARTICLE 4	THE RIGHTS AGENT.................................................................................	33
4.1	General............................................................................................................	33
4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent...............................................................................................................	34
4.3	Duties of Rights Agent....................................................................................	35
4.4	Change of Rights Agent..................................................................................	37
4.5	Compliance with Money Laundering Legislation...........................................	37
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ARTICLE 5	MISCELLANEOUS......................................................................................	38
5.1	Redemption and Waiver..................................................................................	38
5.2	Expiration........................................................................................................	40
5.3	Issuance of New Rights Certificates................................................................	41
5.4	Supplements and Amendments.......................................................................	41
5.5	Fractional Rights and Fractional Shares..........................................................	42
5.6	Rights of Action..............................................................................................	43
5.7	Regulatory Approvals......................................................................................	43
5.8	Notice of Proposed Actions.............................................................................	43
5.9	Notices.............................................................................................................	44
5.10	Successors and Assigns...................................................................................	45
5.11	Benefits of this Agreement..............................................................................	45
5.12	Governing Law................................................................................................	45
5.13	Language.........................................................................................................	45
5.14	Severability.............................................................................….....................	45
5.15	Effective Date..................................................................................................	45
5.16	Privacy Legislation..........................................................................................	46
5.17	Determinations and Actions by the Board of Directors..................................	46
5.18	Fiduciary Duties of the Directors....................................................................	47
5.19	Declaration as to Non-Canadian Holders........................................................	47
5.20	Limited Recourse............................................................................................	47
5.21	Time of the Essence........................................................................................	47
5.22	Execution in Counterparts...............................................................................	47
FORM OF ASSIGNMENT........................................................................................................		52
FORM OF ELECTION TO EXERCISE..................................................................................		53
CERTIFICATE...........................................................................................................................		54
NOTICE.......................................................................................................................................		55

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FIFTH AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT
FIFTH AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT (the “Rights Plan”) dated as of May 26, 2022 between ALAMOS GOLD INC. (the “Corporation”), a corporation amalgamated under the laws of the Province of Ontario, and COMPUTERSHARE TRUST COMPANY OF CANADA, a corporation incorporated under the laws of Canada (the “Rights Agent”), amending and restating the Fourth Amended and Restated Shareholder Rights Plan Agreement dated as of May 2, 2019 between the Corporation and the Rights Agent (the “Fourth Amended and Restated Rights Plan Agreement”).

RECITALS:

WHEREAS AuRico Gold Inc. (as predecessor to the Corporation, “AuRico”) and the Rights Agent entered into a shareholder rights plan agreement dated August 19, 2010 respecting a shareholder rights plan of the Corporation (the “Original Rights Plan”);

AND WHEREAS AuRico and the Rights Agent entered into the Amended and Restated Rights Plan Agreement dated May 13, 2013 (the “Amended and Restated Rights Plan Agreement”) to amend and restate the Original Rights Plan (the “Amended and Restated Rights Plan”);

AND WHEREAS the Corporation and the Rights Agent entered into the Second Amended and Restated Rights Plan Agreement dated as of July 2, 2015 between the Corporation and the Rights Agent (the “Second Amended and Restated Rights Plan Agreement”) to amend and restate the Amended and Restated Rights Plan to reflect clerical changes resulting from the merger of AuRico and Alamos Gold Inc. (as predecessor to the Corporation);

AND WHEREAS the Corporation and the Rights Agent entered into the Third Amended and Restated Rights Plan Agreement dated as of May 13, 2016 to amend and restate the Second Amended and Restated Rights Plan Agreement to reflect pending changes in the applicable take-over bid rules;

AND WHEREAS the Corporation and the Rights Agent entered into the Fourth Amended and Restated Rights Plan Agreement on May 2, 2019, to reflect changes in the liability of the Rights Agent and reflect that changes to the applicable take-over bid rules were in effect;

AND WHEREAS pursuant to Section 5.4(b) of the Fourth Amended and Restated Rights Plan Agreement, the Corporation wishes to restate the Fourth Amended and Restated Rights Plan Agreement;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

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ARTICLE 1
INTERPRETATION

1.1 Certain Definitions
For purposes of this Agreement, the following terms have the meanings indicated:
(a)“Acquiring Person” shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term “Acquiring Person” shall not include:
(i)the Corporation or any Subsidiary of the Corporation;
(ii)     any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of:
(A)a Voting Share Reduction;
(B)    a Permitted Bid Acquisition;
(C)    an Exempt Acquisition;
(D)    a Pro Rata Acquisition; or
(E)    a Convertible Security Acquisition;
provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition and such Person’s Beneficial Ownership of Voting Shares thereafter increases by 1% or more of the number of Voting Shares outstanding (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition), then as of the date such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an “Acquiring Person”;
(iii)    for a period of ten days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Clause 1.1(h)(iii)(B) because such Person is making or has announced a current intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, “Disqualification Date” means the first date of public announcement that any Person is making or intends to make a Take-over Bid, either alone, through such Person’s Affiliates or Associates or by acting jointly or in concert with any other person; and
(iv)    an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Voting Shares as a result of an acquisition from the Corporation in connection with a distribution of securities of the Corporation pursuant to a prospectus or by way of a private placement;
(b)    “Affiliate”, when used to indicate a relationship with a specified Person, shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;
(c)    “Agreement” shall mean this fifth amended and restated shareholder rights plan agreement between the Corporation and the Rights Agent dated as of May 26, 2022, amending and restating the Fourth Amended and Restated Rights Plan Agreement, as further amended, amended and restated or supplemented from time to time; “hereof”, “herein”, “hereto” and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;
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(d)    “Amended and Restated Rights Plan Agreement” has the meaning set forth in the recitals hereto;
(e)    “Amended and Restated Rights Plan” has the meaning set forth in the recitals hereto;
(f)    “annual cash dividend” shall mean cash dividends paid in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate on a per share basis, in any fiscal year, the greatest of:
(i)    200% of the aggregate amount of cash dividends, on a per share basis, declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year;
(ii)    300% of the arithmetic mean of the aggregate amounts of the cash dividends, on a per share basis, declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years; and
(iii)    100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year divided by the number of Common Shares outstanding as at the end of such fiscal year;
(g)    “Associate” shall mean, when used to indicate a relationship with a specified Person, a spouse of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person if that relative has the same residence as that Person;
(h)    “Beneficial Owner”: a Person shall be deemed the “Beneficial Owner” of, and to have “Beneficial Ownership” of, and to “Beneficially Own”,
(i)    any securities as to which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;
(ii)      any securities as to which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity upon the purchase, exercise, conversion or exchange of any Convertible Security or pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (in each case where such right is exercisable within a period of 60 days, whether or not on condition or on the happening of any contingency), other than pursuant to any:
(A) customary agreements with and between the Corporation and underwriters and members of banking groups or selling groups with respect to a distribution of securities by the Corporation;
(B)     pledges of securities in the ordinary course of business; or
(C) agreements between the Corporation and any Person pursuant to an amalgamation, merger, arrangement, business combination or other similar transaction (statutory or otherwise, but for greater certainty not including a Take-over Bid) that is conditional upon the approval of the shareholders of the Corporation to be obtained prior to such Person acquiring such securities; and
(iii) any securities which are Beneficially Owned within the meaning of Clauses 1.1(h)(i) or (ii) by any other Person with which such Person is acting jointly or in concert;
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provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security:
(A)    where such security has been deposited or tendered pursuant to any Take-over Bid or where the holder of such security has agreed pursuant to a Permitted Lock-Up Agreement to deposit or tender such security pursuant to a Take-Over Bid, in each case made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Person, until such deposited or tendered security has been taken up or paid for, whichever shall first occur;
(B)    where such Person holds such as follows: (1) the ordinary business of such Person (an “Investment Manager”) includes the management of mutual funds or investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans and/or includes the acquisition or holding of securities for a non-discretionary account of a Client (as defined below) by a dealer or broker registered under applicable securities laws to the extent required) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person or Persons (a “Client”); or (2) such Person (a “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such security in the ordinary course of such duties for such Estate Accounts or for such Other Accounts, (3) such Person is a pension plan or fund registered under the laws of Canada or any Province thereof or the laws of the United States of America (a “Plan”) or is a Person established by statute for purposes that include, and the ordinary business or activity of such Person (a “Statutory Body”) includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies; or (4) such Person (an “Administrator”) is the administrator or trustee of one or more Plans and holds such security for the purposes of its activities as an Administrator; provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Administrator or the Plan, as the case may be, is not then making and has not then announced an intention to make a Take-over Bid (other than an Offer to Acquire Voting Shares or other securities by means of a distribution by the Corporation or by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market), alone or by acting jointly or in concert with any other Person;
(C)    where such Person is (1) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (2) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security, or (3) a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;
(D)    where such Person is (1) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, (2) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (3) a Plan and such security is owned at law or in equity by the Administrator of the Plan; or
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(E)    where such Person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository;
(i)    “Board of Directors” shall mean the board of directors of the Corporation or any duly constituted and empowered committee thereof;
(j)    “Business Corporations Act” shall mean the Business Corporations Act (Ontario), as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto;
(k)    “Business Day” shall mean any day other than a Saturday, Sunday or a day on which banking institutions in Toronto, Ontario are authorized or obligated by law to close;
(l)    “Canadian Dollar Equivalent” of any amount which is expressed in United States dollars shall mean on any day the Canadian dollar equivalent of such amount determined by reference to the U.S.-Canadian Exchange Rate in effect on such date;
(m)    “close of business” on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the transfer office of the transfer agent for the Common Shares (or, after the Separation Time, the principal transfer office of the Rights Agent) is closed to the public in the city in which such transfer agent or rights agent has an office for the purposes of this Agreement;
(n)    “Common Shares” shall mean the Class A common shares in the capital of the Corporation as presently constituted, as such shares may be subdivided, consolidated, reclassified or otherwise changed from time to time;
(o)    “Competing Permitted Bid” shall mean a Take-over Bid that:
(i)     is made after a Permitted Bid or is made after another Competing Permitted Bid and is made prior to the expiry, termination or withdrawal of the Permitted Bid or the other Competing Permitted Bid; and
(ii)      satisfies all of the provisions of a Permitted Bid;
For purposes of this Agreement, should a Take-over Bid which qualified as a Competing Permitted Bid when made cease to be a Competing Permitted Bid because it ceases to meet any or all of the requirements mentioned above prior to the time it expires (after giving effect to any extension) or is withdrawn, any acquisition of Voting Shares made pursuant to such Take-over Bid shall not be a Permitted Bid Acquisition;
(p)     “controlled”: a Person is “controlled” by another Person if:
(i)     in the case of a body corporate, securities entitled to vote in the election of directors of such body corporate carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; or
(ii)     in the case of a Person which is not a body corporate, more than 50% of the voting or equity interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or Persons;
and “controls”, “controlling” and “under common control with” shall be interpreted accordingly;
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(q)     “Convertible Security” shall mean a security that is convertible, exercisable or exchangeable into a Voting Share (other than the Rights), whether immediately or within or after a specified period and whether or not on condition or on the happening of any contingency;
(r)    “Convertible Security Acquisition” shall mean the acquisition of Voting Shares by a Person upon the purchase, exercise, conversion or exchange of Convertible Securities acquired or received by such Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition;
(s)     “Co-Rights Agents” shall have the meaning ascribed thereto in Subsection 4.1(a);
(t)     “Dividend Reinvestment Acquisition” shall mean an acquisition of Voting Shares of any class pursuant to a Dividend Reinvestment Plan;
(u)     “Dividend Reinvestment Plan” shall mean a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to holders of its securities where such plan permits the holder to direct that some or all of:
(i)    dividends paid in respect of shares of any class of the Corporation;
(ii)     proceeds of redemption of shares of the Corporation;
(iii)     interest paid on evidences of indebtedness of the Corporation; or
(iv)    optional cash payments;
be applied to the purchase from the Corporation of Common Shares;
(v)     “DRS Advice” means a Direct Registration System Advice;
(w)    “Effective Date” shall mean August 19, 2010;
(x)    “Election to Exercise” shall have the meaning ascribed thereto in Clause 2.2(d)(ii);
(y)    “Exempt Acquisition” shall mean an acquisition by a Person of Voting Shares and/or Convertible Securities:
(i)    in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Subsection 5.1(b), 5.1(c), 5.1(d) or 5.1(k);
(ii)    pursuant to a Dividend Reinvestment Acquisition;
(iii)     made as an intermediate step in a series of related transactions in connection with an acquisition by the Corporation or its Subsidiaries of a Person or assets, provided that the Person who acquires such Common Shares distributes or is deemed to distribute such Common Shares to its securityholders within 10 Business Days of the completion of such acquisition, and following such distribution no Person has become the Beneficial Owner of 20% or more of the Corporation's then outstanding Voting Shares;
(iv)    pursuant to a distribution of Voting Shares and/or Convertible Securities made by the Corporation:
(A)    to the public pursuant to a prospectus, provided that such Person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares so offered than the percentage of Voting Shares Beneficially Owned by such Person immediately prior to such distribution; or
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(B)    by way of a private placement or a securities exchange take-over bid circular or upon the exercise by an individual of Convertible Securities or Voting Shares granted under a share purchase plan or option plan of the Corporation or any Subsidiaries, provided that (x) all necessary stock exchange approvals for such private placement, take-over bid, stock option plan or share purchase plan have been obtained and such private placement, take-over bid, stock option plan or share purchase plan complies with the terms and conditions of such approvals, and (y) such Person does not thereby become the Beneficial Owner of more than 25% of the Voting Shares outstanding immediately prior to the private placement, take-over bid, stock option plan or share purchase plan and, in making this determination, the securities to be issued to such Person on the private placement, take-over bid, stock option exercise or share purchase plan grant shall be deemed to be held by such Person but shall not be included in the aggregate number of Voting Shares outstanding immediately prior to the private placement, take-over bid, stock option exercise or share purchase grant, or
(v)    pursuant to an amalgamation, merger, arrangement, business combination or other similar transaction (statutory or otherwise, but for greater certainty not including a Take-over Bid) that is conditional upon the approval of the shareholders of the Corporation to be obtained prior to such Person acquiring such securities;
(z)    “Exercise Price” shall mean, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, shall be:
(i)     until the Separation Time, an amount equal to three times the Market Price, from time to time, per Common Share; and
(ii)     from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share;
(aa)    “Expansion Factor” shall have the meaning ascribed thereto in clause 2.3(a)(x);
(bb)     “Flip-in Event” shall mean a transaction in or pursuant to which any Person becomes an Acquiring Person;
(cc)    Fourth Amended and Restated Rights Plan Agreement” has the meaning set forth in the recitals hereto;
(dd)    “holder” shall have the meaning ascribed thereto in Section 2.8;
(ee)    “Independent Shareholders” shall mean holders of Voting Shares, other than:
(i)any Acquiring Person;
(ii)    any Offeror, other than a Person referred to in Clause 1.1(h)(iii)(B);
(iii)     any Affiliate or Associate of such Acquiring Person or Offeror;
(iv)    any Person acting jointly or in concert with such Acquiring Person or Offeror; and
(v)    any trustee of any employee benefit plan, deferred profit sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-over Bid;
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(ff)    “Market Price” per share of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:
(i)    the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal stock exchange (as determined by volume of trading for the relevant 20 consecutive Trading Days) on which such securities are listed or admitted to trading;
(ii)     if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a stock exchange, the last sale price or, in case no such sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use; or
(iii)    if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a stock exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors;
provided, however, that if for any reason none of such prices is available on such day, the closing price per share of such securities on such date means the fair value per share of such securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker with respect to the fair value per share of such securities. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof;
(gg)    “NI 62-104” means National Instrument 62-104 Take-Over Bids and Issuer Bids;
(hh)    “Nominee” shall have the meaning ascribed thereto in Subsection 2.2(c);
(ii)     “Offer to Acquire” shall include:
(i)     an offer to purchase or a solicitation of an offer to sell or a public announcement of an intention to make such an offer or solicitation; and
(ii)    an acceptance of an offer to sell, whether or not such offer to sell has been solicited;
or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;
(jj)    “Offeror” shall mean a Person who has made a public announcement of a current intention to make or who is making a Take-over Bid (including a Permitted Bid) but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired;
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(kk)     “Offeror’s Securities” means Voting Shares Beneficially owned by an Offeror on the date of the Offer to Acquire by any Person who is making a Take-over Bid;
(ll)     “Original Rights Plan” has the meaning set forth in the recitals hereto;
(mm)     “Permitted Bid” shall mean a Take-over Bid made by an Offeror by way of takeover bid circular which also complies with the following additional provisions:
(i)    the Take-over Bid is made to all holders of Voting Shares as registered on the books of the Corporation, other than the Offeror;
(ii)    the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to an irrevocable and unqualified condition that, no Voting Shares will be taken up or paid for pursuant to the Take-over Bid (A) prior to the close of business on the date that is not earlier than 105 days following the date on which the Take-over Bid was made or such shorter minimum initial deposit period that a take-over bid (that is not exempt from the general take-over bid requirements contained in Part 2 of NI 62-104) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to NI 62-104; and (B) then only if at the close of business on such date more than 50% of the aggregate of Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;
(iii)    the Take-over Bid contains an irrevocable and unqualified condition that unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period of time between the date of the Take-over Bid and the date on which Voting Shares may be first taken up and paid for as provided in Section 1.1(ll)(ii)(A) and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and
(iv)    the Take-over Bid contains an irrevocable and unqualified condition that, unless the Take-over Bid is withdrawn, if the deposit condition in Section 1.1(ll)(ii)(B) is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than ten Business Days from the date of such public announcement;
For purposes of this Agreement should a Take-over Bid which qualified as a Permitted Bid when made cease to be a Permitted Bid because it ceases to meet any or all of the requirements mentioned above prior to the time it expires (after giving effect to any extension) or is withdrawn, any acquisition of Voting Shares made pursuant to such Take-over Bid shall not be a Permitted Bid Acquisition and the term “Permitted Bid” shall as the context so permits or requires include a Competing Permitted Bid.
(nn)    “Permitted Bid Acquisition” shall mean an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;
(oo)    “Permitted Lock-Up Agreement” shall mean an agreement between a Person and one or more holders of Voting Shares pursuant to which such holders (each a “Locked-Up Person”) agree to deposit or tender Voting Shares to a Take-Over Bid (the “Lock-Up Bid”) made or to be made by such Person or any of such Person’s Affiliates or Associates or any other Person with which such Person is acting jointly or in concert, provided that:
(i)    the terms of such agreement are publicly disclosed and a copy of such agreement is made available to the public (including the Corporation) not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has been made prior to the date on which such agreement is entered into, not later than the first Business Day following the date of such agreement;
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(ii)    the agreement permits a Locked-Up Person to terminate its obligation to deposit or tender Voting Shares to or not to withdraw such Voting Shares from the Lock-Up Bid, and to terminate any obligation with respect to the voting of such Voting Shares, in order to tender or deposit the Voting Shares to another Take-over Bid or to support another transaction:
(A)    where the price or value of the consideration per Voting Share offered under such other Take-over Bid or transaction:
(1)    is greater than the price or value of the consideration per Voting Share at which the Locked-Up Person has agreed to deposit or tender Voting Shares to the Lock-Up Bid; or
(2)    exceeds by as much as or more than a specified amount (the “Specified Amount”) the price or value of the consideration per Voting Share at which the Locked-Up Person has agreed to deposit or tender Voting Shares to the Lock-Up Bid, provided that such Specified Amount is not greater than 7% of the price or value of the consideration per Voting Share at which the Locked-Up Person has agreed to deposit or tender Voting Shares to the Lock-Up Bid; and
(B)    if the number of Voting Shares offered to be purchased under the Lock-Up Bid is less than 100% of the Voting Shares held by Independent Shareholders, where the number of Voting Shares to be purchased under such other Take-over Bid or transaction at a price or value per Voting Share that is not less than the price or value per Voting Share offered under the Lock-Up Bid:
(1)    is greater than the number of Voting Shares that the Offeror has offered to purchase under the Lock-Up Bid; or
(2)    exceeds by as much as or more than a specified number (the “Specified Number”) the number of Voting Shares that the Offeror has offered to purchase under the Lock-Up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares offered to be purchased under the Lock-Up Bid, and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give such Person an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-up Person’s right to withdraw Voting Shares from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares during the period of the other Take-over Bid or transaction; and
(iii)    no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in aggregate the greater of:
(A)    the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-Up Bid to a Locked-Up Person; and
(B)    50% of the amount by which the price or value of the consideration received by a Locked-Up Person under another Take-over Bid or transaction exceeds the price or value of the consideration that the Locked-Up Person would have received under the Lock-Up Bid,
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shall be payable by such Locked-Up Person pursuant to the agreement if the Locked-Up Person fails to deposit or tender Voting Shares to the Lock-Up Bid, withdraws Voting Shares previously tendered thereto or supports another transaction;
(pp)    “Person” shall include an individual, body corporate, firm, partnership, syndicate or other form of unincorporated association, trust, trustee, executor, administrator, legal personal representative, group, unincorporated organization, a government and its agencies or instrumentalities, or other entity whether or not having legal personality;
(qq)    “Pro Rata Acquisition” shall mean an acquisition by a Person of Voting Shares pursuant to:
(i)    a stock dividend, stock split or other event in respect of securities of the Corporation of one or more particular classes or series pursuant to which such Person becomes the Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of securities of the particular class, classes or series; or
(ii)    the acquisition or the exercise by the Person of rights to purchase Voting Shares issued by the Corporation to all holders of securities of the Corporation (other than holders resident in any jurisdiction where such issuance is restricted or impractical as a result of applicable law) of one or more particular classes or series pursuant to a rights offering or pursuant to a prospectus, provided that such rights are acquired directly from the Corporation and not from any other Person and the Person does not thereby acquire a greater percentage of such Voting Shares than the Person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition.
(rr)    “Record Time” shall mean the close of business (Toronto time) on the Effective Date;
(ss)    “Redemption Price” shall have the meaning attributed thereto in Subsection 5.1(a);
(tt)    “Representatives” of a Person means such persons directors, officers, trustees, employees, agents, advisors or representatives, as applicable;
(uu)    “Right” shall mean a right to purchase a Common Share of the Corporation, upon the terms and subject to the conditions set forth in this Agreement;
(vv)    “Rights Certificate” shall mean a certificate representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Attachment 1;
(ww)    “Rights Plan” has the meaning set forth in the recitals hereto;
(xx)    “Rights Register” shall have the meaning ascribed thereto in Subsection 2.6(a);
(yy)    “Second Amended and Restated Rights Plan Agreement” has the meaning set forth in the recitals hereto;
(zz)    “Securities Act” shall mean the Securities Act (Ontario), as amended, and the regulations thereunder, and any comparable or successor laws or regulations thereto;
(aaa)    “Separation Time” shall mean, subject to Subsection 5.1(d), the close of business on the tenth Trading Day after the earlier of:
(i)    the Stock Acquisition Date;
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(ii)    the date of the commencement of or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and
(iii)    the date upon which a Permitted Bid or Competing Permitted Bid ceases to be a Permitted Bid or a Competing Permitted Bid, as applicable, or such later time as may be determined by the Board of Directors, provided that, if any Take-over Bid referred to in clause (ii) above expires, is not made, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been commenced, made or announced and further provided that if the Board of Directors determines, pursuant to Section 5.1, to waive the application of Section 3.1 to a Flip-In Event, then the Separation Time in respect of such Flip-In Event shall be deemed never to have occurred and further provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time;
(bbb)    “Stock Acquisition Date” shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 5.2 of Multilateral Instrument 62-104 – Take Over Bids and Issuer Bids, Section 102.1 of the Securities Act, Section 13(d) of the U.S. Exchange Act or any other applicable securities laws) by the Corporation or an Acquiring Person of facts indicating that a Person has become an Acquiring Person;
(ccc)    “Subsidiary” a Person is a Subsidiary of another corporation if:
(i)    it is controlled by (A) that other; or (B) that other and one or more Persons each of which is controlled by that other; or (C) two or more Persons, each of which is controlled by that other; or
(ii)    it is a Subsidiary of a Person that is that other’s Subsidiary;
(ddd)    “Take-over Bid” means an Offer to Acquire Voting Shares, or securities convertible into Voting Shares if, assuming that the Voting Shares or convertible securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Voting Shares (including Voting Shares that may be acquired upon conversion of securities convertible into Voting Shares) together with the Offeror’s Securities constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the offer to Acquire;
(eee)    “Termination Time” shall mean the earlier of (A) the time at which the right to exercise Rights shall terminate pursuant to Section 5.1(g) or (B) the termination of this Agreement as provided in Section 5.15 hereof;
(fff)    “Third Amended and Restated Rights Plan Agreement” has the meaning set forth in the introductory paragraph hereto;
(ggg)    “Trading Day”, when used with respect to any securities, shall mean a day on which the principal stock exchange (as determined by volume of trading for the relevant 20 consecutive Trading Days) on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any stock exchange, a Business Day;
(hhh)    “U.S.–Canadian Exchange Rate” on any date shall mean:
(i)     if on such date the Bank of Canada sets an average daily rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and
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(ii)    in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith;
(iii)    “U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;
(jjj)    “U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;
(kkk)    “Voting Share Reduction” shall mean an acquisition or redemption by the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of outstanding Voting Shares Beneficially Owned by any Person to 20% or more of the Voting Shares then outstanding; and
(lll)    “Voting Shares” shall mean the Common Shares and any other shares in the capital of the Corporation entitled to vote generally in the election of all directors.
1.2     Currency
All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.
1.3    Headings
The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.
1.4    Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares
(a)    For purposes of this Agreement, in determining the percentage of outstanding Voting Shares with respect to which a Person is or is deemed to be the Beneficial Owner, all unissued Voting Shares of which such person is deemed to be the Beneficial Owner shall be deemed to be outstanding.
(b)    For purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by any Person shall be and be deemed to be the product (expressed as a percentage) determined by the formula:
100 x A/B
where:
A = the number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person; and
B = the number of votes for the election of all directors generally attaching to all then outstanding Voting Shares.
Where a Person is deemed to Beneficially Own unissued Voting Shares which may be acquired pursuant to Convertible Securities, such Voting Shares shall be deemed to be outstanding for the purposes of calculating the percentage of Voting Shares Beneficially Owned by such Person in both A and B above, but no other unissued Voting Shares which may be acquired pursuant to any other then outstanding Convertible Securities shall, for the purposes of such calculation, be deemed to be outstanding.
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1.5    Acting Jointly or in Concert
For purposes of this Agreement, a Person is acting jointly or in concert with every Person who is a party to an agreement, commitment, arrangement or understanding, whether formal or informal or written or unwritten, with the first Person to acquire or Offer to Acquire any Voting Shares or Convertible Securities (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities by the Corporation, and (y) pledges of securities in the ordinary course of business).
1.6    Generally Accepted Accounting Principles
Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.
ARTICLE 2
THE RIGHTS
2.1    Legend on Share Certificates
Certificates representing Voting Shares which are issued after the Record Time but prior to the earlier of the Separation Time and the Termination Time, shall also evidence one Right for each Voting Share represented thereby until the earlier of the Separation Time or the Termination Time and shall have impressed on, printed on, written on or otherwise affixed to them prior to the date hereof the legend referred to in Section 2.1 of the Original Rights Plan and which legend shall be deemed to be amended for all purposes to read the same as the following legend:
Until the earlier of the Separation Time or the Termination Time (as both terms are defined in the Fifth Amended and Restated Shareholder Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Fifth Amended and Restated Shareholder Rights Plan Agreement dated as of May 26, 2022, as may be amended, restated or supplemented from time to time (the “Shareholder Rights Agreement”), between Alamos Gold Inc. (the “Corporation”) and Computershare Trust Company of Canada, as Rights Agent, the terms of which are incorporated herein by reference and a copy of which is on file at the principal executive offices of the Corporation. Under certain circumstances set out in the Shareholder Rights Agreement, the Rights may be amended or redeemed, may expire or may become void (if, in certain cases, they are “Beneficially Owned” by an “Acquiring Person” as such terms are defined in the Shareholder Rights Agreement, whether currently held by or on behalf of such Person or a subsequent holder) or may be evidenced by separate certificates and no longer evidenced by this certificate. The Corporation will mail or arrange for the mailing of one copy of the Shareholder Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.
Certificates representing Common Shares that are issued and outstanding at the Record Time shall also evidence one Right for each Common Share represented thereby notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Termination Time.
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2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights
(a)    Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Termination Time, to purchase one Common Share for the Exercise Price as at the Business Day immediately preceding the day of exercise of the Right (which Exercise Price and number of Common Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.
(b)    Until the Separation Time,
(i)     the Rights shall not be exercisable and no Right may be exercised; and
(ii)    each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.
(c)    From and after the Separation Time and prior to the Termination Time:
(i)    the Rights shall be exercisable; and
(ii)    the registration and transfer of Rights shall be separate from and independent of Common Shares.
Promptly following the Separation Time, the Corporation will prepare or cause to be prepared and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of Section 3.1(b) and, in respect of any Rights Beneficially owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a “Nominee”)) and, in respect of each Convertible Security converted into Common Shares after the Separation Time and prior to the Termination Time, promptly after such conversion, the Corporation will prepare or cause to be prepared and the Rights Agent will mail to the holder so converting (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of Section 3.1(b) and, in respect of any Rights Beneficially owned by such Acquiring Person which are not held of record by such Acquiring Person, the Nominee, at such holder’s address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):
(x)    a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time or at the time of conversion, as applicable, and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and
(y)    a disclosure statement describing the Rights,
provided that a Nominee shall be sent the materials provided for in (x) and (y) only in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person. In order for the Corporation to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, the Corporation may require such first Person to furnish such information and documentation as the Corporation deems necessary.
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(d)    Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Termination Time by submitting to the Rights Agent at its office in Toronto, Ontario, Canada or any other office of the Rights Agent in cities designated from time to time for that purpose by the Corporation with the approval of the Rights Agent:
(i)    the Rights Certificate evidencing such Rights;
(ii)    an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate appropriately completed and duly executed by the holder or such holder’s executors or administrators or other personal representatives or such holder’s or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and
(iii)    payment by certified cheque, banker’s draft, wire transfer or money order payable to the order of the Corporation, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.
(e)    Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Clause 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Clause 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon as soon as practicable:
(i)    requisition from the transfer agent certificates representing the number of such Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);
(ii)    when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;
(iii)    after receipt of the certificates referred to in Clause 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;
(iv)    when appropriate, after receipt, deliver the cash referred to in Clause 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate; and
(v)    remit to the Corporation all payments received on the exercise of Rights.
(f)    In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.
(g)    The Corporation covenants and agrees that it will:
(i)    take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;
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(ii)    take all such action as may be necessary and within its power to comply with the requirements of the Business Corporations Act, the Securities Act, the U.S. Securities Act, the U.S. Exchange Act and the applicable securities laws or comparable legislation of each of the provinces of Canada and States of the United States, and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;
(iii)    use commercially reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the stock exchanges and markets on which such Common Shares were traded immediately prior to the Stock Acquisition Date;
(iv)    pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Common Shares to be issued upon exercise of any Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and
(v)    after the Separation Time, except as permitted by Sections 5.1 and 5.4, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.
2.3 Adjustments to Exercise Price; Number of Rights
The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.
(a)    In the event the Corporation shall at any time after the date of this Agreement:
(i)    declare or pay a dividend on Common Shares payable in Common Shares or Convertible Securities in respect thereof other than pursuant to any Dividend Reinvestment Plan;
(ii)    subdivide or change the then outstanding Common Shares into a greater number of Common Shares;
(iii)    consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or
(iv)    issue any Common Shares (or Convertible Securities in respect thereof) in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this Section 2.3, then the Exercise Price and the number of Rights outstanding (or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights) shall be adjusted as of the payment or effective date in the manner set forth below. If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1(a), the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required under Section 3.1(a).
If the Exercise Price and number of Rights outstanding are to be adjusted:
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(x)    the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and
(y)    each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it.
For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.
If, after the Record Time and prior to the Termination Time, the Corporation shall issue any shares of capital stock other than Common Shares in a transaction of a type described in Clause 2.3(a)(i) or (iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend, restate or supplement this Agreement in order to effect such treatment.
In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.
(b)    In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or Convertible Securities in respect of Common Shares) at a price per Common Share (or, in the case of a Convertible Security, having a conversion, exchange or exercise price per share, including the price required to be paid to purchase such Convertible Security) less than 90% of the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:
(i)    the numerator of which shall be the number of Common Shares outstanding on such record date plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the Convertible Securities, including the price required to be paid to purchase such Convertible Securities) would purchase at such Market Price per Common Share; and
(ii)    the denominator of which shall be the number of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the Convertible Securities so to be offered are initially convertible, exchangeable or exercisable).
In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common
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Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.
For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to any Dividend Reinvestment Plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in the case of any Dividend Reinvestment Plan or share purchase plan, the right to purchase Common Shares is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.
(c)    In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an annual cash dividend or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b)) to purchase Common Shares at a price per Common Share that is less than 90% of the Market Price per Common Share on such record date, the Exercise Price in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:
(i)    the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (determined by the Board of Directors in good faith and described in a statement filed with the Rights Agent which shall be binding on the Rights Agent and the Holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and
(ii)    the denominator of which shall be such Market Price per Common Share.
Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.
(d)    Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one per cent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Any adjustment required by Section 2.3 shall be made as of:
(i)    the payment or effective date for the applicable dividend, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to Subsection 2.3(a); or
(ii)    the record date for the applicable dividend or distribution, the case of an adjustment made pursuant to Subsection 2.3(c) or (d), subject to readjustment to reverse the same if such distribution shall not be made.
(e)    In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in Clause 2.3(a)(i) or (iv) or Subsections 2.3(b) or (c), if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and (c) in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b) and (c), such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b) and (c), shall be made. Subject to Subsection 5.4(b) and (c), the Corporation and the Rights Agent may, with the prior approval of the holders of the Common Shares, amend, restate or supplement this Agreement as appropriate to provide for such adjustments.
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(f)    Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.
(g)    Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.
(h)    In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.
(i)    Notwithstanding anything contained in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:
(i)     consolidation or subdivision of Common Shares;
(ii)    issuance (wholly or in part for cash) of any Common Shares at less than the applicable Market Price;
(iii)    issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;
(iv)    stock dividends; or
(v)    issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Corporation to holders of its Common Shares, subject to applicable taxation laws, shall not be taxable to such shareholders or shall subject such shareholders to a lesser amount of tax.
(j)    Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon exercise of the Rights is made pursuant to this Section 2.3, the Corporation shall:
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(i)    promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and
(ii)    promptly file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate specifying the particulars of such adjustment or change and mail a brief summary thereof to each holder of Rights who requests a copy.
Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.
2.4 Date on Which Exercise Is Effective
Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the absolute holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.
2.5 Execution, Authentication, Delivery and Dating of Rights Certificates
(a)    The Rights Certificates shall be executed on behalf of the Corporation by any one of the following officers of the Corporation: Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Corporate Secretary, or any Executive Vice-President. The signature of any such officer on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signature of the individual who was at any time the proper officer of the Corporation shall bind the Corporation, notwithstanding that such individual has ceased to hold such office either before or after the countersignature and delivery of such Rights Certificates.
(b)    Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.
(c)    Each Rights Certificate shall be dated the date of countersignature thereof.
2.6 Registration, Transfer and Exchange
(a)    The Corporation will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent, at its office in the City of Toronto, is hereby appointed registrar for the Rights (the “Rights Registrar”) for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times. After the Separation Time and prior to the Termination Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Corporation will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.
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(b)    All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.
(c)    Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.
(d)    The Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.
2.7 Mutilated, Destroyed, Lost and Stolen Rights Certificates
(a)    If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Termination Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.
(b)    If there shall be delivered to the Corporation and the Rights Agent prior to the Termination Time:
(i)    evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and
(ii)    such security or indemnity as may be reasonably required by each of them, in their sole discretion, to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon the Corporation’s request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.
(c)    As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.
(d)    Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.
2.8 Persons Deemed Owners of Rights
The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, (a) the term “holder” of any Right shall mean the registered holder of such Right (or, prior to the Separation Time, of the associated Common Share), and (b) the term “certificate”, when used in the context of a certificate representing Voting Shares or a Rights Certificate, shall include any DRS Advice or such other document or written acknowledgement that is evidence of book-entry ownership of the applicable securities as may be adopted from time to time by the Corporation.
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2.9 Delivery and Cancellation of Certificates
All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation on request.
2.10 Agreement of Rights Holders
Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:
(a)    to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;
(b)    that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;
(c)    that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;
(d)    that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;
(e)    that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein);
(f)    that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and
(g)    that notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of preliminary or permanent injunctions or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulations or executive order promulgated or enacted by any governmental authority prohibiting or otherwise restraining performance of such obligation.
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2.11 Rights Certificate Holder Not Deemed a Shareholder
No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.
ARTICLE 3
ADJUSTMENTS TO THE RIGHTS
3.1 Flip-in Event
(a)    Subject to Subsection 3.1(b) and Section 5.1, in the event that prior to the Termination Time a Flip-in Event shall occur, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Stock Acquisition Date, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).
(b)    Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:
(i)    an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other Person); or
(ii)    a transferee or other successor in title, directly or indirectly, (a “Transferee”) of Rights held by an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other Person), where such Transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors acting in good faith has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other Person), that has the purpose or effect of avoiding Clause 3.1(b)(i), shall become null and void without any further action, and any holder of such Rights (including any Transferee) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this Subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this Subsection 3.1(b) and such Rights shall become null and void.
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(c)    From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Business Corporations Act, the Securities Act, the U.S. Securities Act, the U.S. Exchange Act, and the applicable securities laws or comparable legislation of each of the provinces of Canada and States of the United States (and any other applicable jurisdiction), in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.
(d)    Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Clause 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall either not be issued upon the written instruction of the Corporation to the Rights Agent or shall contain the following legend:
The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Fifth Amended and Restated Shareholder Rights Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of such Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Fifth Amended and Restated Shareholder Rights Agreement.
provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Corporation in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend and provided further that the fact that such legend does not appear on a certificate is not determinative of whether any Rights represented thereby are void under this Section.
ARTICLE 4
THE RIGHTS AGENT
4.1 General
(a)    The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holder of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint one or more Co-Rights Agents (“Co-Rights Agents”) as it may deem necessary or desirable, after consultation with the Rights Agent. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agents and Co-Rights Agents shall be as the Corporation may determine with the approval of the Rights Agent and the Co-Rights Agents. The Corporation agrees to pay the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable and documented fees and expenses (including reasonable and documented counsel fees and disbursements) incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Corporation also agrees to indemnify the Rights Agent, its officers, directors and employees for, and to hold it harmless against, any loss, liability or expense arising out of its relationship with the Corporation pursuant to the terms and conditions of this Agreement, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent or its directors, officers, employees or agents, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including reasonable and documented legal costs and expenses, which right to indemnification will survive the termination of this Agreement and the resignation or removal of the Rights Agent.
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(b)    The Rights Agent shall be protected from and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.
(c)    The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation, provided that failure to inform the Rights Agent of any such events, or any defect therein, shall not affect the validity of any action taken hereunder in relation to such events.
4.2 Merger, Amalgamation or Consolidation or Change of Name of Rights Agent
(a)    Any corporation into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.
(b)    In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.
4.3 Duties of Rights Agent
The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Corporation and the holders of certificates for Common Shares and the holders of Rights Certificates, by their acceptance thereof, shall be bound:
(a)    the Rights Agent may consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion and the Rights Agent may also consult with (with the approval of the Corporation, such approval not to be unreasonably withheld) such other experts as the Rights Agent may reasonably consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at the expense of the Corporation) and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert. The Corporation shall reimburse the Rights Agent for all reasonable legal fees and disbursements incurred in connection with this Section 4.3(a);
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(b)    whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, any Executive Vice-President or Corporate Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;
(c)    the Rights Agent will be liable hereunder only for its own negligence, bad faith or willful misconduct and that of its officers, directors and employees;
(d)    the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares, or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;
(e)    notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Rights Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.
(f)    the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;
(g)    the Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;
(h)    the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, any Executive Vice-President or Corporate Secretary of the Corporation, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual. (It is understood that instructions to the Rights Agent shall, except where circumstances make it impractical or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as practicable after the giving of such instructions);
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(i)    the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become financially interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity; and
(j)    the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.
4.4 Change of Rights Agent
The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days’ notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to the transfer agent of Common Shares by registered or certified mail and to the holders of Rights in accordance with Section 5.9 at the Corporation’s expense. The Corporation may remove the Rights Agent upon 30 days’ notice in writing, mailed to the Rights Agent and to the transfer agent of the Common Shares by personal delivery, registered or certified mail and to the holders of Rights in accordance with Section 5.9. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Corporation the resigning Rights Agent or the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate, if any, for inspection by the Corporation), may apply, at the Corporation’s expense, to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a company in the Province of Ontario. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.
4.5 Compliance with Money Laundering Legislation
The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ prior written notice to the Corporation, provided: (i) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent’s satisfaction within such 10 day period, then such resignation shall not be effective.
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ARTICLE 5
MISCELLANEOUS
5.1 Redemption and Waiver
(a)    The Board of Directors may, with the prior consent of the holders of Voting Shares or of the holders of Rights given in accordance with Subsection 5.1(i) or (j), as the case may be, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to the provisions of this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).
(b)    The Board of Directors may, with the prior consent of the holders of Voting Shares given in accordance with Subsection 5.1(i), determine, at any time prior to the occurrence of a Flip-in Event as to which the application of Section has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares and otherwise than in the circumstances set forth in Subsection 5.1(d), to waive the application of Section 3.1 to such Flip-in Event. In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of shareholders called to approve such waiver.
(c)    The Board of Directors may, prior to the occurrence of a Flip-in Event, and upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to such particular Flip-in Event provided that the Flip-in Event would occur by reason of a Take-over Bid made by way of take-over bid circular sent to all holders of Voting Shares (which for greater certainty shall not include the circumstances described in Subsection 5.1(d)); provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(c), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a take-over bid circular to all holders of Voting Shares prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.1(c).
(d)    Notwithstanding the provisions of Subsections 5.1(b) and (c) hereof, upon written notice to the Rights Agent, the Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event provided that both of the following conditions are satisfied:
(i)    the Board of Directors has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement, and
(ii)    such Person has reduced its Beneficial Ownership of Common Shares such that at the time of granting the waiver pursuant to this Subsection 5.1(d), such Person is no longer an Acquiring Person, and in the event that such a waiver is granted by the Board of Directors, such Flip-In Event shall be deemed not to have occurred and the Separation Time shall be deemed not to have occurred as a result of such Person having inadvertently become an Acquiring Person.
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(e)    The Board of Directors, shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person which has made a Permitted Bid, a Competing Permitted Bid, or a Take-over Bid in respect of which the Board of Directors has waived, or is deemed to have waived pursuant to Subsection 5.1(c) the application of Section 3.1, takes up and pays for Voting Shares in connection with such Permitted Bid, Competing Permitted Bid or Take-over bid, as the case may be.
(f)    Where a Take-over Bid that is not a Permitted Bid Acquisition expires, is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being redeemed pursuant to this Subsection 5.1(f), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred and the Corporation shall be deemed to have issued Replacement Rights to the holders of its then outstanding Common Shares.
(g)    If the Board of Directors elects or is deemed to have elected to redeem the Rights, and, in circumstances in which Subsection 5.1(a) is applicable, such redemption is approved by the holders of Voting Shares or the holders of Rights in accordance with Subsection 5.1(i) or (j), as the case may be, the right to exercise the Rights, will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.
(h)    Within 10 Business Days after the Board of Directors elects or is deemed to elect, to redeem the Rights or if Subsection 5.1(a) is applicable within 10 Business Days after the holders of Common Shares or the holders of Rights have approved a redemption of Rights in accordance with Section 5.1(i) or (j), as the case may be, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.
(i)    If a redemption of Rights pursuant to Subsection 5.1(a) or a waiver of a Flip-in Event pursuant to Subsection 5.1(b) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Corporation’s by-laws.
(j)    If a redemption of Rights pursuant to Subsection 5.1(a) is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders or whose Rights have become null and void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation’s by-laws and the Business Corporations Act, with respect to meetings of shareholders of the Corporation.
(k)    The Board of Directors may following a Stock Acquisition Date and prior to the Separation Time upon prior written notice delivered to the Rights Agent, waive the application of Section 3.1 to the related Flip-in Event, provided that the Acquiring Person has reduced its Beneficial Ownership of Voting Shares (or has entered into a contractual arrangement with the Corporation, acceptable to the Board of Directors, to do so within 10 calendar days of the date on which such contractual arrangement is entered into or such other date as the Board of Directors may have determined) such that at the time the waiver becomes effective pursuant to this Subsection 5.1(k) such Person is no longer an Acquiring Person. In the event of such a waiver becoming effective prior to the Separation Time, for the purposes of this Agreement, such Flip-in Event shall be deemed not to have occurred.
Management Information Circular                                    PAGE -163-

(l)    The Corporation shall not be obligated to make a payment of the Redemption Price to any holder of Rights unless the holder is entitled to receive at least $1.00 in respect of all Rights held by such holder.
5.2 Expiration
No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Termination Time, except the Rights Agent as specified in Section 4.1 of this Agreement.
5.3 Issuance of New Rights Certificates
Notwithstanding any of the provisions of this Agreement or the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.
5.4 Supplements and Amendments
(a)    The Corporation may from time to time at any time prior to or after the Separation Time amend, supplement, restate or rescind any of the provisions of this Agreement in order to correct any clerical or typographical error or, subject to Section 5.4(e), to maintain the validity and effectiveness of this Agreement as a result of any change in applicable laws, rules or regulatory requirements. Notwithstanding anything in this Section 5.4(a) to the contrary, no such amendment, supplement, restatement or rescission shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such amendment, supplement, restatement or rescission.
(b)    Subject to Subsection 5.4(a), the Corporation may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time before the Separation Time, confirm, amend, restate, supplement or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the confirmation, amendment, restatement, supplement or rescission is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Corporation’s by-laws.
(c)    Subject to Subsection 5.4(a), the Corporation may, with the prior consent of the holders of Rights, at any time on or after the Separation Time, confirm, amend, restate, supplement or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such confirmation, amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if the confirmation, amendment, restatement, supplement or rescission is approved by the affirmative vote of a majority of the votes cast by holders of Rights represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Corporation’s by-laws. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders or whose Rights have become null and void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation’s by-laws and the Business Corporations Act, with respect to meetings of shareholders of the Corporation.
Management Information Circular                                    PAGE -164-

(d)    The Corporation shall give notice in writing to the Rights Agent of any supplement, amendment, deletion, variation or rescission to this Agreement pursuant to Section 5.1 within five Business Days of the date of any such supplement, amendment, deletion, variation or rescission, provided that failure to give such notice, or any defect therein, shall not affect the validity of any such supplement, amendment, deletion, variation or rescission.
(e)    Any amendments made by the Corporation to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations or rules thereunder shall:
(i)    if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment; and
(ii)    if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(d), confirm or reject such amendment.
Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.
5.5 Fractional Rights and Fractional Shares
(a)    The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights and the Corporation shall not be required to pay any amount to the holders of record of the Rights Certificates in lieu of such fractional Rights.
(b)    The Corporation shall not be required to issue fractions of Common Shares upon exercise of Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall be entitled to pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of one whole Common Share at the date of such exercise.
(c)    The Rights Agent shall have no obligation to make any payments in lieu of issuing fractions of Rights or Common Shares pursuant to Subsection 5.5(b) unless and until the Corporation shall have provided to the Rights Agent the amount of cash to be paid in lieu of issuing such fractional Rights or Common Shares, as the case may be.
Management Information Circular                                    PAGE -165-

5.6 Rights of Action
Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce such holder’s right to exercise such holder’s Rights, or Rights to which such holder is entitled, in the manner provided in such holder’s Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.
5.7 Regulatory Approvals
Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, any necessary approvals of any stock exchange shall be obtained, including without limitation approvals related to the issuance of Common Shares upon the Exercise of Rights.
5.8 Notice of Proposed Actions
In case the Corporation shall propose after the Separation Time and prior to the Termination Time to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation’s assets, then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.9 hereof, a notice of such proposed action, which shall specify the date on which such liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 20 Business Days prior to the date of taking of such proposed action by the Corporation.
5.9 Notices
(a)    Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:
Alamos Gold Inc.
181 Bay Street, Suite 3910
Toronto, ON M5J 2T3

Attention: Chief Executive Officer
Fax No.: (416) 368-2934
Management Information Circular                                    PAGE -166-

(b)    Notices or demands authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Corporation), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:
Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1

Attention: General Manager, Client Services
Fax: (416) 981-9800
(c)    Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, certified mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for its Common Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.
(d)    Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.
5.10 Successors and Assigns
All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and permitted assigns hereunder.
5.11 Benefits of this Agreement
Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.
5.12 Governing Law
This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Ontario and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.
5.13 Language
Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s’y rattachent et/ou quie en découleront soient rédigés en langue anglaise. The Parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in the English language.
Management Information Circular                                    PAGE -167-

5.14 Severability
If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.
5.15 Effective Date
(a)    Notwithstanding its amendment and restatement as of the date hereof, this Agreement is effective from the Record Time and replaces and supersedes the Fourth Amended and Restated Rights Plan Agreement. If this Agreement is not approved by resolution passed by a majority of the votes cast by Independent Shareholders represented in person or by proxy and entitled to vote in respect of approval of this Agreement at the annual meeting of the shareholders of the Corporation to be held in 2016 (together with any other approvals required by the rules of any stock exchange on which the Common Shares are then listed) and, if so approved, at every third annual meeting of the shareholders of the Corporation held thereafter, then the Rights Plan and this Agreement and all outstanding Rights and all other rights hereunder shall terminate and be void and of no further force and effect on and from the close of such meeting at which this Agreement was not so approved, or any adjournment or postponement thereof.
(b)    Notwithstanding 5.15(a), termination shall not occur as provided in Section 5.15(a) if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Section 5.1(b), (c), (d) or (k) hereof), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.15.
5.16 Privacy Legislation
The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual’s personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.
5.17 Determinations and Actions by the Board of Directors
All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors in connection herewith, in good faith, shall not subject the Board of Directors or any director of the Corporation to any liability to the holders of the Rights.
5.18 Fiduciary Duties of the Directors
Nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Voting Shares and/or Convertible Securities reject or accept any Take-over Bid or take any other action including the commencement, prosecution, defence or settlement of any litigation and the solicitation of additional or alternative Take-over Bids or other proposals to shareholders that the directors believe are necessary or appropriate in the exercise of their fiduciary duties.
Management Information Circular                                    PAGE -168-

5.19 Declaration as to Non-Canadian Holders
If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada or the U.S., the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the U.S., in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.
5.20 Limited Recourse
Each holder of Common Shares and/or holder of Rights and the Rights Agent and each Co-Rights Agent acknowledges and agrees that the obligations and liabilities (whether actual or contingent) of the Corporation under this Agreement shall not be personally binding upon any of the Directors of the Corporation or any registered or beneficial holder of Common Shares and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of the obligations or liabilities of the Corporation hereunder, and that recourse for such obligations or liabilities of the Corporation shall be limited to, and satisfied only out of, the assets of the Corporation.
5.21 Time of the Essence
Time shall be of the essence in this Agreement.
5.22 Execution in Counterparts
This Agreement may be executed in any number of counterparts and may be executed and delivered by facsimile, by e-mail in PDF format or similar electronic copy and each of such counterparts, facsimiles, e-mails in PDF format or similar electronic copies shall for all purposes be deemed to be an original, and all such counterparts, facsimiles, e‑mails in PDF format or similar electronic copies shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

ALAMOS GOLD INC.
Per:
Name:	Nils. F. Engelstad
Title:	Senior Vice President, General Counsel

COMPUTERSHARE TRUST COMPANY OF CANADA
Per:
Name:
Title:

Per:
Name:
Title:

Management Information Circular                                    PAGE -169-

ATTACHMENT 1
ALAMOS GOLD INC.
FIFTH AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT
[Form of Rights Certificate]
Certificate No.                                    Rights
THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE FIFTH AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE FIFTH AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.
Rights Certificate
This certifies that, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Fifth Amended and Restated Shareholder Rights Plan Agreement dated as of May 26, 2022, restating the Fourth Amended and Restated Shareholder Rights Plan Agreement dated as of May 2, 2019 between Alamos Gold Inc., a corporation amalgamated under the Business Corporations Act (Ontario), (the “Corporation”) and Computershare Trust Company of Canada, a corporation incorporated under the Canada Business Corporations Act (the “Rights Agent”) (which term shall include any successor Rights Agent under the Shareholder Rights Agreement), as the same may be amended, restated or supplemented from time to time (the “Shareholder Rights Agreement”), to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Shareholder Rights Agreement) and prior to the Termination Time (as such term is defined in the Shareholder Rights Agreement), one fully paid Class A common share of the Corporation (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in the city of Toronto. The Exercise Price shall (i) until the Separation Time be an amount equal to three times the Market Price (as such term is defined in the Shareholder Rights Agreement), from time to time, per Common Share; and (ii) from and after the Separation Time, be an amount equal to three times the Market Price, as at the Separation Time, per Common Share and in each case until adjusted in accordance with the terms of the Shareholder Rights Agreement.
In certain circumstances described in the Shareholder Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase or receive assets, debt securities or shares in the capital of the Corporation other than Common Shares, or more or less than one Common Share, all as provided in the Shareholder Rights Agreement.
This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Shareholder Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Shareholder Rights Agreement are on file at the registered office of the Corporation and are available upon request.
This Rights Certificate, with or without other Rights Certificates, upon surrender at the office of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered.
If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.
Management Information Circular                                    PAGE -170-

Subject to the provisions of the Shareholder Rights Agreement, the Rights evidenced by this Rights Certificate may be, and under certain circumstances are required to be, redeemed by the Corporation at a redemption price of $0.00001 per Right.
No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Shareholder Rights Agreement.
No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Shareholder Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Agreement.
This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.
WITNESS the facsimile signature of the proper officer of the Corporation.
Date:

ALAMOS GOLD INC.
By:

Countersigned:

COMPUTERSHARE TRUST COMPANY OF CANADA
By:
Authorized Signature

By:
Authorized Signature

Management Information Circular                                    PAGE -171-

FORM OF ASSIGNMENT
(To be executed by the registered holder if such holder desires to transfer the Rights Certificate.)
FOR VALUE RECEIVED                              hereby sells, assigns
and transfers unto

(Please print name and address of transferee.)
the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint, as attorney, to transfer the within Rights on the books of the Corporation, with full power of substitution.
Dated:
                                     Signature

(Please print name of Signatory)

Signature Guaranteed: (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)
Signature must be signature guaranteed by a major Canadian Trust Company, a major Schedule 1 Canadian chartered bank or a member of an acceptable Medallion Guarantee Program (STAMP, SEMP, MSP).

CERTIFICATE
(To be completed if true.)
The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of the foregoing. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.

                                     Signature

(Please print name of Signatory)
(To be attached to each Rights Certificate)

Management Information Circular                                    PAGE -172-

FORM OF ELECTION TO EXERCISE
(To be executed by the registered holder if such holder desires to exercise the Rights Certificate.)
TO:
The undersigned hereby irrevocably elects to exercise                 whole Rights represented by the attached Rights Certificate to purchase the Common Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.
If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.
Dated:
                                     Signature

(Please print name of Signatory)
Signature Guaranteed: (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)
Signature must be guaranteed by a Schedule 1 Canadian chartered bank or a member of an acceptable Medallion Guarantee Program (STAMP, SEMP, MSP).

Management Information Circular                                    PAGE -173-

CERTIFICATE
(To be completed if true.)
The undersigned party exercising Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of the foregoing. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.

                                     Signature

(Please print name of Signatory)

(To be attached to each Rights Certificate)

Management Information Circular                                    PAGE -174-

NOTICE
In the event the certification set forth above in the Forms of Assignment and Election to Exercise is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Shareholder Rights Agreement). No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.

Management Information Circular                                    PAGE -175-

SCHEDULE “E”
ALAMOS GOLD INC.
VIRTUAL AGSM USER GUIDE

LUMI

USER GUIDE – VIRTUAL MEETING

PLEASE READ CAREFULLY

To start

This year, the meeting will take place virtually. You will be able to participate online using your smartphone, tablet or computer.

You will be able to view a live webcast of the meeting, ask the board questions and submit your votes in real time.

You may also provide voting instructions before the meeting by completing the Form of Proxy or voting information form that has been provided to you.

To participate online

Make sure the browser on your device is compatible. You will need the latest version of Chrome, Safari, Edge, or Firefox. Internet Explorer is not supported.

Using your smartphone, tablet or computer, go to the following address:

Meeting Access

web.lumiagm.com/417466599

Caution: Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for your meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

Important Notice for Non-Registered Holders

Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy may attend as guests but will not be able to vote or ask questions during the meeting.

If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting information form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxy, otherwise you will be required to login as a guest.

You will need the following information to login:

Meeting ID	Password
417-466-599	**alamos2022**

Registered Shareholders

The control number listed on your form of proxy.

Appointed Proxy

The control number or username provided by the transfer agent.

Registered Shareholders and Appointed Proxy

Select "I have a login".

Guests

Select "I am a guest" and fill in the form.

16:23
Outlook
web.lumiagm.com
LUMI
I have a login
I am a guest
Support

Registered Shareholders

Enter the control number listed on your form of proxy and the password above.

Appointed Proxy

Enter the control number or username provided by the transfer agent and the password above.

16:23
Outlook
agmauth-agm-prod-ca.lumireactor.com
LUMI
Username
Password
LOGIN
Support

HOME
MESSAGING
LUMI agm
PARTICIPATING IN THE MEETING
To listen to the Meeting, select the broadcast tab which appears on the right side of the screen on a computer or at the bottom on a mobile device. Press play to participate in the Meeting. You must have audio enabled on your device and the stream unmuted.
VOTING
Once voting has opened, the voting tab will appear on the navigation bar at the top of your screen. The resolutions and voting choices will then be displayed. After you vote, a message confirming "vote received" will appear. Your vote can be changed by simply clicking the other option. If you wish to cancel your vote, please press "Cancel".
QUESTIONS
Questions can be submitted at any time during the Meeting until the Chair closes the session. To submit a question, select the messaging tab at the top of your screen. Type your message within the text box at the top of the messaging screen and
BROADCAST

Once logged in, you will see the home page, where you can access the meeting information, documents and the broadcast.

To watch the meeting, press on the broadcast icon. On a computer, the broadcast will appear automatically at the right-side once the meeting has started.

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Broadcast

Voting

Once voting has opened, the voting tab will appear. The resolutions and voting choices will be displayed in that tab.

To vote, select one of the voting options. Your choice will be highlighted.

A confirmation message will also appear to show your vote has been received.

The number of resolutions for which you have voted, or not yet voted, is displayed at the top of the screen.

You can change your votes until the end the voting period by simply selecting another choice.

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482-568-917
VOTING
DOCUMENTS
Poll Open
You have voted on 1 of 3 items
Resolution 1
For - Vote received
For
Against
Withhold
CANCEL
Resolution 2
Select a choice to send.
For
Against
BROADCAST

You will continue to hear the meeting proceedings.
To return to the broadcast tab on mobile,
tap on the broadcast button after having voted.

Questions

To ask a question, select the messaging tab. Type your question within the box at the top of the screen and click the send arrow.

Questions sent via the Lumi AGM online platform will be moderated before being sent to the Chair.

16:25
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482-568-917
HOME
MESSAGING
Messaging
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M. Smith
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